



Wellesley Bancorp, Inc.

Annual Report 2013



Wellesley Bancorp, Inc.

April 2013

Dear Shareholder,

It is our pleasure to present the second Annual Report to Shareholders of Wellesley Bancorp, Inc. and its wholly owned subsidiary Wellesley Bank, a premier banking and wealth management institution.

This past year Wellesley Bank made significant strides in solidifying a foundation for the Bank's continued success and future growth. First, in January 2012, Wellesley Bancorp, the stock holding company for Wellesley Bank, successfully completed its initial public offering and the conversion of the Bank from the mutual form of organization to the stock form of organization. We raised net proceeds of $21.2 million in the stock offering, which will allow us to support future lending and operational growth, future branch expansion and enhanced profitability through the growth of the balance sheet. In connection with the offering and conversion, we established the Wellesley Bank Charitable Foundation to ensure our continued long-standing commitment to support charitable purposes within the communities we serve.

Consistent with our moderate growth strategy, in April 2013, we opened of our third branch in Wellesley at 29 Washington Street in the Wellesley Lower Falls section of town. This is a new state-of-the-art facility and we look forward to providing convenient banking services from this location for our existing and prospective customers. In March 2013, we entered into a lease agreement for a proposed new branch, which will be expected to open in 2013 subject to regulatory approval.

Finally, our 2012 financial results were strong as pretax net income totaled $3.4 million, exclusive of the one-time contribution to the Charitable Foundation, compared to pretax net income of $3.1 for the year ending December 31, 2011. Operating results reflected an increase in net interest income to $11.5 million from $10.3 million in the prior year due to growth in both our loan and investment portfolios, and a reduction in interest expense attributable to a generally low interest rate environment. Total assets increased to $376 million at December 31, 2012 from $303 million at December 31, 2011.

Lastly, the directors, officers and staff at Wellesley Bank would like to thank all of our shareholders for your confidence and support. Our experienced and capable management team and Board of Directors are dedicated to meeting the challenges that lie ahead and taking advantage of the opportunities that are presented to us.

Sincerely,

Thomas J. Fontaine
President and CEO

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

FORM 10-K

(Mark One)

☒ **ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**



for the fiscal year ended December 31, 2012

OR

☐ **TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

For the transition period from _________ to _________

Commission file number: **0-54271**

WELLESLEY BANCORP, INC.
(Exact name of registrant as specified in its charter)

Maryland	**45-3219901**
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification No.)
47 Church Street, Wellesley, Massachusetts	**02482**
(Address of principal executive offices)	(Zip Code)

Issuer's telephone number, including area code: **(781) 235-2550**

Securities registered pursuant to Section 12(b) of the Act: **None**

Securities registered pursuant to Section 12(g) of the Act: **Common stock, par value $0.01 per share**
(Title of Class)

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. Yes __ No X

Indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Act. Yes __ No X

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes X No __

Indicate by check mark whether the registrant has submitted electronically and posted on its corporate Web site, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T during the preceding 12 months (or for such shorter period that the registrant was required to submit and post such files). Yes X No __

Indicate by check mark if disclosure of delinquent filers pursuant to Item 405 of Regulation S-K is not contained herein, and will not be contained, to the best of registrant's knowledge, in definitive proxy or information statements incorporated by reference in Part III of this Form 10-K or any amendment to this Form 10-K. [X]

Indicate by check mark whether the registrant is a large accelerated, an accelerated filer, a non-accelerated filer, or a smaller reporting company. See the definitions of "large accelerated filer," "accelerated filer," and "smaller reporting company" in Rule 12b-2 of the Exchange Act. (Check one):

Large accelerated filer	________	Accelerated filer	_____
Non-accelerated filer (Do not check if a smaller reporting company)	________	Smaller reporting company	X

Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act). Yes __ No X

The aggregate market value of the common stock held by non-affiliates as of June 29, 2012 was $30,740,128, based on a closing price of $14.25.

As of March 18, 2012, the registrant had 2,463,660 of its common stock outstanding.

DOCUMENTS INCORPORATED BY REFERENCE

Portions of the proxy statement for the registrant's 2013 annual meeting of stockholders (Part III).

INDEX

Forward-Looking Statements

When used in this Annual Report on Form 10-K, the words or phrases "will likely result," "are expected to," "will continue," "is anticipated," "estimate," "project" or similar expressions are intended to identify "forward-looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995. Such statements are subject to certain risks and uncertainties including changes in economic conditions in the Company's market area, changes in policies by regulatory agencies, fluctuations in interest rates, demand for loans in the Company's market area, competition and information provided by third-party vendors and the matters described herein under "Item 1A. Risk Factors" that could cause actual results to differ materially from historical results and those presently anticipated or projected. The Company wishes to caution readers not to place undue reliance on any such forward-looking statements, which speak only as of the date made. The Company wishes to advise readers that the factors listed above could affect the Company's financial performance and could cause the Company's actual results for future periods to differ materially from any opinions or statements expressed with respect to future periods in any current statements.

The Company does not undertake, and specifically disclaims any obligation, to publicly release the result of any revisions which may be made to any forward-looking statements to reflect events or circumstances after the date of such statements or to reflect the occurrence of anticipated or unanticipated events.

PART I

Item 1. Business

General

Wellesley Bancorp, Inc. Wellesley Bancorp, Inc. (the "Company") was incorporated in September 2011 to be the holding company for Wellesley Bank (the "Bank") following the Bank's conversion (the "Conversion") from the mutual to stock form of ownership. On January 25, 2012, the Conversion was completed and the Bank became the wholly-owned subsidiary of the Company. Also on that date, the Company sold and issued 2,407,151 shares of its common stock at a price of $10.00 per share, through which the Company received net offering proceeds of $21.2 million. The Company's principal business activity is the ownership of the outstanding shares of common stock of the Bank. The Company does not own or lease any property, but instead uses the premises, equipment and other property of the Bank, with the payment of appropriate rental fees, as required by applicable laws and regulations, under the terms of an expense allocation agreement entered into with the Bank.

Wellesley Bank. Founded in 1911, Wellesley Bank is a Massachusetts chartered cooperative bank headquartered in Wellesley, Massachusetts. We operate as a community-oriented financial institution offering traditional financial services to consumers and businesses in our primary market area. We attract deposits from the general public and use those funds to originate primarily residential mortgage loans, commercial real estate loans and construction loans, and, to a lesser extent, commercial business loans, home equity lines of credit and other consumer loans. We conduct our lending and deposit activities primarily with individuals and small businesses in our primary market area. In addition, we also provide investment management services for high net worth individuals, not-for-profit entities and businesses through our wholly-owned subsidiary, Wellesley Investment Partners, LLC, a registered investment advisor.

The Bank's and the Company's executive offices are located 47 Church Street, Wellesley, Massachusetts 02482 and its telephone number is (781) 235-2550.

Our website address is www.wellesleybank.com. Information on our website should not be considered a part of this document.

Wellesley Bank Charitable Foundation. In connection with the Conversion, the Company established the Wellesley Bank Charitable Foundation (the "Foundation") through the contribution of $225,000 in cash and 157,477 shares of common stock. The total contribution expense recognized by the Company in 2012 was $1.8 million pre-tax ($1.1 million after tax). The Foundation will make grants and donations to support charitable purposes within the communities served, currently or in the future, by the Company.

Market Area

We conduct our operations from our executive offices and three full-service branch offices located in Wellesley, Massachusetts, a community within the greater Boston metropolitan area. Our primary lending market is defined by our Community Reinvestment Act assessment area, and includes the communities of Wellesley, Dover and Needham in Norfolk

County, the communities of Natick, Newton, Cambridge and Weston in Middlesex County and portions of the city of Boston in Suffolk County. Due to our proximity to Boston, our primary market area benefits from the presence of numerous institutions of higher learning, medical care and research centers and the corporate headquarters of several investment and financial services companies. The greater Boston metropolitan area also has many life science and high technology companies employing personnel with specialized skills. These factors affect the economic vitality of the region and impact the demand for residential homes, residential construction, office buildings, shopping centers, and other commercial properties in our market area.

Our market area is located largely in the Boston-Cambridge-Quincy, Massachusetts/New Hampshire Metropolitan Statistical Area. Based on the 2010 United States census, the Boston metropolitan area is the 10th largest metropolitan area in the United States. Located adjacent to major transportation corridors, the Boston metropolitan area provides a highly diversified economic base, with major employment sectors ranging from services, manufacturing and wholesale/retail trade, to finance, technology and medical care. Based on U.S. Census Bureau data, 2010 median household income was $81,000 and $77,000 for Norfolk County and Middlesex County, respectively, compared to median household income for Massachusetts of $64,500, and $51,000 for the United States for 2010. In addition, 2010 per capita income was $42,000 and $40,000 for Norfolk County and Middlesex County, respectively, compared to per capita income for Massachusetts of $34,000, and $27,000 for the United States for 2010. The town of Wellesley had 2010 median household income and per capita income of $139,000 and $66,000, respectively.

Competition

We face significant competition for deposits and loans. Our most direct competition for deposits has historically come from the financial institutions operating in our primary market area and from other financial service companies such as securities brokerage firms, credit unions and insurance companies. We also face competition for investors' funds from money market funds and mutual funds. At June 30, 2012, which is the most recent date for which data is available from the Federal Deposit Insurance Corporation, we held 1.37% of the deposits in Norfolk County, which was the 18th largest market share among the 47 financial institutions with offices in Norfolk County. At June 30, 2012, we also held 13.68% of the deposits in the town of Wellesley, which was the third largest market share among the 14 financial institutions with offices in Wellesley. Some of the banks owned by large national and regional holding companies and other community-based banks that also operate in our primary market area are larger than we are and, therefore, may have greater resources or offer a broader range of products and services.

Our competition for loans comes from financial institutions, including credit unions, in our primary market area and from other financial service providers, such as mortgage companies and mortgage brokers. Competition for loans also comes from nondepository financial service companies entering the mortgage market, such as insurance companies, securities companies and specialty finance companies.

We expect competition to increase in the future as a result of legislative, regulatory and technological changes and the continuing trend of consolidation in the financial services industry. Technological advances, for example, have lowered barriers to entry, allowed banks to expand their geographic reach by providing services over the internet, and made it possible for nondepository institutions to offer products and services that traditionally have been provided by banks. Competition for deposits and the origination of loans could limit our growth in the future.

Lending Activities

Residential Mortgage Loans. The largest segment of our loan portfolio is mortgage loans to enable borrowers to purchase or refinance existing homes, most of which serve as the primary residence of the owner. At December 31, 2012, residential mortgage loans were $130.6 million, or 43.8%, of our total loan portfolio, consisting of $19.5 million and $111.0 million of fixed-rate and adjustable-rate loans, respectively. We offer fixed-rate and adjustable-rate residential mortgage loans with terms up to 30 years. Generally, our fixed-rate loans conform to Fannie Mae and Freddie Mac underwriting guidelines and are originated with the intention to sell. Our adjustable-rate mortgage loans generally adjust every three years after an initial fixed period that ranges from three to ten years. Interest rates and payments on our adjustable-rate loans generally are adjusted to a rate equal to a specified percentage above the three year U.S. Treasury index. Depending on the loan type, the maximum amount by which the interest rate may be increased or decreased is generally 2% per adjustment period and the lifetime interest rate caps range from 5% to 6% over the initial interest rate of the loan. Our adjustable-rate loans generally have prepayment penalties.

Borrower demand for adjustable-rate compared to fixed-rate loans is a function of the level of interest rates, the expectations of changes in the level of interest rates, and the difference between the interest rates and loan fees offered for fixed-rate mortgage loans as compared to the interest rates and loan fees for adjustable-rate loans. The relative amount of fixed-rate and adjustable-rate mortgage loans that can be originated at any time is largely determined by the demand for each in a competitive environment. The loan fees, interest rates and other provisions of mortgage loans are determined by us on the basis of our own pricing criteria and competitive market conditions.

While residential mortgage loans are normally originated with up to 30-year terms, such loans typically remain outstanding for substantially shorter periods because borrowers often prepay their loans in full either upon sale of the property pledged as security or upon refinancing the original loan. Therefore, average loan maturity is a function of, among other factors, the level of purchase and sale activity in the real estate market, prevailing interest rates and the interest rates payable on outstanding loans. Additionally, our current practice is generally to (1) sell to the secondary market newly originated 15-year or longer term conforming fixed-rate residential mortgage loans, and (2) to hold in our portfolio nonconforming loans, shorter-term fixed-rate loans and adjustable-rate loans. Generally, conforming fixed-rate loans are sold to third parties with servicing released. Wellesley Bank's portfolio lending generally consists of conforming and non-conforming adjustable-rate loans for owner-occupied and investor properties with loan-to-value ratios of up to 80%. Mortgage amortizations range from 15 to 30 years. We do not originate "interest only" mortgage loans on one-to-four family residential properties nor do we offer loans that provide for negative amortization of principal such as "option ARM" loans where the borrower can pay less than the interest owed on their loan. Additionally, we generally do not offer "subprime loans" (loans that are made with low down payments to borrowers with weakened credit histories typically characterized by payment delinquencies, previous charge-offs, judgments or bankruptcies, or borrowers with questionable repayment capacity) or "Alt-A" loans (loans to borrowers having less than full documentation).

We will make loans with loan-to-value ratios up to 90% (occasionally to 95% for first time home buyers and other qualified borrowers on an exception basis); however, we generally require private mortgage insurance for loans with a loan-to-value ratio over 90%. We require all properties securing mortgage loans in excess of $250,000 to be appraised by a licensed real estate appraiser. We generally require title insurance on all first mortgage loans. Exceptions to these lending policies are based on an evaluation of credit risk related to the borrower and the size of the loan. Borrowers must obtain hazard insurance, and flood insurance is required for loans on properties located in a flood zone.

In an effort to provide financing for first-time buyers, we offer adjustable-rate and fixed-rate loan programs. We offer mortgage loans through this program to qualified individuals and originate the loans using modified underwriting guidelines, reduced interest rates, modified loan conditions and reduced closing costs.

Commercial Real Estate Loans. We also offer fixed-rate and adjustable-rate mortgage loans secured by commercial real estate, including loans secured by multi-family real estate. At December 31, 2012, commercial real estate loans were $80.2 million, or 26.9%, of our total loan portfolio, inclusive of $3.6 million in multi-family real estate loans. The commercial real estate loan portfolio consisted of $21.5 million in fixed-rate loans and $58.7 million in adjustable-rate loans at December 31, 2012. Our primary focus is individual commercial real estate loan originations to small- and mid-size owner occupants and investors in amounts between $1.0 million and $5.0 million. Due to loan amortizations and lower than targeted size originations, the average size for loans in this portfolio was $652,000 at December 31, 2012. Our commercial real estate and multi-family loans are generally secured by properties used for business purposes such as office buildings, warehouses, retail facilities and apartment buildings. In addition to originating these loans, we also occasionally participate in commercial real estate loans with other financial institutions located primarily in Massachusetts.

We originate fixed-rate and adjustable-rate commercial real estate and multi-family loans for terms up to 25 years. Interest rates and payments on our adjustable-rate loans adjust every three, five or seven years and generally are adjusted to a rate equal to a specified percentage above the corresponding Federal Home Loan Bank Classic Advance borrowing rate. Most of our adjustable-rate commercial real estate and multi-family loans adjust every five years and amortize over a 25 year term. Since 2010, all commercial real estate and multi-family loan originations are generally subject to an interest rate floor. Loan amounts do not exceed 80% of the property's appraised value at the time the loan is originated.

At December 31, 2012, our largest commercial real estate loan was for $4.0 million and was secured by a retail office building located in Boston, Massachusetts. At December 31, 2012, our largest multi-family real estate loan was for $682,000 and was secured by an income producing property in Massachusetts. Both of these loans were performing according to their original repayment terms at December 31, 2012.

Construction Loans. At December 31, 2012, construction loans were $48.2 million, or 16.1%, of our total loan portfolio. We primarily originate construction loans to contractors and builders, and to a lesser extent individuals, to finance the construction of residential dwellings. We also make construction loans for commercial development projects, including small industrial buildings and retail and office buildings. Our construction loans generally are fixed-rate, interest-only loans that provide for the payment of interest only during the construction phase, which usually ranges from 12 to 24 months. The interest rates on our construction loans generally give consideration to the prime rate as published in the *Wall Street Journal* and market conditions. Construction loans generally can be made with a maximum loan to value ratio of 80% of the appraised market value estimated upon completion of the project. As appropriate to the underwriting and appraisal process, a "discounted cash flow analysis" is utilized. Before making a commitment to fund a construction loan, we require an appraisal of the property by an independent licensed appraiser. We also will require an inspection of the property before disbursement of funds during the term of the construction loan. Generally, our construction loans do not provide for interest payments to be funded by interest reserves.

We lend to experienced local builders and our construction loans are primarily secured by properties located within a 20 mile radius of Wellesley, Massachusetts. All borrowers are underwritten and evaluated for creditworthiness based on past experience, debt service ability, net worth analysis including available liquidity, and other credit factors. We require personal guarantees on all construction loans. Advances are only made following an inspection of the property confirming completion of the required progress on the project and an update to the title completed by a bank approved attorney.

Most of our loans for the construction of residential properties are for residences being built that have not been sold prior to commencement of construction (speculative loans). At December 31, 2012, our construction loan portfolio consisted of $29.1 million, or 9.8% of our total loan portfolio, in loans that were secured by speculative residential loan projects, while $8.4 million, or 2.8% of our loan portfolio, were in loans that were secured by owner-occupied residential real estate, and $10.6 million, or 3.6% of our loan portfolio, were in loans that were secured by speculative commercial loan projects.

At December 31, 2012, our largest outstanding construction loan relationship was for a speculative project aggregating $5.1 million, of which $2.4 million was outstanding. This project is secured by a residential property, located in Boston, which is to be renovated and marketed as three condominium units. This relationship was performing according to its original repayment terms at December 31, 2012.

Commercial Business Loans. We make commercial business loans primarily in our market area to a variety of professionals, sole proprietorships and small businesses. At December 31, 2012, commercial business loans were $15.7 million, or 5.3% of our total loan portfolio. Commercial lending products include term loans, revolving lines of credit and equipment loans. Commercial business loans and lines of credit are made with either variable or fixed rates of interest. Variable rates are based on the prime rate as published in *The Wall Street Journal*, plus a margin. Fixed-rate business loans are generally priced by considering the prime rate and the comparable cost of funding, typically from published rates of the Federal Home Loan Bank of Boston. Commercial business loans typically have shorter maturity terms and higher interest spreads than real estate loans, but generally involve more credit risk because of the type and nature of the collateral. We focus our efforts on small- to medium-sized, privately-held companies with local or regional businesses that operate in our market area. In addition, commercial business loans are generally made only to existing customers having a business or individual deposit account and new borrowers are expected to establish appropriate deposit relationships with Wellesley Bank, if not already a depositor.

When making commercial loans, we consider the financial statements of the borrower, our lending history with the borrower, the debt service capabilities of the borrower, the projected cash flows of the business and the value of the collateral, primarily accounts receivable, inventory and equipment, and these loans are supported by personal guarantees. At December 31, 2012, our largest commercial business loan was a $6.0 million loan, of which $4.0 million has been retained and $2.0 million has been participated to another financial institution. At December 31, 2012, $1.4 million had been advanced on this loan. The loan is secured by all of the business assets of the operating company and is performing according to the original terms at December 31, 2012. Our largest commercial lines of credit were each $1.0 million; one to a local educational institution, which is unsecured and had no balance outstanding at December 31, 2012. The other was to a company and was secured by all business assets, and had no balance outstanding at December 31, 2012.

Home Equity Lines of Credit. We offer home equity lines of credit, which are generally secured by owner-occupied residences. At December 31, 2012, home equity lines of credit were $23.1 million, or 7.7% of our total loan portfolio. Home equity lines of credit have adjustable rates of interest with ten-year draws amortized over 15 years that are indexed to the Prime Rate as published by *The Wall Street Journal* and generally are subject to an interest rate floor. Our home equity lines of credit generally have a monthly variable interest rate. We offer home equity lines of credit with cumulative loan-to-value ratios generally up to 85%, when taking into account both the balance of the home equity loans and first mortgage loan. We typically do not hold a first mortgage position on the homes that secure home equity lines of credit.

The procedures for underwriting home equity lines of credit include an assessment of the applicant's payment history on other debts and ability to meet existing obligations and payments on the proposed loan. Although the applicant's creditworthiness is a primary consideration, the underwriting process also includes a comparison of the value of the collateral to the proposed loan amount. The procedures for underwriting residential mortgage loans apply equally to home equity loans.

Other Consumer Loans. We occasionally make fixed-rate second mortgage loans, automobile loans, loans secured by passbook or certificate accounts and overdraft loans. At December 31, 2012, other consumer loans were $455,000 or 0.2% of total loans.

The procedures for underwriting consumer loans include an assessment of the applicant's payment history on other debts and ability to meet existing obligations and payments on the proposed loan. Although the applicant's creditworthiness is a primary consideration, the underwriting process also includes a comparison of the value of the collateral, if any, to the proposed loan amount.

Loan Underwriting

Adjustable-Rate Loans. Due to historically low interest rate levels, borrowers generally have preferred fixed-rate loans in recent years. While we anticipate that our adjustable-rate loans will better offset the adverse effects on our net interest income of an increase in interest rates as compared to fixed-rate mortgages, the increased mortgage payments required of adjustable-rate loans in a rising interest rate environment could lead to an increase in delinquencies and defaults. The marketability of the underlying property also may be adversely affected in a high interest rate environment. In addition, although adjustable-rate mortgage loans help make our asset base more responsive to changes in interest rates, the extent of this interest sensitivity is limited by the annual and lifetime interest rate adjustment limits.

Commercial Real Estate Loans. Loans secured by commercial real estate, including multi-family real estate, generally have larger balances and involve a greater degree of risk than residential mortgage loans. Of primary concern in commercial real estate lending is the borrower's creditworthiness and the feasibility and cash flow potential of the project. Payments on loans secured by income properties often depend on successful operation and management of the properties. As a result, repayment of such loans may be subject to a greater extent than residential real estate loans to adverse conditions in the real estate market or the economy. To monitor cash flows on income properties, we require borrowers and loan guarantors, where applicable, to provide annual financial statements on commercial real estate loans. In reaching a decision on whether to make a commercial real estate loan, we consider the net operating income of the property, the borrower's expertise, credit history, profitability and the value of the underlying property. We require an environmental survey for commercial real estate loans.

Construction Loans. Construction financing is considered to involve a higher degree of risk of loss than long-term financing on improved, occupied real estate. Risk of loss on a construction loan depends largely upon the accuracy of the initial estimate of the property's value at completion of construction or development and the estimated cost (including interest) of construction. During the construction phase, a number of factors could result in delays and cost overruns. If the estimate of construction costs proves to be inaccurate, we may be required to advance funds beyond the amount originally committed to permit completion of the development. If the estimate of value proves to be inaccurate, we may be confronted, at or before the maturity of the loan, with a project having a value which is insufficient to assure full repayment. As a result of the foregoing, construction lending often involves the disbursement of substantial funds with repayment dependent, in part, on the success of the ultimate project rather than the ability of the borrower or guarantor to repay principal and interest. If we are forced to foreclose on a project before or at completion due to a default, there can be no assurance that we will be able to recover all of the unpaid balance of, and accrued interest on, the loan as well as related foreclosure and holding costs.

Commercial Business Loans. Unlike residential mortgage loans, which generally are made on the basis of the borrower's ability to make repayment from his or her employment or other income, and which are secured by real property whose value tends to be more easily ascertainable, commercial business loans are of higher risk and typically are made on the basis of the borrower's ability to make repayment from the cash flow of the borrower's business. As a result, the availability of funds for the repayment of commercial business loans may depend substantially on the success of the business itself. Further, any collateral securing such loans may depreciate over time, may be difficult to appraise and may fluctuate in value.

Consumer Loans. Consumer loans may entail greater risk than do residential mortgage loans, particularly in the case of consumer loans that are unsecured or secured by assets that depreciate rapidly. Such cases often do not warrant further substantial collection efforts against the borrower. Furthermore, the application of various federal and state laws, including federal and state bankruptcy and insolvency laws, may limit the amount which can be recovered on such loans.

Loan Originations, Purchases and Sales. Loan originations come from a number of sources. The primary source of loan originations are our in-house loan originators, and to a lesser extent, local mortgage brokers, advertising and referrals from customers. We occasionally purchase commercial real estate loans or participation interests in commercial real estate loans.

Additionally, our current practice is generally (1) to sell to the secondary market newly originated 15-year or longer term conforming fixed-rate residential mortgage loans, and (2) to hold in our portfolio nonconforming loans, shorter-term fixed-rate loans and adjustable-rate loans. Our decision to sell loans is based on prevailing market interest rate conditions and interest rate risk management. Generally, loans are sold to third parties with servicing released. In addition, we sell participation interests in commercial real estate loans to local financial institutions, primarily the portion of loans that exceed our borrowing limits or are in an amount that is considered prudent in concert with recognition of credit risk.

For the years ended December 31, 2012 and 2011, we originated $204.7 million and $95.9 million of total loans, and sold $25.4 million and $4.4 million of loans, respectively, all of which were residential mortgage loans. At December 31, 2012, we had no loans sold with recourse.

Loan Approval Procedures and Authority. Our lending activities follow written, nondiscriminatory, underwriting standards and loan origination procedures established by our Board of Directors and management. Loans in excess of $1.5 million must be authorized by a member of the Security Committee of the Board of Directors.

Loans-to-One Borrower Limit and Loan Category Concentration. The maximum amount that we may lend to one borrower and the borrower's related entities is generally limited by statute to 20% of our capital, which is defined under Massachusetts law as the sum of our capital stock, surplus account and undivided profits. Obligations secured by a first lien residential mortgage are excluded from the total borrower obligations for purposes of this computation. At December 31, 2012, our regulatory limit on loans-to-one borrower was approximately $6.7 million. At that date, our largest single borrower lending relationship exclusive of one residential loan for $1.9 million, consisted of two commercial mortgages, one residential construction loan, one commercial construction loan and a secured commercial line of credit, totaling $5.8 million. An additional $1.7 million of unadvanced lines was available to this customer, subject to regulatory limits. These loans were performing in accordance with its original repayment terms at December 31, 2012. As a result of our offering, our regulatory loans-to-one borrower limit has increased.

Loan Commitments. We issue commitments for fixed-rate and adjustable-rate mortgage loans conditioned upon the occurrence of certain events. Commitments to originate mortgage loans are legally binding agreements to lend to our customers. Generally, our loan commitments expire after 60 days.

Investment Activities

We have legal authority to invest in various types of securities, including U.S. Treasury obligations, obligations of various government-sponsored enterprises and municipal governments, deposits at the Federal Home Loan Bank of Boston, certificates of deposit of federally insured institutions, investment grade corporate bonds and investment grade marketable equity securities. We also are required to maintain an investment in Federal Home Loan Bank of Boston stock. While we have the authority under applicable law to invest in derivative securities, we had no investments in derivative securities through December 31, 2012.

At December 31, 2012, our investment portfolio consisted primarily of residential mortgage-backed securities issued by U.S. government agencies and government-sponsored enterprises, state and municipal bonds and investment grade corporate bonds.

Our investment objectives are to provide and maintain liquidity, to establish an acceptable level of interest rate and credit risk, to provide an alternate source of low-risk investments when demand for loans is weak and to generate a favorable return. Management has the responsibility for the investment portfolio subject to the guidelines established in our investment policy approved by the Board of Directors. Management works with Wellesley Investment Partners, LLC, a wholly-owned subsidiary of Wellesley Bank and a registered investment advisor, in the day-to-day management of the investment portfolio. The Board of Directors reviews the status of the portfolio on a monthly basis. The Asset/Liability Committee, which meets on a quarterly basis, reviews an in-depth analysis of the portfolio including performance risk, credit risk and interest rate risk.

Deposit Activities and Other Sources of Funds

General. Deposits, borrowings and loan repayments are the major sources of our funds for lending and other investment purposes. Scheduled loan repayments are a relatively stable source of funds, while deposit inflows and outflows and loan prepayments are significantly influenced by general interest rates and financial market conditions.

Deposit Accounts. Deposits are attracted from within our market area based on reputation, and by advertising and other marketing efforts, and through the offering of a broad selection of deposit instruments, including noninterest-bearing demand deposits (such as checking accounts), interest-bearing demand accounts (such as NOW and money market accounts), savings accounts and certificates of deposit. We do not currently utilize brokered deposits. In addition to accounts for individuals, we also offer several commercial checking accounts designed for the businesses operating in our market area and strongly encourage commercial borrowers to utilize our commercial business deposit products.

Deposit account terms vary according to the minimum balance required, the time periods the funds must remain on deposit and the interest rate, among other factors. In determining the terms of our deposit accounts, we consider the rates offered by our competition, our liquidity needs, profitability to us, and customer preferences and concerns. We generally review our deposit mix and pricing on a weekly basis. Our deposit pricing strategy has generally been to offer competitive rates and to offer periodically special rates in order to attract deposits of a specific type or term.

Business Banking and Cash Management Services. We offer a variety of deposit accounts designed for the businesses operating in our market area. Our business banking deposit products include a commercial checking account and checking accounts specifically designed for small businesses. We also offer remote capture products for business customers to meet their online banking needs. Additionally, we offer a commercial NOW account with sweep features and money market accounts for businesses. We are seeking to increase our commercial deposits through the offering of these types of cash management products.

Borrowings. We may utilize advances from the Federal Home Loan Bank of Boston to supplement our supply of investable funds. The Federal Home Loan Bank functions as a central reserve bank providing credit for its member financial institutions. As a member, we are required to own capital stock in the Federal Home Loan Bank and are authorized to apply for advances on certain of our whole first mortgage loans and other assets (principally securities which are obligations of, or guaranteed by, the United States), provided certain standards related to creditworthiness have been met. Advances are made under several different programs, each having its own interest rate and range of maturities. Depending on the program, limitations on the amount of advances are based either on a fixed percentage of an institution's net worth or on the Federal Home Loan Bank's assessment of the institution's creditworthiness. At December 31, 2012, we had advances outstanding with the Federal Home Loan Bank of Boston totaling $31.5 million, and had the ability to borrow a total of approximately $32.9 million in additional funds. At December 31, 2012, we also had an available line of credit of $1.3 million with the Federal Home Loan Bank of Boston at an interest rate that adjusts daily. We had no overnight advances with the Federal Home Loan Bank on this date. All of our borrowings from the Federal Home Loan Bank are secured by a blanket lien on residential real estate loans.

The Co-operative Central Bank borrowings for liquidity purposes are available to all cooperative member banks. Loan advances will generally be made on an unsecured basis provided that the aggregate loan balance is less than 5% of total deposits of the member bank; the member bank's primary capital ratio is in excess of 5%; the member bank meets the required CAMELS rating; and the quarterly and year-to-date net income before extraordinary items is positive. At December 31, 2012, we had $13.6 million of borrowing capacity with the Co-operative Central Bank, none of which was outstanding.

At December 31, 2012, we also had the ability to borrower $13.7 million under a collateralized borrower in custody agreement with the Federal Reserve Bank of Boston, none of which was outstanding. At December 31, 2012, the Company also has a $2.0 million unsecured line of credit with a correspondent bank, none of which was outstanding.

We formerly offered a program wherein securities sold under agreements to repurchase ("REPO") were customer deposits that were invested overnight in mortgage-related securities. For each of these predominantly commercial customers, a predetermined balance is established, and deposits in excess of that amount are transferred into the repurchase account from each customer's checking account. The next banking day, the funds are recredited to their individual checking account along with interest earned at market rates. This program was eliminated in August 2012 and replaced with a NOW account based product with sweep features. Substantially all customers utilizing the previous program have converted to the new product. See *"Management's Discussions and Analysis of Financial Condition and Results of Operations—Balance Sheet Analysis—Borrowings."*

Personnel

As of December 31, 2012, we had 38 full-time employees and 9 part-time employees, none of whom is represented by a collective bargaining unit. We believe our relationship with our employees is good.

Subsidiaries

Wellesley Bank is a subsidiary of Wellesley Bancorp. The following are descriptions of Wellesley Bank's wholly-owned subsidiaries:

Wellesley Investment Partners, LLC. Wellesley Investment Partners, LLC, established in 2007, is a Massachusetts limited liability company that offers customers fee-based investment advisory services and a range of nondeposit investment products, including mutual funds and equities, through a third-party registered broker-dealer. Customer securities are held by an independent third party custodian. Wellesley Investment Partners is an SEC registered investment advisor.

Wellesley Securities Corporation. Wellesley Securities Corporation, established in 1992, is a Massachusetts corporation that engages in buying, selling and holding securities on its own behalf. As a Massachusetts securities corporation, the income earned on Wellesley Securities Corporation's investment securities is subject to a lower state tax rate than that assessed on income earned on investment securities maintained at Wellesley Bank.

Central Linden LLC. Organized in 2010, Central Linden LLC is a Massachusetts limited liability company formed for the purpose of holding, managing and selling foreclosed real estate. Central Linden is currently inactive.

Regulation and Supervision

General

Wellesley Bank is a Massachusetts-chartered cooperative bank and is the wholly-owned subsidiary of Wellesley Bancorp, a Maryland corporation, which is a registered bank holding company. Wellesley Bank's deposits are insured up to applicable limits by the Federal Deposit Insurance Corporation and by the Share Insurance Fund of the Co-operative Central Bank for amounts in excess of the Federal Deposit Insurance Corporation insurance limits. Wellesley Bank is subject to extensive regulation by the Massachusetts Commissioner of Banks, as its chartering agency, and by the Federal Deposit Insurance Corporation, its primary federal regulator and deposit insurer. Wellesley Bank is required to file reports with, and is periodically examined by, the Federal Deposit Insurance Corporation and the Massachusetts Commissioner of Banks concerning its activities and financial condition and must obtain regulatory approvals prior to entering into certain transactions, including, but not limited to, mergers with or acquisitions of other financial institutions. As a registered bank holding company, Wellesley Bancorp is regulated by the Board of Governors of the Federal Reserve System (the "Federal Reserve Board").

The regulatory and supervisory structure establishes a comprehensive framework of activities in which an institution can engage and is intended primarily for the protection of depositors and, for purposes of the Federal Deposit Insurance Corporation, the deposit insurance fund, rather than for the protection of stockholders and creditors. The regulatory structure also gives the regulatory authorities extensive discretion in connection with their supervisory and enforcement activities and examination policies, including policies concerning the establishment of deposit insurance assessment fees, classification of assets and establishment of adequate loan loss reserves for regulatory purposes. Any change in such regulatory requirements and policies, whether by the Massachusetts legislature, the Massachusetts Commissioner of Banks, the Federal Deposit Insurance Corporation, the Federal Reserve Board or Congress, could have a material adverse impact on the financial condition and results of operations of Wellesley Bancorp and Wellesley Bank. As is further described below, the Dodd-Frank Wall Street Reform and Consumer Protection Act ("Dodd-Frank Act"), has significantly changed the current bank regulatory structure and may affect the lending, investment and general operating activities of depository institutions and their holding companies.

Set forth below is a summary of certain material statutory and regulatory requirements applicable to Wellesley Bancorp and Wellesley Bank. The summary is not intended to be a complete description of such statutes and regulations and their effects on Wellesley Bancorp and Wellesley Bank.

The Dodd-Frank Act

The Dodd-Frank Act has significantly changed the current bank regulatory structure and will affect into the immediate future the lending and investment activities and general operations of depository institutions and their holding companies.

The Dodd-Frank Act requires the Federal Reserve Board to establish minimum consolidated capital requirements for bank holding companies that are as stringent as those required for insured depository institutions; the components of Tier 1 capital would be restricted to capital instruments that are currently considered to be Tier 1 capital for insured depository institutions. In addition, the proceeds of trust preferred securities are excluded from Tier 1 capital unless (i) such securities are issued by bank holding companies with assets of less than $500 million or (ii) such securities were issued prior to May 19, 2010 by bank or savings and loan holding companies with less than $15 billion of assets.

The Dodd-Frank Act also creates a new Consumer Financial Protection Bureau with extensive powers to implement and enforce consumer protection laws. The Consumer Financial Protection Bureau has broad rulemaking authority for a wide range of consumer protection laws that apply to all banks and savings associations, among other things, including the authority to prohibit "unfair, deceptive or abusive" acts and practices. The Consumer Financial Protection Bureau has examination and enforcement authority over all banks and savings associations with more than $10 billion in assets. Banks and savings associations with $10 billion or less in assets will continue to be examined for compliance with federal consumer protection and fair lending laws by their applicable primary federal bank regulators. The Dodd-Frank Act also weakens the federal preemption available for national banks and federal savings associations and gives state attorneys general certain authority to enforce applicable federal consumer protection laws.

The Dodd-Frank Act made many other changes in banking regulation. Those include authorizing depository institutions, for the first time, to pay interest on business checking accounts, requiring originators of securitized loans to retain a percentage of the risk for transferred loans, establishing regulatory rate-setting for certain debit card interchange fees and establishing a number of reforms for mortgage originations. The Dodd-Frank Act also broadened the base for Federal Deposit Insurance Corporation insurance assessments. The Federal Deposit Insurance Corporation was required to promulgate rules revising its assessment system so that it is based on the average consolidated total assets less tangible equity capital of an insured institution instead of deposits. That rule took effect April 1, 2011. The Dodd-Frank Act also permanently increased the maximum amount of deposit insurance for banks, savings institutions and credit unions to $250,000 per depositor, retroactive to January 1, 2008 and provided for noninterest bearing transaction accounts with unlimited deposit insurance through December 31, 2012.

The Dodd-Frank Act increased stockholder influence over boards of directors by requiring companies to give stockholders a nonbinding vote on executive compensation and so-called "golden parachute" payments, and by authorizing the Securities and Exchange Commission to promulgate rules that would allow stockholders to nominate and solicit votes for their own candidates using a company's proxy materials. The legislation also directed the Federal Reserve Board to promulgate rules prohibiting excessive incentive compensation paid to bank holding company executives, regardless of whether the company is publicly traded.

Many of the provisions of the Dodd-Frank Act are not yet effective, and the Dodd-Frank Act requires various federal agencies to promulgate numerous and extensive implementing regulations over the next several years. It is therefore difficult to predict at this time what impact the Dodd-Frank Act and implementing regulations will have on community banks such as Wellesley Bank. Although the substance and scope of many of these regulations cannot be determined at this time, it is expected that the legislation and implementing regulations, particularly those provisions relating to the new Consumer Financial Protection Bureau, may increase our operating and compliance costs.

Massachusetts Banking Laws and Supervision

General. As a Massachusetts-chartered cooperative bank, Wellesley Bank is subject to supervision, regulation and examination by the Massachusetts Commissioner of Banks and to various Massachusetts statutes and regulations which govern, among other things, investment powers, lending and deposit-taking activities, borrowings, maintenance of surplus and reserve accounts, distribution of earnings and payment of dividends. In addition, Wellesley Bank is subject to Massachusetts consumer protection and civil rights laws and regulations. The approval of the Massachusetts Commissioner of Banks or the Massachusetts Board of Bank Incorporation is required for a Massachusetts-chartered bank to establish or close branches, merge with other financial institutions, issue stock and undertake certain other activities.

Massachusetts regulations generally allow Massachusetts banks, with appropriate regulatory approvals, to engage in activities permissible for federally chartered banks or banks chartered by another state. The Commissioner also has adopted procedures reducing regulatory burdens and expense and expediting branching by well-capitalized and well-managed banks.

Dividends. A Massachusetts stock bank may declare cash dividends from net profits not more frequently than quarterly. Noncash dividends may be declared at any time. No dividends may be declared, credited or paid if the bank's capital stock is impaired. The approval of the Massachusetts Commissioner of Banks is required if the total of all dividends declared in any calendar year exceeds the total of its net profits for that year combined with its retained net profits of the preceding two years. Dividends from Wellesley Bancorp may depend, in part, upon receipt of dividends from Wellesley Bank. The payment of dividends from Wellesley Bank would be restricted by federal law if the payment of such dividends resulted in Wellesley Bank failing to meet regulatory capital requirements.

Loans to One Borrower Limitations. Massachusetts banking law grants broad lending authority. However, with certain limited exceptions, total obligations to one borrower may not exceed 20% of the total of the bank's capital, surplus and undivided profits.

Loans to a Bank's Insiders. Massachusetts banking laws prohibit any executive officer or director of a bank from borrowing or guaranteeing extensions of credit by such bank except for any of the following loans or extensions of credit with the approval of a majority of the Board of Directors: (i) loans or extension of credit, secured or unsecured, to an officer of the bank in an amount not exceeding $100,000; (ii) loans or extensions of credit intended or secured for educational purposes to an officer of the bank in an amount not exceeding $200,000; (iii) loans or extensions of credit secured by a mortgage on residential real estate to be occupied in whole or in part by the officer to whom the loan or extension of credit is made, in an amount not exceeding $750,000; and (iv) loans or extensions of credit to a director of the bank who is not also an officer of the bank in an amount permissible under the bank's loan to one borrower limit. No such loan or extension of credit may be granted with an interest rate or other terms that are preferential in comparison to loans granted to persons not affiliated with the bank. Massachusetts banking guidance provides exceptions for the granting of an interest rate or other terms that are preferential, as long as the terms are granted in accordance with Federal regulations. See *"—Federal Regulations— Transactions with Affiliates and Loans to Insiders."*

Investment Activities. In general, Massachusetts-chartered banks may invest in preferred and common stock of any corporation organized under the laws of the United States or any state, provided such investments do not involve control of any corporation and do not, in the aggregate, exceed 4% of the bank's deposits. Federal law imposes additional restrictions on Wellesley Bank's investment activities. See *"—Federal Regulations—Business and Investment Activities."*

Regulatory Enforcement Authority. Any Massachusetts bank that does not operate in accordance with the regulations, policies and directives of the Massachusetts Commissioner of Banks may be subject to sanctions for noncompliance, including revocation of its charter. The Massachusetts Commissioner of Banks may, under certain circumstances, suspend or remove officers or directors who have violated the law, conducted the bank's business in an unsafe or unsound manner or contrary to the depositors' interests or been negligent in the performance of their duties. Upon finding that a bank has engaged in an unfair or deceptive act or practice, the Massachusetts Commissioner of Banks may issue an order to cease and desist and impose a fine on the bank concerned. The Commissioner also has authority to take possession of a bank and appoint a liquidating agent under certain conditions such as an unsafe and unsound condition to transact business, the conduct of business in an unsafe or unauthorized manner or impaired capital. In addition, Massachusetts consumer protection and civil rights statutes applicable to Wellesley Bank permit private individual and class action law suits and provide for the rescission of consumer transactions, including loans, and the recovery of statutory and punitive damages and attorney's fees in the case of certain violations of those statutes.

Insurance Fund. All Massachusetts-chartered cooperative banks are required to be members of the Co-operative Central Bank, which maintains the Share Insurance Fund that insures cooperative bank deposits in excess of federal deposit insurance coverage. The Co-operative Central Bank is authorized to charge cooperative banks an annual assessment fee on deposit balances in excess of amounts insured by the Federal Deposit Insurance Corporation.

Protection of Personal Information. Massachusetts has adopted regulatory requirements intended to protect personal information. The requirements, which became effective March 1, 2010, are similar to existing federal laws such as the Gramm-Leach-Bliley Act, discussed below under " *—Federal Regulations—Other Regulations",* that require organizations to establish written information security programs to prevent identity theft. The Massachusetts regulation also contains technology system requirements, especially for the encryption of personal information sent over wireless or public networks or stored on portable devices.

Massachusetts has other statutes or regulations that are similar to certain of the federal provisions discussed below.

Federal Regulations

Capital Requirements. Under the Federal Deposit Insurance Corporation's regulations, federally insured state-chartered banks that are not members of the Federal Reserve System ("state nonmember banks"), such as Wellesley Bank, are required to comply with minimum leverage capital requirements. For an institution not anticipating or experiencing significant growth and deemed by the Federal Deposit Insurance Corporation to be, in general, a strong banking organization rated composite 1 under Uniform Financial Institutions Ranking System, the minimum capital leverage requirement is a ratio of Tier 1 capital to total assets of 3.0%. For all other institutions, the minimum leverage capital ratio is not less than 4.0%. Tier 1 capital is the sum of common stockholder's equity, noncumulative perpetual preferred stock (including any related surplus) and minority investments in certain subsidiaries, less intangible assets (except for certain servicing rights and credit card relationships), unrealized appreciation or depreciation in the value of available-for-sale securities, net of tax effects, and certain other specified items.

Federal Deposit Insurance Corporation regulations also require state nonmember banks to maintain certain ratios of regulatory capital to regulatory risk-weighted assets, or "risk-based capital ratios." Risk-based capital ratios are determined by allocating assets and specified off-balance sheet items to four risk-weighted categories ranging from 0.0% to 100.0%. State nonmember banks must maintain a minimum ratio of total capital to risk-weighted assets of at least 8.0%, of which at least one-half must be Tier 1 capital. Total capital consists of Tier 1 capital plus Tier 2 or supplementary capital items, which include allowances for loan losses in an amount of up to 1.25% of risk-weighted assets, cumulative preferred stock, subordinated debentures and certain other capital instruments, and a portion of the net unrealized gain on equity securities. The includable amount of Tier 2 capital cannot exceed the amount of the institution's Tier 1 capital.

Standards for Safety and Soundness. As required by statute, the federal banking agencies adopted final regulations and Interagency Guidelines Establishing Standards for Safety and Soundness to implement safety and soundness standards. The guidelines set forth the safety and soundness standards that the federal banking agencies use to identify and address problems at insured depository institutions before capital becomes impaired. The guidelines address internal controls and information systems, internal audit system, credit underwriting, loan documentation, interest rate exposure, asset growth, asset quality, earnings, compensation, fees and benefits and, more recently, safeguarding customer information. If the appropriate federal banking agency determines that an institution fails to meet any standard prescribed by the guidelines, the agency may require the institution to submit to the agency an acceptable plan to achieve compliance with the standard.

Business and Investment Activities. Under federal law, all state-chartered Federal Deposit Insurance Corporation-insured banks have been limited in their activities as principal and in their debt and equity investments to the type and the amount authorized for national banks, notwithstanding state law. Federal law permits exceptions to these limitations. For example, certain state-chartered cooperative banks may, with Federal Deposit Insurance Corporation approval, continue to exercise state authority to invest in common or preferred stocks listed on a national securities exchange or the Nasdaq Global Market and in the shares of an investment company registered under the Investment Company Act of 1940, as amended. The maximum permissible investment is the lesser of 100.0% of Tier 1 capital or the maximum amount permitted by Massachusetts law. Any such grandfathered authority may be terminated upon the Federal Deposit Insurance Corporation's determination that such investments pose a safety and soundness risk or upon the occurrence of certain events such as the cooperative bank's conversion to a different charter.

The Federal Deposit Insurance Corporation is also authorized to permit state banks to engage in state authorized activities or investments not permissible for national banks (other than nonsubsidiary equity investments) if they meet all applicable capital requirements and it is determined that such activities or investments do not pose a significant risk to the Federal Deposit Insurance Corporation insurance fund. The Federal Deposit Insurance Corporation has adopted regulations governing the procedures for institutions seeking approval to engage in such activities or investments. The Gramm-Leach-Bliley Act of 1999 specified that a state bank may control a subsidiary that engages in activities as principal that would only be permitted for a national bank to conduct in a "financial subsidiary," if a bank meets specified conditions and deducts its investment in the subsidiary for regulatory capital purposes.

Prompt Corrective Regulatory Action. Federal law requires, among other things, that federal bank regulatory authorities take "prompt corrective action" with respect to banks that do not meet minimum capital requirements. For these purposes, the law establishes five capital categories: well capitalized, adequately capitalized, undercapitalized, significantly undercapitalized and critically undercapitalized.

The Federal Deposit Insurance Corporation has adopted regulations to implement the prompt corrective action legislation. An institution is deemed to be "well capitalized" if it has a total risk-based capital ratio of 10.0% or greater, a Tier 1 risk-based capital ratio of 6.0% or greater and a leverage ratio of 5.0% or greater. An institution is "adequately capitalized" if it has a total risk-based capital ratio of 8.0% or greater, a Tier 1 risk-based capital ratio of 4.0% or greater, and generally a leverage ratio of 4.0% or greater. An institution is "undercapitalized" if it has a total risk-based capital ratio of less than 8.0%, a Tier 1 risk-based capital ratio of less than 4.0%, or generally a leverage ratio of less than 4.0%. An institution is deemed to be "significantly undercapitalized" if it has a total risk-based capital ratio of less than 6.0%, a Tier 1 risk-based capital ratio of less than 3.0%, or a leverage ratio of less than 3.0%. An institution is considered to be "critically undercapitalized" if it has a ratio of tangible equity (as defined in the regulations) to total assets that is equal to or less than 2.0%.

"Undercapitalized" banks must adhere to growth, capital distribution (including dividend) and other limitations and are required to submit a capital restoration plan. A bank's compliance with such a plan must be guaranteed by any company that controls the undercapitalized institution in an amount equal to the lesser of 5% of the institution's total assets when deemed undercapitalized or the amount necessary to achieve the status of adequately capitalized. If an "undercapitalized" bank fails to submit an acceptable plan, it is treated as if it is "significantly undercapitalized." "Significantly undercapitalized" banks must comply with one or more of a number of additional measures, including, but not limited to, a required sale of sufficient voting stock to become adequately capitalized, a requirement to reduce total assets, cessation of taking deposits from correspondent banks, the dismissal of directors or officers and restrictions on interest rates paid on deposits, compensation of executive officers and capital distributions by the parent holding company. "Critically undercapitalized" institutions are subject to additional measures including, subject to a narrow exception, the appointment of a receiver or conservator within 270 days after it obtains such status.

Transactions with Affiliates and Loans to Insiders. Transactions between a bank (and, generally, its subsidiaries) and its related parties or affiliates are limited by Sections 23A and 23B of the Federal Reserve Act. An affiliate of a bank is any company or entity that controls, is controlled by or is under common control with the bank. In a holding company context, the parent bank holding company and any companies which are controlled by such parent holding company are affiliates of the bank. Generally, Sections 23A and 23B of the Federal Reserve Act limit the extent to which the bank or its subsidiaries may engage in "covered transactions" with any one affiliate to 10% of such institution's capital stock and surplus and contain an aggregate limit on all such transactions with all affiliates to an amount equal to 20% of such institution's capital stock and surplus. The term "covered transaction" includes the making of loans, purchase of assets, issuance of a guarantee and similar transactions. In addition, loans or other extensions of credit by the institution to the affiliate are required to be collateralized in accordance with specified requirements. The law also requires that affiliate transactions be on terms and conditions that are substantially the same, or at least as favorable to the institution, as those provided to nonaffiliates.

The Sarbanes-Oxley Act of 2002 generally prohibits loans by a company to its executive officers and directors. The law contains a specific exception for loans by a depository institution to its executive officers and directors in compliance with federal banking laws, assuming such loans are also permitted under the law of the institution's chartering state. Under such laws, a bank's authority to extend credit to executive officers, directors and 10% stockholders ("insiders"), as well as entities such persons control, is restricted. The law limits both the individual and aggregate amount of loans that may be made to insiders based, in part, on the bank's capital position and requires certain board approval procedures to be followed. Such loans are required to be made on terms substantially the same as those offered to unaffiliated individuals and not involve more than the normal risk of repayment. There is an exception for loans made pursuant to a benefit or compensation program that is widely available to all employees of the institution and does not give preference to insiders over other employees. Loans to executive officers are further limited to loans of specific types and amounts.

Enforcement. The Federal Deposit Insurance Corporation has extensive enforcement authority over insured state banks, including Wellesley Bank. That enforcement authority includes, among other things, the ability to assess civil money penalties, issue cease and desist orders and remove directors and officers. In general, enforcement actions may be initiated in response to violations of laws and regulations and unsafe or unsound practices. The Federal Deposit Insurance Corporation also has authority under federal law to appoint a conservator or receiver for an insured bank under certain circumstances. The Federal Deposit Insurance Corporation is required, with certain exceptions, to appoint a receiver or conservator for an insured state nonmember bank if that bank was "critically undercapitalized" on average during the calendar quarter beginning 270 days after the date on which the institution became "critically undercapitalized."

Federal Insurance of Deposit Accounts. Deposit accounts in Wellesley Bank are insured by the Federal Deposit Insurance Corporation's Deposit Insurance Fund, generally up to a maximum of $250,000 per separately insured depositor, pursuant to changes made permanent by the Dodd-Frank Act. The Dodd-Frank Act also extended unlimited deposit insurance on noninterest bearing transaction accounts through December 31, 2012. The Federal Deposit Insurance Corporation assesses insured depository institutions to maintain the Deposit Insurance Fund. No institution may pay a dividend if in default of its deposit insurance assessment.

Under the Federal Deposit Insurance Corporation's risk-based assessment system, insured institutions are assigned to a risk category based on supervisory evaluations, regulatory capital levels and other factors. An institution's assessment rate depends upon the category to which it is assigned and certain adjustments specified by the Federal Deposit Insurance Corporation, with less risky institutions paying lower assessments. Until recently, assessment rates ranged from seven to 77.5 basis points of assessable deposits.

On February 7, 2011, as required by the Dodd-Frank Act, the Federal Deposit Insurance Corporation published a final rule to revise the deposit insurance assessment system. The rule, which took effect April 1, 2011, changes the assessment base used for calculating deposit insurance assessments from deposits to total assets less tangible (Tier 1) capital. Since the new base is larger than the previous base, the Federal Deposit Insurance Corporation also lowered assessment rates so that the rule would not significantly alter the total amount of revenue collected from the industry. The range of adjusted assessment rates is now 2.5 to 45 basis points of the new assessment base. The rule is expected to benefit smaller financial institutions, which typically rely more on deposits for funding, and shift more of the burden for supporting the insurance fund to larger institutions, which are thought to have greater access to nondeposit funding.

As part of its plan to restore the Deposit Insurance Fund in the wake of a large number of bank failures, the Federal Deposit Insurance Corporation ("FDIC") imposed a special assessment of five basis points for the second quarter of 2009. In addition, the FDIC required all insured institutions to prepay their quarterly assessments for the fourth quarter of 2009, and for all of 2010, 2011 and 2012. In calculating the required prepayment, the FDIC assumed a 5% annual growth in the assessment base and applied a three basis point increase in assessment rates effective January 1, 2011. Wellesley Bank's pre-payment of $1.1 million was recorded as a prepaid expense at December 31, 2009. Subsequently, in 2011 the FDIC revised its assessment formula, which had the effect of reducing our annual assessment, and eliminated the scheduled amortization of the prepaid balance. Currently, annual assessments as determined by the FDIC will reduce the remaining prepaid balance until it is fully eliminated and assessments begin to be paid on a current year basis.

In addition to Federal Deposit Insurance Corporation assessments, the Financing Corporation ("FICO") is authorized to impose and collect, through the Federal Deposit Insurance Corporation, assessments for costs related to bonds issued by the FICO in the 1980s to recapitalize the former Federal Savings and Loan Insurance Corporation. The bonds issued by the FICO are due to mature in 2017 through 2019. During the calendar year ended December 31, 2012, Wellesley Bank paid $18,300 in fees related to the FICO.

The Dodd-Frank Act increased the minimum target Deposit Insurance Fund ratio from 1.15% of estimated insured deposits to 1.35% of estimated insured deposits. The Federal Deposit Insurance Corporation must seek to achieve the 1.35% ratio by September 30, 2020. In setting the assessments necessary to achieve the 1.35% ratio, the Federal Deposit Insurance Corporation is supposed to offset the effect of the increased ratio on insured institutions with assets of less than $10 billion. The Dodd-Frank Act eliminated the 1.5% maximum fund ratio, instead leaving it to the discretion of the Federal Deposit Insurance Corporation. The Federal Deposit Insurance Corporation has recently exercised that discretion by establishing a long range fund ratio of 2%.

A material increase in insurance premiums would likely have an adverse effect on the operating expenses and results of operations of Wellesley Bank. Management cannot predict what insurance assessment rates will be in the future.

Insurance of deposits may be terminated by the Federal Deposit Insurance Corporation upon a finding that an institution has engaged in unsafe or unsound practices, is in an unsafe or unsound condition to continue operations or has violated any applicable law, regulation, rule, order or condition imposed by the Federal Deposit Insurance Corporation. We do not know of any practice, condition or violation that might lead to termination of Wellesley Bank's deposit insurance.

Community Reinvestment Act. Under the Community Reinvestment Act ("CRA"), a bank has a continuing and affirmative obligation, consistent with its safe and sound operation, to help meet the credit needs of its entire community, including low and moderate income neighborhoods. The CRA does not establish specific lending requirements or programs for financial institutions nor does it limit an institution's discretion to develop the types of products and services that it believes are best suited to its particular community. The CRA does require the Federal Deposit Insurance Corporation, in connection with its examination of a bank, to assess the institution's record of meeting the credit needs of its community and to take such record into account in its evaluation of certain applications by such institution, including applications to establish or acquire branches and merge with other depository institutions. The CRA requires the Federal Deposit Insurance Corporation to provide a written evaluation of an institution's CRA performance utilizing a four-tiered descriptive rating system. Wellesley Bank's most recent Federal Deposit Insurance Corporation CRA rating was "Satisfactory."

Massachusetts has its own statutory counterpart to the CRA which is also applicable to Wellesley Bank. The Massachusetts version is generally similar to the CRA but utilizes a five-tiered descriptive rating system. The Massachusetts Commissioner of Banks is required to consider a bank's record of performance under the Massachusetts law in considering any application by the bank to establish a branch or other deposit-taking facility, relocate an office or to merge or consolidate with or acquire the assets and assume the liabilities of any other banking institution. Wellesley Bank's most recent rating under Massachusetts law was "Satisfactory."

Federal Reserve System. The Federal Reserve Board regulations require savings institutions to maintain noninterest earning reserves against their transaction accounts, primarily Negotiable Order of Withdrawal (NOW) and regular checking accounts. The regulations generally provide that reserves be maintained against aggregate transaction accounts as follows: a 3% reserve ratio is assessed on net transaction accounts up to and including $59.5 million; a 10% reserve ratio is applied above $59.5 million. The first $11.5 million of otherwise reservable balances are exempted from the reserve requirements. The amounts are adjusted annually. Wellesley Bank complies with the foregoing requirements.

Federal Home Loan Bank System. Wellesley Bank is a member of the Federal Home Loan Bank System, which consists of twelve regional Federal Home Loan Banks. The Federal Home Loan Bank System provides a central credit facility primarily for member institutions as well as other entities involved in home mortgage lending. As a member of the Federal Home Loan Bank of Boston, Wellesley Bank is required to acquire and hold a specified amount of shares of capital stock in the Federal Home Loan Bank of Boston. As of December 31, 2012, Wellesley Bank was in compliance with this requirement.

The Federal Home Loan Bank of Boston suspended its dividend payment for the first quarter of 2009 and did not pay a dividend through 2010. The Federal Home Loan Bank has paid dividends in 2012 and 2011 that are considerably less than those paid prior to 2009.

Other Regulations

Some interest and other charges collected or contracted by Wellesley Bank are subject to state usury laws and federal laws concerning interest rates and charges. Wellesley Bank's operations also are subject to state and federal laws applicable to credit transactions, such as the:

- Truth-In-Lending Act, governing disclosures of credit terms to consumer borrowers;
- Real Estate Settlement Procedures Act, requiring that borrowers for mortgage loans for one- to four-family residential real estate receive various disclosures, including good faith estimates of settlement costs, lender servicing and escrow account practices, and prohibiting certain practices that increase the cost of settlement services;
- Home Mortgage Disclosure Act, requiring financial institutions to provide information to enable the public and public officials to determine whether a financial institution is fulfilling its obligation to help meet the housing needs of the community it serves;
- Equal Credit Opportunity Act, prohibiting discrimination on the basis of race, creed, or other prohibited factors in extending credit;
- Fair Credit Reporting Act, governing the use and provision of information to credit reporting agencies; and
- Fair Debt Collection Practices Act, governing the manner in which consumer debts may be collected by collection agencies; and

The operations of Wellesley Bank also are subject to the:

- Right to Financial Privacy Act, which imposes a duty to maintain confidentiality of consumer financial records and prescribes procedures for complying with administrative subpoenas of financial records;
- Electronic Funds Transfer Act and Regulation E promulgated thereunder, as well as Chapter 167B of the General Laws of Massachusetts, that govern automatic deposits to and withdrawals from deposit accounts and customers' rights and liabilities arising from the use of automated teller machines and other electronic banking services;
- Gramm-Leach-Bliley Act privacy statute which requires each depository institution to disclose its privacy policy, identify parties with whom certain nonpublic customer information is shared and provide customers with certain rights to "opt out" of disclosure to certain third parties; and
- Title III of The Uniting and Strengthening America by Providing Appropriate Tools Required to Intercept and Obstruct Terrorism Act of 2001 (referred to as the "USA PATRIOT Act"), which significantly expanded the responsibilities of financial institutions, in preventing the use of the United States financial system to fund terrorist activities. Among other things, the USA PATRIOT Act and the related regulations required banks

operating in the United States to develop anti-money laundering compliance programs, due diligence policies and controls to facilitate the detection and reporting of money laundering.

Holding Company Regulation

Wellesley Bancorp, as a bank holding company, is subject to examination, supervision, regulation, and periodic reporting under the Bank Holding Company Act of 1956, as amended, as administered by the Federal Reserve Board. Wellesley Bancorp is required to obtain the prior approval of the Federal Reserve Board to acquire all, or substantially all, of the assets of any bank or bank holding company. Prior Federal Reserve Board approval would be required for Wellesley Bancorp to acquire direct or indirect ownership or control of any voting securities of any bank or bank holding company if it would, directly or indirectly, own or control more than 5% of any class of voting shares of the bank or bank holding company.

A bank holding company is generally prohibited from engaging in, or acquiring, direct or indirect control of more than 5% of the voting securities of any company engaged in nonbanking activities. One of the principal exceptions to this prohibition is for activities found by the Federal Reserve Board to be so closely related to banking or managing or controlling banks as to be a proper incident thereto. Some of the principal activities that the Federal Reserve Board has determined by regulation to be closely related to banking are: (i) making or servicing loans; (ii) performing certain data processing services; (iii) providing securities brokerage services; (iv) acting as fiduciary, investment or financial advisor; (v) leasing personal or real property under certain conditions; (vi) making investments in corporations or projects designed primarily to promote community welfare; and (vii) acquiring a savings association.

A bank holding company that meets specified conditions, including that its depository institutions subsidiaries are "well capitalized" and "well managed," can opt to become a "financial holding company." A "financial holding company" may engage in a broader array of financial activities than permitted a typical bank holding company. Such activities can include insurance underwriting and investment banking. Wellesley Bancorp does not anticipate opting for "financial holding company" status at this time.

The Federal Reserve Board has established capital requirements generally similar to the capital requirements for state member banks described above, for bank holding companies. However, bank holding companies with total assets of less than $500 million, including Wellesley Bancorp, are exempt from these capital requirements except where the company (i) engages in significant non-banking activities; (ii) conducts significant off balance sheet activities or has a material amount of debt or equity securities outstanding registered with the Securities Exchange Commission. The Federal Reserve Board has reserved the right to apply its requirements to bank holding companies of any size when required for supervisory purposes. The Dodd-Frank Act requires the Federal Reserve Board to issue consolidated regulatory capital requirements for holding companies that are at least as stringent as those applicable to the bank. However, the Dodd-Frank Act appears to allow the Federal Reserve Board to continue to exempt bank holding companies of less than $500 million in consolidated assets from the holding company capital requirements.

A bank holding company is generally required to give the Federal Reserve Board prior written notice of any purchase or redemption of then outstanding equity securities if the gross consideration for the purchase or redemption, when combined with the net consideration paid for all such purchases or redemptions during the preceding 12 months, is equal to 10% or more of the company's consolidated net worth. The Federal Reserve Board may disapprove such a purchase or redemption if it determines that the proposal would constitute an unsafe and unsound practice, or would violate any law, regulation, Federal Reserve Board order or directive, or any condition imposed by, or written agreement with, the Federal Reserve Board. The Federal Reserve Board has adopted an exception to that approval requirement for well-capitalized bank holding companies that meet certain other conditions.

The Federal Reserve Board has issued a policy statement regarding the payment of dividends by bank holding companies. In general, the Federal Reserve Board's policies provide that dividends should be paid only out of current earnings and only if the prospective rate of earnings retention by the bank holding company appears consistent with the organization's capital needs, asset quality and overall financial condition. The Federal Reserve Board's policies also require that a bank holding company serve as a source of financial strength to its subsidiary banks by using available resources to provide capital funds during periods of financial stress or adversity and by maintaining the financial flexibility and capital-raising capacity to obtain additional resources for assisting its subsidiary banks where necessary. The Dodd-Frank Act codified the source of strength policy and requires the promulgation of implementing regulations. Under the prompt corrective action laws, the ability of a bank holding company to pay dividends may be restricted if a subsidiary bank becomes undercapitalized. These regulatory policies could affect the ability of Wellesley Bancorp to pay dividends or otherwise engage in capital distributions.

The Federal Deposit Insurance Act makes depository institutions liable to the Federal Deposit Insurance Corporation for losses suffered or anticipated by the insurance fund in connection with the default of a commonly controlled depository institution or any assistance provided by the Federal Deposit Insurance Corporation to such an institution in danger of default. That law would have potential applicability if Wellesley Bancorp ever held as a separate subsidiary a depository institution in addition to Wellesley Bank.

Wellesley Bancorp and Wellesley Bank will be affected by the monetary and fiscal policies of various agencies of the United States Government, including the Federal Reserve System. In view of changing conditions in the national economy and in the money markets, it is impossible for management to accurately predict future changes in monetary policy or the effect of such changes on the business or financial condition of Wellesley Bancorp or Wellesley Bank.

The status of Wellesley Bancorp as a registered bank holding company under the Bank Holding Company Act will not exempt it from certain federal and state laws and regulations applicable to corporations generally, including, without limitation, certain provisions of the federal securities laws.

Massachusetts Holding Company Regulation. Under Massachusetts banking laws, a company owning or controlling two or more banking institutions, including a cooperative bank, is regulated by the Massachusetts Division of Banks as a bank holding company. Each such bank holding company: (i) must obtain the approval of the Massachusetts Board of Bank Incorporation before engaging in certain transactions, such as the acquisition of more than 5% of the voting stock of another banking institution; (ii) must register, and file reports, with the Massachusetts Division of Banks; and (iii) is subject to examination by the Division of Banks. Wellesley Bancorp would become a bank holding company regulated by the Massachusetts Division of Banks if it acquires a second banking institution and holds and operates it separately from Wellesley Bank.

Federal Securities Laws. Our common stock is registered with the Securities and Exchange Commission under Section 12(b) of the Securities Exchange Act of 1934, as amended. We are subject to information, proxy solicitation, insider trading restrictions, and other requirements under the Exchange Act.

Federal Income Taxation

General. We report our income on a calendar year basis using the accrual method of accounting. The federal income tax laws apply to us in the same manner as to other corporations with some exceptions, including particularly our reserve for bad debts discussed below. The following discussion of tax matters is intended only as a summary and does not purport to be a comprehensive description of the tax rules applicable to us. Our federal income tax returns have not been audited in the most recent five year period. For its 2012 fiscal year, Wellesley Bank's maximum federal income tax rate was 34.0%.

Bad Debt Reserves. For taxable years beginning before June 30, 1996, thrift institutions that qualified under certain definitional tests and other conditions of the Internal Revenue Code were permitted to use certain favorable provisions to calculate their deductions from taxable income for annual additions to their bad debt reserve. A reserve could be established for bad debts on qualifying real property loans, generally secured by interests in real property improved or to be improved, under the percentage of taxable income method or the experience method. The reserve for nonqualifying loans was computed using the experience method. Federal legislation enacted in 1996 repealed the reserve method of accounting for bad debts and the percentage of taxable income method for tax years beginning after 1995 and required savings institutions to recapture or take into income certain portions of their accumulated bad debt reserves. Approximately $820,000 of our accumulated bad debt reserves would not be recaptured into taxable income unless Wellesley Bank makes a "nondividend distribution" to Wellesley Bancorp as described below.

Distributions. If Wellesley Bank makes "nondividend distributions" to Wellesley Bancorp, the distributions will be considered to have been made from Wellesley Bank's unrecaptured tax bad debt reserves, including the balance of its reserves as of December 31, 1987, to the extent of the "nondividend distributions," and then from Wellesley Bank's supplemental reserve for losses on loans, to the extent of those reserves, and an amount based on the amount distributed, but not more than the amount of those reserves, will be included in Wellesley Bank's taxable income. Nondividend distributions include distributions in excess of Wellesley Bank's current and accumulated earnings and profits, as calculated for federal income tax purposes, distributions in redemption of stock, and distributions in partial or complete liquidation. Dividends paid out of Wellesley Bank's current or accumulated earnings and profits will not be so included in Wellesley Bank's taxable income.

The amount of additional taxable income triggered by a nondividend is an amount that, when reduced by the tax attributable to the income, is equal to the amount of the distribution. Therefore, if Wellesley Bank makes a nondividend distribution to Wellesley Bancorp, approximately one and one-half times the amount of the distribution not in excess of the amount of the reserves would be includable in income for federal income tax purposes, assuming a 34% federal corporate income tax rate. Wellesley Bank does not intend to pay dividends that would result in a recapture of any portion of its bad debt reserves.

State Taxation

Financial institutions in Massachusetts file combined income tax returns with affiliated companies that are not security corporations. The Massachusetts excise tax rate for cooperative banks was 9.0% of federal taxable income, adjusted for certain items for the year ended December 31, 2012, and was 9.5% for the year ending December 31, 2011. Taxable income includes gross income as defined under the Internal Revenue Code, plus interest from bonds, notes and evidences of indebtedness of any state, including Massachusetts, less deductions, but not the credits, allowable under the provisions of the Internal Revenue Code, except for those deductions relating to dividends received and income or franchise taxes imposed by a state or political subdivision. Carryforwards and carrybacks of net operating losses and capital losses are not allowed. Wellesley Bancorp's state tax returns, as well as those of its subsidiaries, are not currently under audit.

A financial institution or business corporation is generally entitled to special tax treatment as a "security corporation" under Massachusetts law provided that: (a) its activities are limited to buying, selling, dealing in or holding securities on its own behalf and not as a broker; and (b) it has applied for, and received, classification as a "security corporation" by the Commissioner of the Massachusetts Department of Revenue. A security corporation that is also a bank holding company under the Internal Revenue Code must pay a tax equal to 0.33% of its gross income. A security corporation that is not a bank holding company under the Internal Revenue Code must pay a tax equal to 1.32% of its gross income. Wellesley Bank's wholly-owned subsidiary, Wellesley Securities Corporation, is a Massachusetts securities corporation. As such, it has received security corporation classification by the Massachusetts Department of Revenue, and does not conduct any activities deemed impermissible under the governing statutes and various regulations, directives, letter rulings and administrative pronouncements issued by the Massachusetts Department of Revenue.

Executive Officers of the Registrant

The executive officers of Wellesley Bancorp, Inc. and Wellesley Bank are elected annually by the board of directors and serve at the board's discretion. The executive officers of Wellesley Bancorp and Wellesley Bank are:

Name	Position
Thomas J. Fontaine	President and Chief Executive Officer of both Wellesley Bancorp and Wellesley Bank
Gary P. Culyer	Chief Financial Officer and Treasurer of Wellesley Bancorp and Senior Vice President and Chief Financial Officer of Wellesley Bank
Eloise C. Thibault	Corporate Secretary of Wellesley Bancorp and Vice President and Treasurer of Wellesley Bank

Below is information regarding our executive officers who are not also directors. Ages presented are as of December 31, 2012.

Gary P. Culyer has served as Senior Vice President and Chief Financial Officer of Wellesley Bank since August 2011. Prior to joining Wellesley Bank, Mr. Culyer served as Executive Vice President and Chief Financial Officer of Dedham Institution for Savings in Dedham, Massachusetts from January 1986 to February 2011. Mr. Culyer is a Certified Public Accountant. Age 61.

Eloise C. Thibault serves as Vice President and Treasurer of Wellesley Bank and has been employed by Wellesley Bank since April 1990. Ms. Thibault also serves as the Human Resources Manager at Wellesley Bank. Age 55.

Item 1A. Risk Factors

We make and hold in our portfolio construction loans, including speculative construction loans, which are considered to have greater credit risk than other types of residential loans.

We originate construction loans for residential properties and commercial real estate properties, including properties built on speculative, undeveloped property by builders and developers who have not identified a buyer for the completed residential or commercial real estate property at the time of loan origination. At December 31, 2012, $48.2 million, or 16.1%, of our loan portfolio consisted of construction loans. At this date, our construction loan portfolio consisted of $29.1 million, or 9.8% of our loan portfolio, in loans that were secured by residential real estate speculative loan projects, $8.4 million, or 2.8% of our loan portfolio, in loans that were secured by owner-occupied residential real estate, and $10.6 million, or 3.6% of our loan portfolio, in loans that were secured by commercial real estate speculative loan projects. Construction lending is an important part of our business strategy and we expect this portion of our loan portfolio to continue to grow.

Construction lending involves additional risks when compared with permanent residential lending because funds are advanced upon the progress of the project, which is of uncertain value prior to its completion. Because of the uncertainties inherent in estimating construction costs, the market value of the completed project and the effects of governmental regulation of real property, it is relatively difficult to evaluate accurately the total funds required to complete a project and the related loan-to-value ratio. This type of lending also typically involves higher loan principal amounts and is often concentrated with a small number of builders. Consequently, an adverse development with respect to one loan or one credit relationship can expose us to a significantly greater risk of loss compared to an adverse development with respect to a residential mortgage loan. These loans often involve the disbursement of substantial funds with repayment substantially dependent on the success of the ultimate project and the ability of the borrower to sell or lease the property or obtain permanent take-out financing, rather than the ability of the borrower or guarantor to repay principal and interest. If our appraisal of the value of a completed project proves to be overstated, we may have inadequate security for the repayment of the loan upon completion of construction of the project and may incur a loss. While we believe we have established adequate allowances in our financial statements to cover the credit risk of our construction loan portfolio, there can be no assurance that losses will not exceed our allowances, which could adversely impact our future earnings.

Our ability to continue to originate a significant amount of construction loans is dependent on the continued strength of the housing market in our market area. Further, if we lost our relationship with several of our larger borrowers building in this area or there is a decline in the demand for new housing in this area, it is expected that the demand for construction loans would decline and our net income would be adversely affected.

Our commercial lending exposes us to greater lending risks.

At December 31, 2012, $95.9 million, or 32.2%, of our loan portfolio consisted of commercial real estate and commercial business loans. Commercial loans generally expose a lender to greater risk of nonpayment and loss than residential mortgage loans because repayment of the loans often depends on the successful operation of the business and the income stream of the borrowers. Such loans typically involve larger loan balances to single borrowers or groups of related borrowers compared to residential mortgage loans. Also, many of our commercial borrowers have more than one loan outstanding with us. Consequently, an adverse development with respect to one loan or one credit relationship can expose us to a significantly greater risk of loss compared to an adverse development with respect to a residential mortgage loan. Further, unlike residential mortgage loans or commercial real estate loans, commercial business loans may be secured by collateral other than real estate, the value of which may be more difficult to appraise, and may be more susceptible to fluctuation in value.

Our level of nonperforming loans and classified assets expose us to increased risk of loss. Also, our allowance for loan losses may prove to be insufficient to absorb losses in our loan portfolio.

At December 31, 2012, loans that were internally classified as either special mention, substandard, doubtful or loss totaled $8.6 million, representing 2.9% of total loans, including nonperforming loans of $3.5 million, representing 1.2% of total loans. If these loans do not perform according to their terms and the value of the collateral is insufficient to pay the remaining loan balance or if the economy and/or the real estate market weakens, we could experience loan losses or be required to record additional provisions to our allowance for loan losses, either of which could have a material adverse effect on our operating results. Like all financial institutions, we maintain an allowance for loan losses at a level representing management's best estimate of inherent losses in the portfolio based upon management's evaluation of the portfolio's collectibility as of the corresponding balance sheet date. However, our allowance for loan losses may be insufficient to cover actual loan losses, and future provisions for loan losses could materially adversely affect our operating results.

At December 31, 2012, our allowance for loan losses totaled $3.8 million, which represented 1.3% of total loans and 109.5% of nonperforming loans. Our regulators, as an integral part of their examination process, periodically review the allowance for loan losses and may require us to increase the allowance for loan losses by recognizing additional provisions for loan losses charged to income, or to charge off loans, which, net of any recoveries, would decrease the allowance for loan losses. Any such additional provisions for loan losses or charge-offs, as required by these regulatory agencies, could have a material adverse effect on our operating results.

A return of recessionary conditions in our national economy and, in particular, our local economy could continue to increase our level of nonperforming loans and/or reduce demand for our products and services, which would lead to lower revenue, higher loan losses and lower earnings.

Our business activities and earnings are affected by general business conditions in the United States and, in particular, our local market area as a result of our geographic concentration of lending activities. These conditions include short-term and long-term interest rates, inflation, unemployment levels, monetary supply, consumer confidence and spending, fluctuations in both debt and equity capital markets, and the strength of the economy in the United States generally, and in our market area in particular. Following a national home price peak in mid-2006, falling home prices and sharply reduced sales volumes, along with the collapse of the United States' subprime mortgage industry in early 2007, significantly contributed to a recession that officially lasted until June 2009, although the effects continued thereafter. Dramatic declines in real estate values and high levels of foreclosures resulted in significant asset write-downs by financial institutions, which have caused many financial institutions to seek additional capital, to merge with other institutions and, in some cases, to fail. While our primary market area was not affected by the recessionary conditions as severely as the United States generally, our primary market area was negatively impacted by the downturn in the economy and experienced increased unemployment levels and a softening of the local real estate market, including reductions in local property values.

Concerns over the United States' credit rating (which was downgraded by Standard & Poor's), the European sovereign debt crisis, and continued high unemployment in the United States, among other economic indicators, have contributed to increased volatility in the capital markets and diminished expectations for the economy. A return of recessionary conditions and/or continued negative developments in the domestic and international credit markets may significantly affect the markets in which we do business, the value of our loans and investments, and our ongoing operations, costs and profitability. In particular, unlike larger financial institutions that are more geographically diversified, our profitability depends on the general economic conditions in our primary market area. Most of our loans are secured by residential or commercial real estate, or made to businesses in the town of Wellesley and the surrounding communities within the greater Boston area. As a result of this concentration, a prolonged or more severe downturn in the local economy could result in significant increases in nonperforming loans, which would negatively impact our interest income and result in higher provisions for loan losses, which would reduce our earnings. An economic downturn could also result in reduced demand for credit or fee-based products and services, which would negatively impact our revenues.

Our residential mortgage loans and home equity lines of credit exposes us to greater lending risks.

At December 31, 2012, $130.6 million, or 43.8%, of our loan portfolio consisted of residential mortgage loans and $23.1 million, or 7.7%, of our loan portfolio consisted of home equity lines of credit. We intend to continue to emphasize and grow these types of lending, in particular residential mortgage lending. Real estate values are susceptible to price volatility during changing economic conditions. Declines in real estate values could cause some of our residential mortgage and home equity lines of credit to be inadequately collateralized, which would expose us to a greater risk of loss if we seek to recover on defaulted loans by selling the real estate collateral.

Changes in interest rates may hurt our profits and asset value.

Like other financial institutions, we are subject to interest rate risk. Our primary source of income is net interest income, which is the difference between interest earned on loans and investments and the interest paid on deposits and borrowings. Changes in the general level of interest rates can affect our net interest income by affecting the difference between the weighted-average yield earned on our interest-earning assets and the weighted-average rate paid on our interest-bearing liabilities, or interest rate spread, and the average life of our interest-earning assets and interest-bearing liabilities. Changes in interest rates also can affect: (1) the ability to originate loans; (2) the value of our interest-earning assets and our ability to realize gains from the sale of such assets; (3) the ability to obtain and retain deposits in competition with other available investment alternatives; and (4) the ability of our borrowers to repay adjustable or variable rate loans. Interest rates are highly sensitive to many factors, including government monetary policies, domestic and international economic and political conditions and other factors beyond our control. Although we believe that the estimated maturities of our interest-earning assets currently are well balanced in relation to the estimated maturities of our interest-bearing liabilities, our profitability could be adversely affected as a result of changes in interest rates.

Strong competition within our market area could reduce our profits and slow growth.

We face a high level of competition both in making loans and attracting deposits within our primary markets. This competition may make it difficult for us to make new loans and may force us to offer lower loan rates and higher deposit rates.

Pricing competition for loans and deposits might result in our earning less on our loans and paying more on our deposits, which would reduce net interest income. Competition also makes it more difficult to grow loans and deposits. At June 30, 2012, which is the most recent date for which data is available from the Federal Deposit Insurance Corporation, we held 1.37% of the deposits in Norfolk County, which was the 18th largest market share among the 47 financial institutions with offices in Norfolk County. At June 30, 2012, we also held 13.68% of the deposits in the town of Wellesley, which was the third largest market share among the 14 financial institutions with offices in Wellesley. Some of the institutions with which we compete have substantially greater resources and lending limits than we have and may offer services that we do not provide. We expect competition to increase in the future as a result of legislative, regulatory and technological changes and the continuing trend of consolidation in the financial services industry. Our profitability depends upon our continued ability to compete successfully in our market area.

Our business strategy includes moderate growth plans, and our financial condition and results of operations could be negatively affected if we fail to grow or fail to manage our growth effectively.

We have experienced moderate growth during the past five years and our recently completed offering is expected to further add to this growth. In the future, expected growth in our assets, our deposits and the scale of our operations, may come from organic growth or acquisitions. We opened our third full service branch in Wellesley in the first quarter of 2012. However, achieving our growth targets requires us to successfully execute our business strategies. As a full-service community banking institution, our business strategies include continuing to expand our loan portfolio with more residential mortgage lending and larger commercial lending relationships, and increased emphasis on competitive deposit products, in particular business deposit and checking products. Our ability to successfully grow and achieve our objectives will also depend on the continued availability of loan opportunities that meet our stringent underwriting standards. If we do not manage our growth effectively, we may not be able to achieve our business plan, and our business and prospects could be adversely affected.

The loss of our President and Chief Executive Officer could hurt our operations.

We rely heavily on our President and Chief Executive Officer, Thomas J. Fontaine. The loss of Mr. Fontaine could have an adverse effect on us because, as a small community bank, Mr. Fontaine has more responsibility than would be typical at a larger financial institution with more employees. In addition, as a small community bank, we have fewer management-level personnel who are in position to succeed and assume the responsibilities of Mr. Fontaine. We entered into a three-year employment contract with Mr. Fontaine. In addition, we have bank-owned life insurance on Mr. Fontaine.

We own stock in the Federal Home Loan Bank of Boston, which has decreased its dividend significantly as a result of its financial difficulties.

As a member bank, Wellesley Bank is required to purchase capital stock in the Federal Home Loan Bank in an amount commensurate with the amount of Wellesley Bank's advances and unused borrowing capacity. This stock is carried at cost and was $2.0 million at December 31, 2012. In response to unprecedented market conditions and potential future losses, the Federal Home Loan Bank announced in February 2009 an initiative to preserve capital by the adoption of a revised retained earnings target, declaration of a moratorium on excess stock repurchases, which was lifted in 2012, and the suspension of cash dividend payments which were re-instated in 2011. The payment of cash dividends was resumed in 2011, although at a rate substantially less than prior to the suspension of dividends in 2009. If the Federal Home Loan Bank is unable to maintain minimum regulatory capital requirements or is required to aid the remaining Federal Home Loan Banks, our holding of Federal Home Loan Bank stock may be determined to be other-than-temporarily impaired and may require a charge to earnings.

Financial reform legislation recently enacted by Congress will, among other things, tighten capital standards, create a new Consumer Financial Protection Bureau and result in new laws and regulations that are expected to increase our costs of operations.

The recently enacted Dodd-Frank Wall Street Reform and Consumer Protection Act (the "Dodd-Frank Act") has and will continue to change the current bank regulatory structure and affect the lending, investment, trading and operating activities of financial institutions and their holding companies. The Dodd-Frank Act requires the Federal Reserve Board to set minimum capital levels for bank holding companies that are as stringent as those required for insured depository institutions, and the components of Tier 1 capital would be restricted to capital instruments that are currently considered to be Tier 1 capital for insured depository institutions. The legislation also establishes a floor for capital of insured depository institutions that cannot be lower than the standards in effect today, and directs the federal banking regulators to implement new leverage and capital requirements within 18 months of the date of enactment of the Dodd-Frank Act that take into account off-balance sheet activities and other risks, including risks relating to securitized products and derivatives.

The Dodd-Frank Act also created a new Consumer Financial Protection Bureau with broad powers to supervise and enforce consumer protection laws. The Consumer Financial Protection Bureau has broad rule-making authority for a wide range of consumer protection laws that apply to all banks and savings institutions such as Wellesley Bank, including the authority to prohibit "unfair, deceptive or abusive" acts and practices. The Consumer Financial Protection Bureau has examination and enforcement authority over all banks and savings institutions with more than $10.0 billion in assets. Banks and savings institutions with $10.0 billion or less in assets will be examined by their applicable bank regulators.

In addition, the Dodd-Frank Act increased stockholder influence over boards of directors by requiring certain public companies to give stockholders a nonbinding vote on executive compensation and so-called "golden parachute" payments, and by authorizing the Securities and Exchange Commission to promulgate rules that would allow stockholders to nominate and solicit votes for their own candidates using a company's proxy materials.

Many aspects of the Dodd-Frank Act are subject to rulemaking and will take effect over several years. While it is difficult to anticipate the overall impact of the Dodd-Frank Act on us and the financial services industry, it is expected that at a minimum it will increase our operating costs.

We operate in a highly regulated environment and we may be adversely affected by changes in laws and regulations.

Wellesley Bank is subject to extensive government regulation, supervision and examination by the Federal Deposit Insurance Corporation and the Massachusetts Commissioner of Banks. Wellesley Bancorp is also subject to regulation and supervision by the Federal Reserve Board. Such regulation, supervision and examination govern the activities in which we may engage and are intended primarily for the protection of the deposit insurance fund and our depositors. Regulatory authorities have extensive discretion in their supervisory and enforcement activities, including the imposition of restrictions on our operations, the classification of our assets and determination of the level of our allowance for loan losses. Any change in such regulation and oversight, whether in the form of regulatory policy, regulations, legislation or supervisory action, may have a material impact on our operations.

Increased and/or special Federal Deposit Insurance Corporation assessments will hurt our earnings.

The recent economic recession has caused a high level of bank failures, which has dramatically increased Federal Deposit Insurance Corporation resolution costs and led to a significant reduction in the balance of the Deposit Insurance Fund. As a result, the Federal Deposit Insurance Corporation has significantly increased the initial base assessment rates paid by financial institutions for deposit insurance. In addition, in May 2009, the Federal Deposit Insurance Corporation imposed a special assessment on all insured institutions. Our special assessment, which was reflected in earnings for the quarter ended June 30, 2009, was $118,000. In lieu of imposing an additional special assessment, the Federal Deposit Insurance Corporation required all institutions to prepay their assessments for all of calendar years 2010, 2011 and 2012, which for us totaled $1.1 million. Subsequently, in 2011 the FDIC revised its assessment formula, which had the effect of reducing our annual assessment, and eliminated the scheduled amortization of the prepaid balance. Currently, annual assessments as determined by the FDIC will reduce the remaining prepaid balance until it is fully eliminated and assessments begin to be paid on a current year basis. Additional increases in the assessment base, or the base assessment rate, or additional special assessments could negatively impact our earnings.

Additional expenses following the offering from the implementation of new equity benefit plans will adversely affect our profitability.

We will recognize additional annual employee compensation and benefit expenses stemming from our employee stock ownership plan and equity incentive plan. These additional expenses will adversely affect our profitability. We recognize expenses for our employee stock ownership plan when shares are committed to be released and allocated to participants' accounts as the trustee repays the loan used to acquire the shares over the expected 15 year loan term. We recognize expenses for restricted stock awards and stock options generally over the vesting period of awards made to recipients.

A significant percentage of our common stock is held by our directors, executive officers and employee benefit plans which, if voted together, could prevent actions requiring a supermajority vote, such as the amendment of certain provisions of the articles of incorporation and bylaws.

Our directors and executive officers, together with their associates, own 18.6% of Wellesley Bancorp's outstanding shares of common stock. In addition, our employee stock ownership plan owns 7.8% of our outstanding common stock. As a result, approximately 26.4% of our outstanding shares are held by our directors and executive officers and our employee stock ownership plan. The articles of incorporation and bylaws of Wellesley Bancorp contain supermajority voting provisions that require that the holders of at least 75% of Wellesley Bancorp's outstanding shares of voting stock approve certain actions including, but not limited to, the amendment of certain provisions of Wellesley Bancorp's articles of incorporation and bylaws. If our directors and executive officers and benefit plans hold more than 25% of our outstanding common stock, the shares held by these individuals and benefit plans could be voted in a manner that would ensure that the 75% supermajority needed to approve such actions could not be attained.

The articles of incorporation and bylaws of Wellesley Bancorp and certain regulations may prevent or make more difficult certain transactions, including a sale or merger of Wellesley Bancorp.

Provisions of the articles of incorporation and bylaws of Wellesley Bancorp, state corporate law and federal and state banking regulations may make it more difficult for companies or persons to acquire control of Wellesley Bancorp. Consequently, our stockholders may not have the opportunity to participate in such a transaction and the trading price of our common stock may not rise to the level of other institutions that are more vulnerable to hostile takeovers. The factors that may discourage takeover attempts or make them more difficult include:

- ***Articles of incorporation and bylaws.*** Provisions of the articles of incorporation and bylaws of Wellesley Bancorp that may make it more difficult and expensive to pursue a takeover attempt that the board of directors opposes include:

  - supermajority voting requirements for changes to certain provisions of the articles of incorporation and bylaws, which makes it more difficult for shareholders to change provisions of our governing documents;

  - a limitation on the right to vote shares, which prohibits any person who owns in excess of 10% of the outstanding shares of Wellesley Bancorp common stock from any vote with respect to the shares held in excess of the limit;

  - the election of directors to staggered terms of three years, which makes it more difficult and time consuming for a shareholder group to fully use its voting power to gain control of the board of directors at a single annual meeting of shareholders without the consent of the incumbent board of directors of Wellesley Bancorp;

  - the removal of directors only for cause, which makes it more difficult for shareholders to remove directors and replace them with their own nominees;

  - the absence of cumulative voting by stockholders in the election of directors, which may prevent a shareholder from electing nominees opposed by the board of directors of Wellesley Bancorp;

  - provisions restricting the calling of special meetings of stockholders, which delays consideration of a shareholder proposal until the next annual meeting; and

  - provisions regarding the timing and content of stockholder proposals and nominations, which gives our board of directors time to consider the qualifications of proposed nominees, the merits of the proposals and, to the extent deemed necessary or desirable by our board of directors, to inform shareholders and make recommendations about those matters.

- ***Massachusetts and federal banking regulations and Maryland corporate law.*** Massachusetts banking regulations prohibit, for three years following the completion of a mutual-to-stock conversion, the offer to acquire or the acquisition of more than 10% of any class of equity security of a converted institution without the prior approval of the Massachusetts Commissioner of Banks. Additional state corporate law and federal banking regulations place limitations on the acquisition of certain percentages of our common stock and impose restrictions on these significant stockholders.

Our contribution to the Wellesley Bank Charitable Foundation may not be tax deductible, which could decrease our profits.

We believe that our contribution to the Wellesley Bank Charitable Foundation, valued at $1.8 million, pre-tax, will be deductible for federal income tax purposes. However, we may not have sufficient profits to be able to use the deduction fully. If it is more likely than not that we will be unable to use the entire deduction, we will be required to establish a valuation allowance related to that portion of the deferred tax asset that is not deemed to be realizable.

Item 1B. Unresolved Staff Comments

Not applicable.

Item 2. Properties

At December 31, 2012, we conducted business through our executive office and three full service branch offices located in Wellesley, Massachusetts. We own our Central Street branch office. We lease our Church Street executive office (subject to a renewable lease that expires in 2018), our Linden Street branch office (subject to a renewable lease that expired in 2012 and was renewed for a new term expiring in 2022), and our Washington Street branch office (subject to a lease that expires in 2021, subject to renewal options that could extend through 2031). At December 31, 2012, the total net book value of our land, buildings, furniture, fixtures and equipment was $2.0 million. In March 2013, the Company entered into a lease agreement for a proposed new branch, which will be expected to open in 2013 subject to regulatory approval.

Item 3. Legal Proceedings

Periodically, there may be various claims and lawsuits against us, such as claims to enforce liens, condemnation proceedings on properties in which we hold security interests, claims involving the making and servicing of real property loans and other issues incident to our business. We are not a party to any pending legal proceedings that we believe would have a material adverse effect on our financial condition, results of operations or cash flows.

Item 4. Mine Safety Disclosures

Not applicable.

PART II

Item 5. Market for Registrant's Common Equity, Related Stockholder Matters and Issuer Purchases of Equity Securities

Market for Common Equity and Related Stockholder Matters

The Wellesley Bancorp's common stock is listed on the Nasdaq Capital Market under the trading symbol "WEBK." The following table sets forth the high and low sales prices of the common stock and dividends paid per share for the year ended December 31, 2012. Wellesley Bancorp's common stock commenced trading on the Nasdaq Capital Market on January 26, 2012.

	High	Low	Dividends Paid Per Share
Year Ended December 31, 2012:			
Fourth Quarter	$ 15.90	$ 14.38	—
Third Quarter	15.40	14.00	—
Second Quarter	15.20	12.42	—
First Quarter	13.25	11.45	—

As of March 1, 2013, there were approximately 347 holders of record of the Company's common stock. We believe the number of beneficial owners of our common stock is greater than the number of record holders because a large amount of our common stock is held of record through brokerage firms in "street name."

Issuer Purchases of Equity Securities

The following table provides certain information with regard to shares repurchased by the Company in the fourth quarter of 2012. The Company announced a stock repurchase program on October 31, 2012. Under the stock repurchase program, the Company is authorized to repurchase up to 96,286 shares, or approximately 4.0%, of the Company's outstanding common stock.

Period	(a) Total Number of Shares Purchased	(b) Average Price Paid Per Share	(c) Total Number of Shares Purchased as Part of Publicly Announced Plans or Programs	(d) Maximum Number of Shares that May Yet Be Purchased Under the Plans or Programs
October 1 through October 31, 2012	—	—	—	96,286
November 1 through November 30, 2012	6,880	$ 15.47	6,880	89,406
December 1 through December 31, 2012	6,200	15.36	6,200	83,206
Total	13,080	15.42	13,080	

Our board of directors will consider adopting a policy of paying cash dividends. We cannot guarantee that we will pay dividends or that, if paid, we will not reduce or eliminate dividends in the future.

The board of directors may declare and pay periodic special cash dividends in addition to, or in lieu of, regular cash dividends. In determining whether to declare or pay any dividends, whether regular or special, the board of directors will take into account our financial condition and results of operations, tax considerations, capital requirements, industry standards, and economic conditions. We will also consider the regulatory restrictions that affect the payment of dividends by Wellesley Bank to us, discussed below.

Wellesley Bancorp is subject to Maryland law, which generally permits a corporation to pay dividends on its common stock unless, after giving effect to the dividend, the corporation would be unable to pay its debts as they become due in the usual course of its business or the total assets of the corporation would be less than its total liabilities.

Dividends from Wellesley Bancorp may depend, in part, upon receipt of dividends from Wellesley Bank because Wellesley Bancorp will have no source of income other than dividends from Wellesley Bank and earnings from investment of net proceeds from the offering retained by Wellesley Bancorp. Massachusetts banking law and Federal Deposit Insurance Corporation regulations limit distributions from Wellesley Bank to Wellesley Bancorp. See *"Regulation and Supervision—Massachusetts Banking Laws and Supervision—Dividends"* and *"—Federal Regulations—Prompt Corrective Regulatory Action."* In addition, Wellesley Bancorp is subject to the Federal Reserve Board's policy that dividends should be paid only out of current earnings and only if the prospective rate of earnings retention by Wellesley Bancorp appears consistent with its capital needs, asset quality and overall financial condition. See *"Regulation and Supervision—Holding Company Regulation."* Finally, in connection with its nonobjection to the conversion, the Federal Deposit Insurance Corporation has required Wellesley Bank to commit that for the three-year period immediately following the closing of the conversion it will not make any distribution of capital to Wellesley Bancorp, including cash dividends, except in accordance with Federal Deposit Insurance Corporation laws and regulations and as provided for in the business plan submitted with the conversion application without the prior approval of the Boston Area Office of the Federal Deposit Insurance Corporation if such action would cause Wellesley Bank's tier 1 leverage and total risk-based capital ratios to fall below 8.0% and 12.0%, respectively.

Any payment of dividends by Wellesley Bank to us that would be deemed to be drawn out of Wellesley Bank's bad debt reserves would require Wellesley Bank to pay federal income taxes at the then current income tax rate on the amount deemed distributed. See *"Item 1—Federal Income Taxation"* and *"State Taxation."* Wellesley Bancorp does not contemplate any distribution by Wellesley Bank that would result in this type of tax liability.

Item 6. Selected Financial Data

The summary consolidated financial information presented below is derived in part from our audited consolidated financial statements. The following is only a summary and you should read it in conjunction with the consolidated financial statements and notes beginning on page F-1. The information at December 31, 2012 and 2011 and for the years then ended is derived in part from the audited consolidated financial statements of Wellesley Bancorp and Wellesley Bank that appear elsewhere in this Annual Report on Form 10-K.

	At December 31,				
(In thousands)	2012	2011	2010	2009	2008
Selected Financial Condition Data:					
Total assets	$ 376,048	$ 303,148	$ 262,002	$ 245,829	$ 241,284
Cash and short-term investments	18,218	33,524	18,397	9,370	5,072
Securities available for sale	39,256	36,088	25,565	28,188	29,621
Loans held for sale	9,130	—	—	—	—
Loans receivable, net	294,091	221,877	204,117	184,370	194,640
Deposits	298,059	245,246	222,436	195,625	187,804
Stock subscriptions	—	19,666	—	—	—
Short-term borrowings	—	7,059	5,804	6,270	4,395
Long-term debt	31,500	7,500	12,500	24,500	30,000
Total equity/surplus	44,971	22,731	20,408	18,303	16,958

	Years Ended December 31,				
(In thousands)	2012	2011	2010	2009	2008
Operating Data:					
Interest and dividend income	$ 14,120	$ 12,964	$ 13,337	$ 13,382	$ 13,553
Interest expense	2,578	2,703	3,379	5,553	6,739
Net interest income	11,542	10,261	9,958	7,829	6,814
Provision for loan losses	550	900	1,100	300	445
Net interest income, after provision for loan losses	10,992	9,361	8,858	7,529	6,369
Noninterest income (loss) (1)	930	497	548	258	(347)
Noninterest expenses (2)	10,299	6,713	5,995	5,945	5,030
Income before income taxes	1,623	3,145	3,411	1,842	992
Provision for income taxes	524	1,140	1,258	697	305
Net income	$ 1,099	$ 2,005	$ 2,153	$ 1,145	$ 687

	At or For the Years Ended December 31,				
	2012	2011	2010	2009	2008
Selected Financial Ratios and Other Data:					
Performance Ratios:					
Return on average assets	0.33%	0.74%	0.84%	0.45%	0.31%
Return on average equity	2.61	9.39	11.17	6.50	4.12
Interest rate spread (3)	3.41	3.74	3.83	2.84	2.81
Net interest margin (4)	3.63	3.94	4.07	3.21	3.22
Noninterest expense to average assets	3.14	2.49	2.35	2.36	2.24
Efficiency ratio (5)	83.23	62.50	57.51	73.51	77.75
Average interest-earning assets to average interest-bearing liabilities	127.26	119.74	117.70	116.14	112.98
Average equity to average total assets	12.82	7.90	7.56	6.99	7.41
Basic and diluted income per share (6)	N/A	N/A	N/A	N/A	N/A
Dividends per share (6)	N/A	N/A	N/A	N/A	N/A
Dividend payout ratio (6)	N/A	N/A	N/A	N/A	N/A
Asset Quality Ratios:					
Nonperforming loans to total assets	0.93%	2.27%	0.77%	0.29%	0.81%
Nonperforming loans to total loans	1.18	3.06	0.97	0.38	0.99
Allowance for loan losses to nonperforming loans	109.52	49.25	133.96	292.20	104.55
Allowance for loan losses to total loans	1.29	1.51	1.30	1.10	1.04
Net charge-offs to average loans outstanding during the period (7)	0.04	0.09	0.24	0.15	—
Capital Ratios:					
Total capital to risk-weighted assets (8)	13.95%	11.91%	11.90%	11.86%	11.10%
Tier I capital to risk-weighted assets	12.69	10.65	10.64	10.63	9.90
Tier I capital to total average assets (9)	9.25	7.81	7.74	7.00	7.06
Other Data:					
Number of full service offices	3	2	2	2	2

(1) The noninterest loss in 2008 includes other-than-temporary impairment losses on securities of $701,000.
(2) Noninterest expense in 2012 includes the charitable contribution pre-tax expense of $1.8 million related to the Company's contribution of stock and cash to the Wellesley Bank Charitable Foundation in connection with the Conversion.
(3) Represents the difference between the weighted average yield on average interest-earning assets and the weighted average cost of average interest-bearing liabilities.
(4) Represents net interest income as a percent of average interest-earning assets.
(5) Represents noninterest expense divided by the sum of net interest income and noninterest income, excluding gains or losses on the sale of securities.
(6) As of December 31, 2011, the conversion to a stock form of organization had not been completed and shares had not been issued. The conversion was completed on January 25, 2012. However, as shares were not outstanding for the entire year, no earnings per share information is presented for the year ending December 31, 2012.
(7) There were $4,000 of charge-offs during 2008.
(8) Capital ratios reflect the Bank-only capital position for all periods presented as the Company is not currently subject to regulatory capital requirements.
(9) Average assets represent average assets for the most recent quarter within the respective period.

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations

Overview

Income. Our primary source of income is net interest income. Net interest income is the difference between interest income, which is the income that we earn on our loans and investments, and interest expense, which is the interest that we pay on our deposits and borrowings. Other sources of income include earnings from customer service fees (mostly from service charges on deposit accounts), bank-owned life insurance, fees from investment management services and gains on the sale of securities.

Provision for Loan Losses. The allowance for loan losses is maintained at a level representing management's best estimate of inherent losses in the loan portfolio, based upon management's evaluation of the portfolio's collectibility. The allowance is established through the provision for loan losses, which is charged against income. Charge-offs, if any, are charged to the allowance. Subsequent recoveries, if any, are credited to the allowance. Allocation of the allowance may be made for specific loans or pools of loans, but the entire allowance is available for the entire loan portfolio.

Expenses. The noninterest expenses we incur in operating our business consist of salaries and employee benefits, occupancy and equipment, data processing, federal deposit insurance and other general and administrative expenses. Our noninterest expenses have increased as a result of operating as a public company. These additional expenses consist primarily of stock-related compensation, legal and accounting fees, expenses of stockholder communications and meetings and stock exchange listing fees.

Salaries and employee benefits consist primarily of salaries and wages paid to our employees, payroll taxes, and expenses for health insurance, retirement plans and other employee benefits. We will recognize additional annual employee compensation expenses stemming from the adoption of the Employee Stock Ownership Plan ("ESOP") and the new equity incentive plan. The actual amount of these new stock-related compensation and benefit expenses are based on the fair market value of the shares of common stock or related stock options at specific points in the future.

Occupancy and equipment expenses, which are the fixed and variable costs of buildings and equipment, consist primarily of depreciation charges, rental expenses, furniture and equipment expenses, maintenance, real estate taxes and costs of utilities. Depreciation of premises and equipment is computed using a straight-line method based on the estimated useful lives of the related assets, which range from 3 to 40 years, or the expected lease terms, if shorter. Data processing expenses are the fees we pay to third parties for the use of their software and for processing customer information, deposits and loans.

Federal deposit insurance premiums are payments we make to the Federal Deposit Insurance Corporation for insurance of our deposit accounts.

Our contribution to the charitable foundation in connection with the Bank's stock conversion was an additional operating expense that reduced net income during the first quarter of 2012. The contribution to the foundation resulted in a $1.1 million after-tax expense in the first quarter of 2012. This expense will not be a recurring expense.

Other expenses include expenses for professional services, advertising, office supplies, postage, telephone, insurance and other miscellaneous operating expenses.

Business Strategy

Our primary objective is to operate and grow a profitable community-oriented financial institution serving customers in our primary market areas. We have sought to achieve this through the adoption of a business strategy designed to maintain a strong capital position and high asset quality. Our operating strategy includes the following:

Increasing our deposit market share within Wellesley, Massachusetts and the surrounding communities. Since its inception in 1911, Wellesley Bank has primarily served the town of Wellesley, Massachusetts and the immediate surrounding communities. Despite considerable competition from larger financial institutions with greater resources than Wellesley Bank, we have made significant progress in recent years to increase our market presence in the town of Wellesley. Our deposits have increased $52.8 million, or 21.5%, from $245.2 million at December 31, 2011 to $298.1 million at December 31, 2012. At June 30, 2012 (latest available), we had 13.68% of the deposits in the town of Wellesley, which represented the third largest market share out of 14 financial institutions with branches in the town of Wellesley. We believe the Wellesley market area will continue to provide us opportunities for growth, and we intend to continue to increase our market share in the town of Wellesley through our third Wellesley branch office that opened in April 2012.

Continuing to emphasize our commercial real estate, construction and commercial business loans, as well as increasing our commercial business depository relationships in our market area. We have worked to increase our commercial relationships by diversifying our loan portfolio beyond residential mortgage loans and offering business deposit and checking products. Since December 31, 2011, our commercial real estate, construction and commercial business loan portfolio has increased $19.7 million, or 15.8%, and at December 31, 2012 was 48.3% of our total loan portfolio. In connection with the increase in our commercial business loan portfolio, we also have focused on providing a full banking relationship and, as a result, experienced an increase in our business deposit and checking accounts. Since December 31, 2011, our business deposit and checking accounts increased $8.5 million, or 24.7%, of which, $5.6 million was attributable to the revised sweep account program, and at December 31, 2012, represented 14.4% of our total deposits.

With the additional capital raised in the offering, we expect to continue to pursue the larger lending relationships associated with commercial real estate and construction lending. In addition, we will continue to expand and develop our business deposit and checking products to better serve our commercial customers.

Increasing our residential mortgage lending in our market area. We believe there are significant opportunities to increase our residential mortgage lending in our market areas. The town of Wellesley and its surrounding communities has a sound economy and has not been as negatively affected by the recent recession as other regions of the United States. As a result, the demand for residential mortgage loans in our market area, in particular larger "jumbo" loans, has not been significantly impacted by the downturn in the economy. Early in 2012, we hired an additional residential mortgage lender to complement our existing residential mortgage lending operations, and have expanded our lending territory to include sections of Boston in Suffolk County and Cambridge in Middlesex County. We believe this provides additional lending opportunities and further diversifies our residential loan portfolio.

Continuing conservative underwriting practices while maintaining a high quality loan portfolio. We believe that strong asset quality is a key to long-term financial success. We have sought to maintain a high level of asset quality and manageable credit risk by using conservative underwriting standards and by diligent monitoring and collection efforts. Nonperforming loans decreased from $6.9 million at December 31, 2011 to $3.5 million at December 31, 2012. At December 31, 2012, nonperforming loans were 1.18% of the total loan portfolio and 0.93% of total assets. The decrease in nonperforming loans is the result of the payoff of certain troubled residential and commercial relationships and the return to performing status of one commercial real estate loan totaling $2.7 million. Although we intend to increase our commercial real estate, construction and commercial business lending, we intend to continue our philosophy of managing large loan exposures through conservative loan underwriting and sound credit administration standards.

Seeking to enhance fee income by growing investment advisory services. Our profits rely heavily on the spread between the interest earned on loans and securities and interest paid on deposits and borrowings. In order to decrease our reliance on net interest income, we have pursued initiatives to increase noninterest income. In particular, we offer a full array of investment advisory services for individuals, nonprofits, institutions, endowments, and other registered investment advisors through our wholly-owned subsidiary, Wellesley Investment Partners, LLC, a registered investment advisor. Investment management fees relating to our investment advisory services totaled $231,000, $109,000 and $68,000 for the years ended December 31, 2012, 2011 and 2010, respectively. We intend to continue to enhance our fee income through Wellesley Investment Partners by continuously evaluating potential additional hires or acquisitions if appropriate.

Emphasizing lower cost core deposits to maintain low funding costs. We seek to increase net interest income by controlling costs of funding. Over the past several years, we have sought to reduce our dependence on traditional higher cost certificates of deposits in favor of stable lower cost demand deposits. We have utilized additional product offerings, technology and a focus on customer service in working toward this goal. In addition, we intend to seek demand deposits by growing commercial banking relationships. Core deposits (demand, NOW, money market and savings accounts) comprised 54.3% of our total deposits at December 31, 2012, as compared to 51.2% at December 31, 2011 and 48.5% at December 31, 2010.

Critical Accounting Policies

We consider accounting policies involving significant judgments and assumptions by management that have, or could have, a material impact on the carrying value of certain assets or on income to be critical accounting policies.

Allowance for Loan Losses. The allowance for loan losses is the amount estimated by management as necessary to cover losses inherent in the loan portfolio at the balance sheet date. The allowance is established through the provision for loan losses, which is charged to income. Determining the amount of the allowance for loan losses necessarily involves a high degree of judgment. Among the material estimates required to establish the allowance are: the likelihood of default; the loss exposure at default; the amount and timing of future cash flows on impaired loans; the value of collateral; and the determination of loss factors to be applied to the various elements of the portfolio. All of these estimates are susceptible to significant change. Management reviews the level of the allowance at least quarterly and establishes the provision for loan losses based upon an evaluation of the portfolio, past loss experience, current economic conditions and other factors related to the collectibility of the loan portfolio. Although we believe that we use the best information available to establish the allowance for loan losses, future adjustments to the allowance may be necessary if economic or other conditions differ substantially from the assumptions used in making the evaluation. In addition, the Federal Deposit Insurance Corporation and Massachusetts Commissioner of Banks, as an integral part of their examination process, periodically review our allowance for loan losses and may require us to recognize adjustments to the allowance based on their judgments about information available to them at the time of their examination. A large loss could deplete the allowance and require increased provisions to replenish the allowance, which would adversely affect earnings. See notes 2 and 7 of the notes to consolidated financial statements included in this document.

Deferred Tax Assets. Deferred tax assets and liabilities are reflected at currently enacted income tax rates applicable to the period in which the deferred tax assets or liabilities are expected to be realized or settled. Management reviews deferred tax assets on a quarterly basis to identify any uncertainties pertaining to realization of such assets. In determining whether a valuation allowance is required against deferred tax assets, management assesses historical and forecasted operating results, including a review of eligible carryforward periods, tax planning opportunities and other relevant considerations. We believe the accounting estimate related to the valuation allowance is a critical estimate because the underlying assumptions can change from period to period. For example, tax law changes or variances in future projected operating performance could result in a change in the valuation allowance. Should actual factors and conditions differ materially from those used by management, the actual realization of net deferred tax assets could differ materially from the amounts recorded in the financial statements. If we were not able to realize all or part of our deferred tax assets in the future, an adjustment to the related valuation allowance would be charged to income tax expense in the period such determination was made and could have a negative impact on earnings. In addition, if actual factors and conditions differ materially from those used by management, we could incur penalties and interest imposed by taxing authorities.

Balance Sheet Analysis

General. Total assets increased $72.9 million, or 24.0%, from $303.1 million at December 31, 2011 to $376.0 million at December 31, 2012. Total assets increased primarily due to an increase in net loans of $72.2 million, or 32.5%, and an increase in loans held for sale of $9.1 million. Total cash and short-term investments decreased $15.3 million to $18.2 million at December 31, 2012, primarily due to funding loan growth.

Total assets increased $41.1 million, or 15.7%, from $262.0 million at December 31, 2010 to $303.1 million at December 31, 2011 due primarily to an increase in securities of $10.5 million, or 41.2%, and an increase in total net loans of $17.7 million, or 8.7%.

Loans. Net loans increased $72.2 million, or 32.5%, from $221.9 million at December 31, 2011 to $294.1 million at December 31, 2012. The increase in loans was due primarily to an increase of $50.3 million, or 62.7%, in residential real estate loans. We have expanded our residential lending activity through the addition of a commissioned loan originator, and the expansion of our CRA assessment area. Adjustable-rate residential mortgage loans increased $47.2 million, or 74.0%, to $111.0 million while fixed-rate residential loans increased $3.1 million, or 19.0%, and ended the year at $19.5 million. We continue to sell conforming longer-term fixed-rate residential loans that we have originated, while retaining adjustable-rate mortgages in portfolio. The expansion of our residential lending activity is also reflected in the increase in loans held for sale as of December 31, 2012. For the years ending December 31, 2012 and 2011, loans sold to investors totaled $25.4 million and $4.5 million, respectively. Commercial real estate loans increased $8.3 million, or 11.6%, to $80.2 million, and construction loans increased $8.9 million, or 22.6% to $48.2 million. The increase in commercial real estate loans and construction loans reflects our continued emphasis on originating these types of loans and increased loan demand.

Total loans, net, increased by $17.7 million, or 8.7%, from $204.1 million at December 31, 2010 to $221.8 million at December 31, 2011. The increase in loans was due primarily to an increase of $18.0 million, or 33.3%, in commercial real estate loans. These increases reflected our continued emphasis on originating these types of loans and increased loan demand.

The following table sets forth the composition of our loan portfolio at the dates indicated.

(Dollars in thousands)	At December 31, 2012 Amount	2012 Percent	2011 Amount	2011 Percent	2010 Amount	2010 Percent
Real estate loans:						
Residential mortgage	$ 130,565	43.78%	$ 80,226	35.56%	$ 72,890	35.18%
Commercial real estate	80,200	26.89	71,880	31.86	53,907	26.02
Construction	48,158	16.15	39,267	17.40	40,770	19.68
Total real estate loans	258,923	86.82	191,373	84.82	167,567	80.88
Commercial loans	15,725	5.28	13,262	5.88	14,905	7.20
Consumer loans:						
Home equity lines of credit	23,111	7.75	20,463	9.07	24,198	11.68
Other	455	0.15	512	0.23	503	0.24
Total loans	298,214	100.00%	225,610	100.00%	207,173	100.00%
Less:						
Deferred loan origination fees, net	(279)		(381)		(366)	
Allowance for loan losses	(3,844)		(3,396)		(2,690)	
Net loans	$ 294,091		$ 221,833		$ 204,117	

(Dollars in thousands)	At December 31, 2009 Amount	2009 Percent	2008 Amount	2008 Percent
Real estate loans:				
Residential mortgage	$ 73,443	39.32%	$ 84,784	43.02%
Commercial real estate	49,911	26.72	42,282	21.46
Construction	31,223	16.71	40,115	20.36
Total real estate loans	154,577	82.75	167,181	84.84
Commercial loans	13,880	7.43	12,564	6.37
Consumer loans:				
Home equity lines of credit	17,805	9.53	16,745	8.50
Other	539	0.29	578	0.29
Total loans	186,801	100.00%	197,068	100.00%
Less:				
Deferred loan origination fees, net	(371)		(382)	
Allowance for loan losses	(2,060)		(2,047)	
Net loans	$ 184,370		$ 194,639	

Loan Maturity. The following table sets forth certain information at December 31, 2012 regarding scheduled contractual maturities. The table does not include any estimate of prepayments which significantly shorten the average life of all loans and may cause our actual repayment experience to differ from that shown below. Demand loans having no stated schedule of repayments and no stated maturity are reported as due in one year or less. The amounts shown below exclude net deferred loan fees.

(In thousands)	December 31, 2012 Residential Mortgage Loans	Commercial Real Estate Loans	Construction Loans	Commercial Loans	Consumer Loans	Total Loans
Amounts due in:						
One year or less	$ —	$ 7,270	$ 31,322	$ 4,518	$ 3,219	$ 46,329
More than one year to five years	—	688	16,836	6,133	8,114	31,771
More than five years	130,565	72,242	—	5,074	12,233	220,114
Total	$ 130,565	$ 80,200	$ 48,158	$ 15,725	$ 23,566	$ 298,214

Fixed vs. Adjustable Rate Loans. The following table sets forth the dollar amount of all scheduled maturities of loans at December 31, 2012 that are due after December 31, 2013 and have either fixed interest rates or adjustable interest rates. The amounts shown below exclude net deferred loan fees.

(In thousands)	Fixed Rates	Floating or Adjustable Rates	Total
Real estate loans:			
Residential mortgage	$ 19,524	$ 111,041	$ 130,565
Commercial real estate	14,374	58,556	72,930
Construction	16,836	—	16,836
Commercial loans	10,462	745	11,207
Consumer loans	19,897	450	20,347
Total	$ 81,093	$ 170,792	$ 251,885

Securities. Our securities portfolio consists primarily of residential mortgage-backed securities issued by U.S. government agencies and government sponsored enterprises and state and municipal bonds. Securities available for sale increased by $3.2 million, or 8.8%, in the year ended December 31, 2012 reflective of Bank growth and reinvestment of funds from maturing securities. Securities available for sale increased by $10.5 million, or 41.2%, in the year ended December 31, 2011 primarily due to the purchase of additional securities resulting from excess liquidity.

The following table sets forth the amortized cost and fair values of our securities portfolio at the dates indicated.

	At December 31,					
	2012		2011		2010	
(In thousands)	Amortized Cost	Fair Value	Amortized Cost	Fair Value	Amortized Cost	Fair Value
Residential mortgage-backed securities:						
Government National Mortgage Association	$ 9,235	$ 9,546	$ 10,861	$ 11,126	$ 11,418	$ 11,614
Government-sponsored enterprises	10,841	11,213	10,627	10,866	4,503	4,671
SBA and other asset-backed securities	3,988	4,127	2,402	2,507	2,700	2,711
State and municipal bonds	5,604	5,963	7,815	8,246	5,606	5,713
Government-sponsored enterprise obligations	2,105	2,115	2,349	2,364	422	443
Corporate bonds	6,186	6,292	999	979	401	413
Total securities available for sale	$ 37,959	$ 39,256	$ 35,053	$ 36,088	$ 25,050	$ 25,565

At December 31, 2012, we had no investments in a single company or entity (other than the U.S. Government or an agency of the U.S. Government) that had an aggregate book value in excess of 10% of equity.

The following table sets forth the stated maturities and weighted average yields of debt securities at December 31, 2012. Weighted average yields on tax-exempt securities are not presented on a tax equivalent basis. Certain mortgage related securities have adjustable interest rates and will reprice annually within the various maturity ranges. These repricing schedules, as well as monthly principal payments on mortgage- and asset-backed securities, are not reflected in the table below.

	One Year or Less		More than One Year to Five Years		More than Five Years to Ten Years		More than Ten Years		Total	
(Dollars in thousands)	Amortized Cost	Weighted Average Yield	Amortized Cost	Weighted Average Yield	Amortized Cost	Weighted Average Yield	Amortized Cost	Weighted Average Yield	Amortized Cost	Weighted Average Yield
Residential mortgage-backed securities:										
Government National Mortgage Association	$ —	—%	$ —	—%	$ —	—%	$ 9,235	1.29%	$ 9,235	1.29%
Government-sponsored enterprises	—	—	—	—	863	0.66	9,978	1.01	10,841	0.98
SBA and other asset-backed securities	—	—	—	—	210	1.83	3,778	2.64	3,988	2.60
State and municipal bonds	—	—	1,422	3.21	1,807	3.86	2,375	4.09	5,604	3.79
Government-sponsored enterprise obligations	—	—	—	—	1,105	1.40	1,000	1.25	2,105	1.33
Corporate bonds	154	2.65	6,032	1.73	—	—	—	—	6,186	1.75
Total debt securities	$ 154	2.65%	$7,454	2.01%	$3,985	2.38%	$26,366	1.63%	$37,959	1.79%

Deposits. Our primary sources of funds are retail deposit accounts held primarily by individuals and businesses within our market area. Deposits increased $52.8 million, or 21.5%, in the year ended December 31, 2012 primarily due to an increase in money market accounts of $4.3 million, or 8.5%, regular and other savings accounts of $13.8 million, or 49.5%, noninterest bearing demand deposits of $8.3 million, or 26.9%, and term certificates of deposit of $16.8 million, or 14.0%. Deposits increased $22.8 million, or 10.3%, during the year ended December 31, 2011 due primarily to an increase in money market accounts of $8.1 million, or 19.0%, regular savings accounts of $4.3 million, or 18.0%, noninterest bearing demand deposits of $2.1 million, or 7.3%, and term certificates of deposit of $5.1 million, or 4.4%. Both periods reflect our continuing efforts to decrease our reliance on certificates of deposit as well as customers shifting their certificates of deposit to more liquid deposit accounts due to low interest rates. In addition, increases in our core deposits during both periods reflects our success in expanding services to small business customers.

The following table sets forth the balances of our deposit products at the dates indicated.

	At December 31,					
	2012		2011		2010	
(Dollars In thousands)	Total	Percent	Total	Percent	Total	Percent
Noninterest-bearing demand deposits	$ 39,044	13.10%	$ 31,017	12.65%	$ 28,919	13.00%
Interest bearing deposits:						
NOW	25,992	8.72	16,078	6.55	12,803	5.76
Money market	54,954	18.44	50,663	20.66	42,563	19.13
Regular and other savings	41,718	14.00	27,904	11.38	23,642	10.63
Term certificates of deposit	136,351	45.74	119,584	48.76	114,509	51.48
Total	$ 298,059	100.00%	$ 245,246	100.00%	$ 222,436	100.00%

The following table indicates the amount of jumbo certificates of deposit by time remaining until maturity at December 31, 2012. Jumbo certificates of deposit require minimum deposits of $100,000.

Maturity Period at December 31, 2012	Jumbo Certificates of Deposits
	(In thousands)
Three months or less	$ 10,024
Over three through six months	14,157
Over six through twelve months	23,720
Over twelve months	44,787
Total	$ 92,688

Borrowings. We primarily use advances from the Federal Home Loan Bank of Boston ("FHLB") to supplement our supply of funds for loans and securities.

Long-term debt, consisting entirely of FHLB advances, increased $24.0 million, or 320.0%, for the year ended December 31, 2012, and decreased $5.0 million, or 40.0%, during the year ended December 31, 2011. Increases in FHLB advances in the year ended December 31, 2012 were due primarily to fund loan growth. We also elected to extend the maturities for new advances in a low interest rate environment to help reduce potential interest rate risk contained within our balance sheet. Decreases in FHLB advances in the year ended December 31, 2011 were primarily due to our success in shifting our funding mix to lower-cost deposits, including noninterest bearing demand deposit accounts for small business customers

Short-term borrowings, consisting entirely of securities sold under agreements to repurchase ("REPO"), totaled $7.1 million at December 31, 2011. This program was discontinued in 2012 and was replaced by a corporate NOW account with sweep features. Substantially all customers previously participating in the REPO program currently participate in the new deposit based sweep product.

The following table sets forth selected information regarding borrowings for the periods indicated.

	At or For the Year Ended December 31,		
(Dollars in thousands)	2012	2011	2010
Short-term borrowings:			
Balance at end of the year	$ —	$ 7,059	$ 5,804
Average balance during the year	4,799	7,351	7,113
Maximum outstanding at any month end during the year	7,845	8,069	8,123
Weighted average interest rate at end of the year	—%	1.14%	1.24%
Weighted average interest rate during the year	1.18	1.16	1.24
Long-term debt:			
Balance at end of the year	$ 31,500	$ 7,500	$ 12,500
Average balance during the year	20,853	9,732	18,204
Maximum outstanding at any month end during the year	36,500	12,500	24,500
Weighted average interest rate at end of the year	1.40%	3.65%	4.40%
Weighted average interest rate during the year	1.88	4.13	4.62

Results of Operations for the Years Ended December 31, 2012 and 2011

Overview. Net income was $1.1 million for the year ended December 31, 2012, as compared to $2.0 million for the year ended December 31, 2011, a decrease of $906,000, or 45.2%. The decrease was primarily due to an increase of $3.6 million in noninterest expenses, primarily attributable to the $1.8 million pre-tax contribution to the Foundation, partially offset by an increase of $1.3 million in net interest income, an increase of $433,000 in noninterest income and a decrease of $350,000 in the provision for loan losses.

Net Interest Income. Net interest income for the year ended December 31, 2012 totaled $11.5 million compared to $10.3 million for the year ended December 31, 2011, an increase of $1.3 million, or 12.5%. The increase in net interest income was primarily due to an increase in interest income. Interest and dividend income increased to $14.1 million for 2012 from $13.0

million for 2011. The average balance of interest-earning assets increased 22.2%, offset by a decrease in the average rate earned on these assets of 54 basis points. Interest income from loans and loans held for sale increased $1.0 million, or 8.6%, due to a 20.3% increase in the average balance of loans, partially offset by a decrease of 56 basis points in the average rate earned on loans and loans held for sale. Interest income from taxable securities increased $128,000, or 21.4%, due to a 61.4% increase in the average balance of taxable securities, partially offset by a decrease in the average rate paid on taxable securities of 70 basis points.

Interest expense decreased $125,000, or 4.6%, during this period primarily due to a decrease in the average rates paid on interest-bearing liabilities, principally FHLB advances and certificates of deposit. The average rates paid on deposits and borrowings decreased by 21 basis points in 2012. The decrease in the cost of deposits was primarily due to a declining interest rate environment for certificates of deposit and our continued focus on reducing deposit interest rates by shifting the mix of deposit liabilities to lower cost savings, NOW and demand deposit accounts. We experienced an increase in the average balance of interest-bearing deposits of 11.9% in 2012, while the average balance of FHLB advances increased by 114.3% over the same period.

Average Balances and Yields. The following table presents information regarding average balances of assets and liabilities, the total dollar amounts of interest income and dividends from average interest-earning assets, the total dollar amounts of interest expense on average interest-bearing liabilities, and the resulting annualized average yields and costs. The yields and costs for the periods indicated are derived by dividing income or expense by the average balances of assets or liabilities, respectively, for the periods presented. Average balances have been calculated using daily balances. Loan fees are included in interest income on loans and are insignificant. Yields are not presented on a tax-equivalent basis. Any adjustments necessary to present yields on a tax-equivalent basis are insignificant.

(Dollars in thousands)	2012 Average Outstanding Balance	2012 Interest Earned/ Paid	2012 Average Yield/ Rate	2011 Average Outstanding Balance	2011 Interest Earned/ Paid	2011 Average Yield/ Rate	2010 Average Outstanding Balance	2010 Interest Earned/ Paid	2010 Average Yield/ Rate
Interest-earning assets:									
Short-term investments	$19,768	$ 43	0.21%	$ 17,293	$ 35	0.20%	$ 9,411	$ 19	0.20%
Certificates of deposit	477	3	0.60	1,333	25	1.88	8,181	135	1.65
Debt securities:									
Taxable	34,085	725	2.13	21,123	597	2.83	21,175	841	3.97
Tax-exempt	7,629	256	3.36	7,361	248	3.37	4,767	166	3.48
Total loans and loans held for sale	254,194	13,085	5.15	211,264	12,053	5.71	199,483	12,176	6.11
FHLB stock	1,815	8	0.50	1,930	6	0.31	1,930	—	—
Total interest-earning assets	317,968	14,120	4.44	260,304	12,964	4.98	244,947	13,337	5.45
Allowance for loan losses	(3,573)			(3,096)			(2,459)		
Total interest-earning assets less allowance for loan losses	314,395			257,208			242,488		
Noninterest-earning assets	13,944			12,823			12,342		
Total assets	$328,339			$270,031			$254,830		
Interest-bearing liabilities:									
Regular savings accounts	$ 30,751	146	0.48%	$ 24,826	130	0.52%	$ 19,854	118	0.59%
NOW checking accounts	18,025	53	0.29	13,769	28	0.20	12,180	21	0.17
Money market accounts	52,448	304	0.58	46,495	280	0.60	37,928	299	0.79
Certificates of deposit	122,989	1,627	1.32	115,222	1,778	1.54	112,825	2,012	1.78
Total interest-bearing deposits	224,213	2,130	0.95	200,311	2,216	1.11	182,787	2,450	1.34
Short-term borrowings	4,799	57	1.18	7,351	85	1.16	7,113	88	1.24
Long-term debt	20,853	391	1.88	9,732	402	4.13	18,204	841	4.62
Total interest-bearing liabilities	249,865	2,578	1.03	217,395	2,703	1.24	208,104	3,379	1.62
Noninterest-bearing demand deposits	35,174			30,327			25,970		
Other noninterest-bearing liabilities	1,211			964			1,477		
Total liabilities	286,250			248,686			235,551		
Equity	42,089			21,345			19,279		
Total liabilities and equity	$328,339			$270,031			$254,830		
Net interest income		$ 11,542			$ 10,261			$ 9,958	
Net interest rate spread (1)			3.41%			3.74%			3.83%
Net interest-earning assets (2)	$ 68,103			$ 42,909			$ 36,843		
Net interest margin (3)			3.63%			3.94%			4.07%
Average total interest-earning assets to average total interest-bearing liabilities	127.26%			119.74%			117.70%		

(1) Represents the difference between the weighted average yield on average interest-earning assets and the weighted average cost of average interest-bearing liabilities.
(2) Represents total average interest-earning assets less total average interest-bearing liabilities.
(3) Represents net interest income as a percent of average interest-earning assets.

Rate/Volume Analysis. The following table sets forth the effects of changing rates and volumes on our net interest income. The rate column shows the effects attributable to changes in rate (changes in rate multiplied by prior volume). The volume column shows the effects attributable to changes in volume (changes in volume multiplied by prior rate). The total increase (decrease) column represents the sum of the prior columns. For purposes of this table, changes attributable to changes in both rate and volume that cannot be segregated have been allocated proportionally based on the changes due to rate and the changes due to volume.

	Year Ended December 31, 2012 Compared to December 31, 2011			Year Ended December 31, 2011 Compared to December 31, 2010		
	Increase (Decrease) Due to		Total Increase	Increase (Decrease) Due to		Total Increase
(Dollars in thousands)	Volume	Rate	(Decrease)	Volume	Rate	(Decrease)
Interest-earning assets:						
Short-term investments	$ 6	$ 2	$ 8	$ 17	$ (1)	$ 16
Certificates of deposit	(11)	(11)	(22)	(135)	25	(110)
Debt securities:						
Taxable	215	(87)	128	(2)	(242)	(244)
Tax-exempt	9	(1)	8	87	(5)	82
Total loans and loans held for sale	2,005	(973)	1,032	746	(869)	(123)
FHLB stock	—	2	2	—	6	6
Total interest-earning assets	2,224	(1,068)	1,156	713	(1,086)	(373)
Interest-bearing liabilities:						
Regular savings	21	(5)	16	23	(11)	12
NOW checking	5	20	25	4	3	7
Money market	30	(6)	24	75	(94)	(19)
Certificates of deposit	70	(220)	(150)	44	(278)	(234)
Total interest-bearing deposits	126	(211)	(85)	146	(380)	(234)
Short-term borrowings	(7)	(22)	(29)	3	(6)	(3)
Long-term debt	211	(222)	(11)	(358)	(81)	(439)
Total interest-bearing liabilities	330	(455)	(125)	(209)	(467)	(676)
Increase in net interest income	$ 1,894	$ (613)	$ 1,281	$ 922	$ (619)	$ 303

Provision for Loan Losses. During the year ended December 31, 2012, we recorded a $550,000 provision to the allowance for loan losses as compared to a provision of $900,000 for the year ended December 31, 2011. The 2012 provision reflects net loan charge-offs totaling $102,000, decreased nonperforming loans, portfolio growth and the continuing change in the mix of the portfolio and relatively static economic conditions. From December 31, 2011 to December 31, 2012, nonperforming loans decreased from $6.9 million to $3.5 million and criticized and classified assets decreased from $9.0 million to $8.6 million. During 2012, we expanded our residential lending activities by adding new products and new markets, and significantly increased the volume of loans originated. These changes are reflected in loan growth on our balance sheet and an increase in the relative size of the related allowance for loan losses for this class of loans. Commercial real estate, construction, commercial business loans and home equity lines of credit, which bear higher risk than our residential mortgage loans, have declined as a percentage of total loans yet remain a significant portion of our loan portfolio at 56.1% of total loans at December 31, 2012, compared to 64.2% of our total loans at December 31, 2011.

An analysis of the changes in the allowance for loan losses is presented under *"—Risk Management—Analysis and Determination of the Allowance for Loan Losses."*

Noninterest Income. Noninterest income increased $433,000 to $930,000 during the year ended December 31, 2012, from $497,000 for the year ended December 31, 2011. In 2012, we recorded gains on the sale of loans of $218,000 compared to 2011 when no gains were recorded as we initiated a loan sales program in connection with our expanded residential mortgage origination efforts. We also recorded a gain on the sale of securities in 2012 of $98,000 compared to a gain on the sale of securities of $18,000 in 2011. Income from customer service fees decreased $8,000, or 5.3%, primarily due to changes in our fee structure while wealth management fees increased $122,000, or 112.2%, resulting from the expansion of our investment advisory services.

Noninterest Expense. Noninterest expense increased $3.6 million to $10.3 million during the year ended December 31, 2012, from $6.7 million for the year ended December 31, 2011. Included in the 2012 results was a one-time $1.8 million pre-tax contribution ($1.1 million after tax) to the Foundation formed in connection with our conversion. Additionally, we recorded an increase of $697,000, or 16.5%, in salaries and employee benefits. In 2012, we implemented an employee stock ownership plan ("ESOP") and adopted an equity incentive plan. Costs associated with these plans totaled $295,000 for the year ended December 31, 2012. Salaries and employee benefits totaled $4.9 million, compared to $4.2 million for the year ended December 31, 2011. Also impacting salaries and benefits expense were costs associated with additional branch staff, lending staff, wealth management personnel and additional personnel hired in connection with the Bank's conversion to the stock form of ownership. In 2011, we fully funded a defined benefit plan that was terminated effective November 1, 2011. Costs recognized in connection with the defined benefit plan were $686,000 for the year ended December 31, 2011. In addition, increases of $282,000 were recorded in professional fees primarily related to the cost of operating as a public company. Occupancy and equipment expense increased $417,000, or 48.4%, as a result of increases in office rent, equipment depreciation and increases in certain maintenance and service contracts.

Income Taxes. Income tax expense decreased $616,000 for the year ended December 31, 2012 compared to the year ended December 31, 2011, primarily due to decreased income before income taxes. The effective tax rate for 2012 was 32.3% compared with 36.2% for 2011, as tax preference items relating to tax exempt bond income and life insurance income in 2012 represented a higher percentage of pre-tax income.

Risk Management

Overview. Managing risk is an essential part of successfully managing a financial institution. Our most prominent risk exposures are credit risk, interest rate risk, market risk and liquidity risk. Credit risk is the risk of not collecting the interest and/or the principal balance of a loan or security when it is due. Interest rate risk is the potential reduction of net interest income as a result of changes in interest rates. Market risk arises from fluctuations in interest rates that may result in changes in the values of financial instruments, such as available-for-sale securities that are recorded at fair value. Liquidity risk is the possible inability to fund obligations to depositors, lenders or borrowers when due. Other risks that we face are operational risks and reputation risk. Operational risks include risks related to fraud, regulatory compliance, processing errors, technology and disaster recovery. Reputation risk is the risk that negative publicity or press, whether true or not, could cause a decline in our customer base or revenue.

Credit Risk Management. Our strategy for credit risk management focuses on having well-defined credit policies and uniform underwriting criteria and providing prompt attention to potential problem loans. This strategy also emphasizes conservative loan-to-value ratios and guarantees of construction and commercial real estate loans by parties with substantial net worth. In addition, during each calendar year, we engage an outside loan review firm to perform a thorough review of our loan portfolio. This review involves analyzing all large borrowing relationships, delinquency trends and loan collateral valuation in order to identify impaired loans. We do not originate "interest only" mortgage loans on one-to-four family residential properties nor do we offer loans that provide for negative amortization of principal such as "option ARM" loans where the borrower can pay less than the interest owed on their loan. Additionally, we generally do not offer "subprime loans" (loans that are made with low down payments to borrowers with weakened credit histories typically characterized by payment delinquencies, previous charge-offs, judgments or bankruptcies, or borrowers with questionable repayment capacity) or "Alt-A" loans (loans to borrowers having less than full documentation).

When a borrower fails to make a required loan payment, management takes a number of steps to have the borrower cure the delinquency and restore the loan to current status. Management makes initial contact with the borrower when the loan becomes 15 days past due. If payment is not then received by the 30th day of delinquency, additional letters and phone calls generally are made, and a plan of collection is pursued for each individual loan. A particular plan of collection may lead to foreclosure, the timing of which depends on the prospects for the borrower bringing the loan current, the financial strength and commitment of any guarantors, the type and value of the collateral securing the loan and other factors. If a foreclosure action is instituted and the loan is not brought current, paid in full, or refinanced before the foreclosure sale, the real property securing the loan generally is sold at foreclosure. We may consider loan workout arrangements with certain borrowers under certain circumstances, as well as the sale of the nonperforming loans.

Management informs the board of directors on a monthly basis of the amount of loans delinquent more than 30 days. Management also provides detailed reporting of loans greater than 90 days delinquent, all loans in foreclosure and all foreclosed and repossessed property that we own.

Analysis of Nonperforming and Classified Assets. We consider foreclosed assets, loans that are maintained on a nonaccrual basis and loans that are past 90 days or more and still accruing to be nonperforming assets. Loans are generally placed on nonaccrual status when they are classified as impaired or when they become 90 days or more past due. Loans are classified as impaired when, based on current information and events, it is probable that Wellesley Bank will be unable to collect the scheduled payments of principal or interest when due according to the contractual terms of the loan agreement. At the time a loan is placed on nonaccrual status, the accrual of interest ceases and interest income previously accrued on such loans is reversed against current period interest income. Payments received on a nonaccrual loan are first applied to the outstanding principal balance when collectability of principal is in doubt.

Real estate that we acquire as a result of foreclosure or by deed-in-lieu of foreclosure is classified as real estate owned until it is sold. When property is acquired it is recorded at the lower of its cost or fair market value at the date of foreclosure. Any holding costs and declines in fair value after acquisition of the property result in charges against income.

Troubled debt restructurings occur when we grant borrowers concessions that we would not otherwise grant but for economic or legal reasons pertaining to the borrower's financial difficulties. These concessions may include, but are not limited to, modifications of the terms of the debt, the transfer of assets or the issuance of an equity interest by the borrower to satisfy all or part of the debt, or the substitution or addition of borrower(s). We will not return a troubled debt restructuring to accrual status until the borrower has demonstrated the ability to make principal and interest payments under the restructured terms for at least six consecutive months.

The following table provides information with respect to our nonperforming assets, including troubled debt restructurings, at the dates indicated. We did not have any accruing loans past due 90 days or more at the dates presented.

	At December 31,				
(Dollars in thousands)	2012	2011	2010	2009	2008
Nonaccrual loans:					
Real estate loans:					
Residential mortgage	$ 540	$ 2,304	$ 2,008	$ 705	$ 549
Commercial real estate	2,932	1,356	—	—	239
Construction	—	3,145	—	—	1,170
Commercial	—	73	—	—	—
Consumer	38	17	—	—	—
Total nonaccrual loans	3,510	6,895	2,008	705	1,958
Total nonperforming loans	3,510	6,895	2,008	705	1,958
Real estate owned	—	—	—	—	—
Total nonperforming assets	3,510	6,895	2,008	705	1,958
Accruing troubled debt restructurings (1)	2,725	221	1,124	221	—
Total nonperforming assets and accruing troubled debt restructurings	$ 6,235	$ 7,116	$ 3,132	$ 926	$ 1,958
Total nonperforming loans to total loans	1.18%	3.06%	0.97%	0.38%	0.99%
Total nonperforming loans to total assets	0.93%	2.27%	0.77%	0.29%	0.81%
Total nonperforming assets and accruing troubled debt restructurings to total assets	1.66%	2.35%	1.20%	0.38%	0.81%

(1) Non-accruing troubled debt restructurings totaled $1,345,000 and $2,900,000 at December 31, 2012 and 2011, respectively. We did not have any nonaccruing troubled debt restructurings at December 31, 2010, 2009 or 2008.

Interest income that would have been recorded for the years ended December 31, 2012 and 2011 had nonaccruing loans been current according to their original terms amounted to $255,000 and $384,000, respectively. Income related to nonaccrual loans included in interest income for the years ended December 31, 2012 and 2011 amounted to $274,000 and $215,000, respectively.

Interest income that would have been recorded for the years ended December 31, 2012 and 2011 had accruing troubled debt restructurings been current according to their original terms amounted to $218,000 and $13,000, respectively. Income related to accruing troubled debt restructurings included in interest income for the years ended December 31, 2012 and 2011 amounted to $124,000 and $11,000, respectively.

Total nonperforming loans decreased from December 31, 2011 to December 31, 2012 as a result of the payoff of certain residential and commercial relationships and the return to performing status of one commercial real estate loan totaling $2.7 million. Total nonperforming loans increased from December 31, 2010 to December 31, 2011 as a result of one residential and two commercial relationships which were identified as impaired due to deteriorating credit conditions specific to each borrower.

Federal regulations require us to review and classify assets on a regular basis. In addition, the Federal Deposit Insurance Corporation and the Massachusetts Commissioner of Banks have the authority to identify problem assets and, if appropriate, require them to be classified. There are three classifications for problem assets: substandard, doubtful and loss. "Substandard assets" must have one or more defined weaknesses and are characterized by the distinct possibility that we will sustain some loss if the deficiencies are not corrected. "Doubtful assets" have the weaknesses of substandard assets with the additional characteristic that the weaknesses make collection or liquidation in full on the basis of currently existing facts, conditions and values questionable, and there is a high possibility of loss. An asset classified as "loss" is considered uncollectible and of such little value that continuance as an asset of the institution is not warranted. When management classifies an asset as substandard or doubtful, a specific allowance for loan losses may be established. If management classifies an asset as loss, an amount equal to 100% of the portion of the asset classified loss is charged to the allowance for loan losses. The regulations also provide for a "special mention" category, described as assets that do not currently expose Wellesley Bank to a sufficient degree of risk to warrant classification but do possess credit deficiencies or potential weaknesses deserving Wellesley Bank's close attention. Wellesley Bank also utilizes an eleven grade internal loan rating system for commercial real estate, construction and commercial loans to assist in evaluating individual loans and determining assets classifications. See note 7 to the notes to the consolidated financial statements.

The following table shows the aggregate amounts of our criticized and classified assets at the dates indicated.

	At December 31,		
(In thousands)	2012	2011	2010
Special mention assets	$ 5,625	$ 4,393	$ 7,626
Substandard assets	2,810	4,241	3,624
Doubtful assets	176	334	—
Loss assets	—	—	—
Total	$ 8,611	$ 8,968	$ 11,250

At December 31, 2012, 2011 and 2010, none of the special mention loans were nonaccrual. Substandard assets at December 31, 2012 and December 31, 2011 consisted solely of nonaccrual loans while none of the substandard assets at December 31, 2010 included nonaccrual loans. All doubtful assets in the table above consist of nonaccrual loans. The decrease in loans classified as substandard in 2012 was due in part to a reduction in outstanding balances to two large borrowers and subsequent upgrading of our internal classification of another commercial relationship. The increase in special mention assets in 2012 was the result of the addition of one commercial loan relationship with declining cash flow characteristics.

Other than as disclosed in the above tables, there are no other loans where management has serious doubts about the ability of the borrowers to comply with the present loan repayment terms.

Delinquencies. The following table provides information about delinquencies in our loan portfolio at the dates indicated.

	At December 31, 2012			At December 31, 2011		
(In thousands)	30 – 59 Days Past Due	60 – 90 Days Past Due	> 90 Days Past Due	30 – 59 Days Past Due	60 – 89 Days Past Due	> 90 Days Past Due
Real estate loans:						
Residential mortgage	$ 1,483	$ 217	$ 306	$ 168	$ 446	$ 1,085
Commercial real estate	—	—	2,756	—	—	213
Construction	—	—	—	—	—	—
Commercial loans	2,452	19	—	—	—	—
Consumer loans	874	—	34	288	—	17
Total	$ 4,809	$ 236	$ 3,096	$ 456	$ 446	$ 1,315

(In thousands)	At December 31, 2010 30 – 59 Days Past Due	60 – 90 Days Past Due	> 90 Days Past Due
Real estate loans:			
Residential mortgage	$ 394	$ 902	$ 2,008
Commercial real estate	1,176	—	—
Construction	—	—	—
Commercial loans	90	—	—
Consumer loans	879	19	—
Total	$ 2,539	$ 921	$ 2,008

The increase in delinquencies in 2012 is primarily attributable to deteriorating cash flow for certain commercial real estate loan customers. Several of these relationships were brought current during January 2013.

Analysis and Determination of the Allowance for Loan Losses. The allowance for loan losses is a valuation allowance for probable losses inherent in the loan portfolio. We evaluate the need to establish allowances against losses on loans on a quarterly basis. When additional allowances are necessary, a provision for loan losses is charged to earnings.

Our methodology for assessing the appropriateness of the allowance for loan losses consists of: (1) an allocated component related to impaired loans; (2) a general component related to the remainder of the loan portfolio, and (3) an unallocated component related to overall uncertainties that could affect management's estimate of probable losses. Although we determine the amount of each element of the allowance separately, the entire allowance for loan losses is available for the entire portfolio.

Allowance on Impaired Loans. The allocated component of the allowance for loan losses relates to loans that are individually evaluated and determined to be impaired. The allowance for each impaired loan is determined by either the present value of expected future cash flows or, if the loan is collateral dependent, by the fair value of the collateral less estimated costs to sell. We identify a loan as impaired when, based upon current information and events, it is probable that we will be unable to collect the scheduled payments of principal or interest when due according to the contractual terms of the loan agreement. Management evaluates loans other than smaller-balance homogeneous loans for impairment. If a loan is determined to be impaired, an individual loss assessment is performed to determine the probability of a loss and, if applicable, the estimated measurement of the loss. Smaller-balance homogeneous loans, such as residential real estate loans and consumer loans, are generally excluded from an individual impairment analysis and are collectively evaluated by management to estimate losses inherent in those loans. However, certain smaller-balance homogeneous loans will be individually evaluated for impairment when they reach nonperforming status or become subject to a restructuring agreement.

Allowance on the Remainder of the Loan Portfolio. The general component of the allowance for loan losses relates to loans that are not determined to be impaired. Management determines the appropriate loss factor for each group of loans with similar risk characteristics within the portfolio based on loss experience and qualitative and environmental factors for loans in each group. Loan categories will represent groups of loans with similar risk characteristics and may include types of loans categorized by product, large credit exposures, concentrations, loan grade, or any other characteristic that causes a loan's risk profile to be similar to another. We consider qualitative or environmental factors that are likely to cause estimated credit losses associated with our existing portfolio to differ from historical loss experience including changes in lending policies and procedures; changes in the nature and volume of the loan portfolio; changes in experience, ability and depth of loan management; changes in the volume and severity of past due loans, nonaccrual loans and adversely graded or classified loans; changes in the quality of the loan review system; changes in the value of underlying collateral for collateral dependent loans; the existence of or changes in concentrations of credit; changes in economic or business conditions; and the effect of competition, legal and regulatory requirements on estimated credit losses. Our qualitative and environmental factors are reviewed on a quarterly basis and our historical loss experience is reviewed annually to ensure they are reflective of current conditions in our loan portfolio and economy.

Unallocated Allowance. Management maintains an unallocated component within the allowance for loan losses to cover uncertainties that could affect our overall estimate of probable losses. This component recognizes the imprecision inherent in the assumptions used in the methodologies for estimating the allocated and general components of the allowance, and is generally not a significant component of the overall allowance.

We identify loans that may need to be charged-off as a loss by reviewing all impaired loans and related loss analyses. Loan losses are charged against the allowance when we believe the uncollectibility of the loan balance is confirmed. A borrower's inability to make payments under the terms of the loan and a shortfall in collateral value would generally result in our charging off the loan to the extent of the loss deemed to be confirmed.

The following table sets forth the breakdown of the allowance for loan losses by loan category at the dates indicated.

	At December 31,								
	2012			2011			2010		
(Dollars in thousand)	Amount	% of Allowance to Total Allowance	% of Loans in Category to Total Loans	Amount	% of Allowance to Total Allowance	% of Loans in Category to Total Loans	Amount	% of Allowance to Total Allowance	% of Loans in Category to Total Loans
Real estate loans:									
Residential mortgage	$1,157	30.10%	43.78%	$ 626	18.43%	35.56%	$ 269	10.01%	35.18%
Commercial real estate	1,041	27.08	26.89	988	29.09	31.86	643	23.90	26.02
Construction	918	23.88	16.15	1,119	32.95	17.40	990	36.80	19.68
Commercial loans	456	11.86	5.28	382	11.25	5.88	494	18.36	7.20
Consumer loans	182	4.73	7.90	169	4.98	9.30	110	4.09	11.92
Total allocated allowance	3,754	97.65	100.00	3,284	96.70	100.00	2,506	93.16	100.00
Unallocated	90	2.35	—	112	3.30	—	184	6.84	—
Total	$3,844	100.00%	100.00%	$3,396	100.00%	100.00%	$2,690	100.00%	100.00%

	At December 31,					
	2009			2008		
(Dollars in thousand)	Amount	% of Allowance to Total Allowance	% of Loans in Category to Total Loans	Amount	% of Allowance to Total Allowance	% of Loans in Category to Total Loans
Real estate loans:						
Residential mortgage	$ 367	17.82%	39.32%	$ 301	14.70%	43.02%
Commercial real estate	307	14.90	26.72	363	17.73	21.46
Construction	802	38.93	16.71	952	46.51	20.36
Commercial loans	379	18.40	7.43	342	16.71	6.37
Consumer loans	69	3.35	9.82	71	3.47	8.79
Total allocated allowance	1,924	93.40	100.00	2,029	99.12	100.00
Unallocated	136	6.60	—	18	0.88	—
Total	$2,060	100.00%	100.00%	$2,047	100.00%	100.00%

Although we believe that we use the best information available to establish the allowance for loan losses at a level that represents management's best estimate of losses in the loan portfolio at the balance sheet date, future adjustments to the allowance for loan losses may be necessary and our results of operations could be adversely affected if circumstances differ substantially from the assumptions used in making the determinations. Furthermore, while we believe we have established our allowance for loan losses in conformity with generally accepted accounting principles, there can be no assurance that the Federal Deposit Insurance Corporation and the Massachusetts Commissioner of Banks, in reviewing our loan portfolio, will not require us to increase our allowance for loan losses based on judgments different from ours. In addition, because future events affecting borrowers and collateral cannot be predicted with certainty, there can be no assurance that the existing allowance for loan losses is adequate or that increases will not be necessary should the quality of any loans deteriorate as a result of the factors discussed above. Any material increase in the allowance for loan losses may adversely affect our financial condition and results of operation.

Analysis of Loan Loss Experience. The following table sets forth an analysis of the allowance for loan losses for the periods indicated.

	At or For the Years Ended December 31,				
(Dollars in thousands)	2012	2011	2010	2009	2008
Balance at beginning of year	$3,396	$2,690	$2,060	$2,047	$1,606
Provision for loan losses	550	900	1,100	300	445
Charge-offs:					
Real estate loans:					
Residential	—	194	140	261	—
Commercial	—	—	149	—	—
Construction	—	—	118	—	—
Commercial loans	100	—	60	28	4
Consumer loans	7	—	3	—	—
Total charge-offs	107	194	470	289	4
Recoveries	5	—	—	2	—
Net charge- offs	102	194	470	287	4
Allowance at end of year	$3,844	$3,396	$2,690	$2,060	$2,047
Allowance for loan losses to nonperforming loans at end of year	109.52%	49.25%	133.96%	292.20%	104.55%
Allowance for loan losses to total loans at end of year	1.29%	1.51%	1.30%	1.10%	1.04%
Net charge-offs to average loans outstanding during the year	0.04%	0.09%	0.24%	0.15%	—%

Interest Rate Risk Management. We manage the interest rate sensitivity of our interest-bearing liabilities and interest-earning assets in an effort to minimize the adverse effects of changes in the interest rate environment. Deposit accounts typically react more quickly to changes in market interest rates than mortgage loans because of the shorter maturities of deposits. As a result, sharp increases in interest rates may adversely affect our earnings while decreases in interest rates may beneficially affect our earnings. To reduce the potential volatility of our earnings, we have sought to improve the match between asset and liability maturities and rates, while maintaining an acceptable interest rate spread. Our strategy for managing interest rate risk emphasizes originating adjustable-rate loans for retention in our loan portfolio, selling in the secondary market substantially all newly originated conforming fixed rate residential mortgage loans, promoting core deposit products and short-term time deposits, adjusting the maturities of borrowings and adjusting the investment portfolio mix and duration. We currently do not participate in hedging programs, interest rate swaps or other activities involving the use of derivative financial instruments.

We have an Asset/Liability Committee, which includes members of management, to communicate, coordinate and control all aspects of asset-liability management. The committee establishes and monitors the volume, maturities, pricing and mix of assets and funding sources with the objective of managing assets and funding sources to provide results that are consistent with liquidity, growth, risk limits and profitability goals.

Our goal is to manage asset and liability positions to moderate the effects of interest rate fluctuations on net interest and net income.

Interest Rate Risk Analysis. We analyze our interest rate sensitivity position to manage the risk associated with interest rate movements through the use of interest income and equity simulations. The matching of assets and liabilities may be analyzed by examining the extent to which such assets and liabilities are "interest sensitive." An asset or liability is said to be interest rate sensitive within a specific time period if it will mature or reprice within that time period.

Our goal is to manage asset and liability positions to moderate the effects of interest rate fluctuations on net interest income and the present value of our equity. Interest income and equity simulations are completed quarterly and presented to the Asset/Liability Committee and the board of directors. The simulations provide an estimate of the impact of changes in interest rates on net interest income and the present value of our equity under a range of assumptions. The numerous assumptions used in the simulation process are reviewed by the Asset/Liability Committee on a yearly basis. Changes to these assumptions can significantly affect the results of the simulation. The simulation incorporates assumptions regarding the potential timing in the repricing of certain assets and liabilities when market rates change and the changes in spreads between different market rates. The simulation analysis incorporates management's current assessment of the risk that pricing margins will change adversely over time due to competition or other factors.

Simulation analysis is only an estimate of our interest rate risk exposure at a particular point in time. We continually review the potential effect changes in interest rates could have on the repayment of rate sensitive assets and funding requirements of rate sensitive liabilities.

The table below sets forth an approximation of our exposure as a percentage of estimated net interest income for the next 12 month period using interest income and equity simulations. The simulations use projected repricing of assets and liabilities at December 31, 2012 on the basis of contractual maturities, anticipated repayments and scheduled rate adjustments. Prepayment rates can have a significant impact on the simulations. Because of the large percentage of loans we hold, rising or falling interest rates have a significant impact on the prepayment speeds of our earning assets that in turn affect the rate sensitivity position. When interest rates rise, prepayments tend to slow. When interest rates fall, prepayments tend to rise. Our asset sensitivity would be reduced if prepayments slow and would increase if prepayments accelerated. While we believe such assumptions to be reasonable, there can be no assurance that assumed prepayment rates will approximate actual future mortgage-backed security and loan repayment activity.

The following table reflects changes in estimated net interest income for Wellesley Bank at December 31, 2012 through December 31, 2013, assuming a static balance sheet.

	Net Interest Income		
Basis Point ("bp") Change in Rates	**Amount**	**Change**	**% Change**
	(Dollars in thousands)		
300	$ 13,033	$ 422	3.35%
200	12,921	310	2.46
100	12,738	127	1.01
0	12,611	—	—
(100)	12,233	(378)	(3.00)

The following table reflects changes in the present value of equity for Wellesley Bank at December 31, 2012.

	Present Value of Equity		
Basis Point ("bp") Change in Rates	**Amount**	**Change**	**% Change**
	(Dollars in thousands)		
300	$ 43,561	$ (4,246)	(8.88)%
200	45,027	(2,780)	(5.81)
100	46,576	(1,231)	(2.57)
0	47,807	—	—
(100)	47,492	(315)	(0.66)

Liquidity Management. Liquidity is the ability to meet current and future financial obligations of a short-term and long-term nature. Our primary sources of funds consist of deposit inflows, loan repayments, maturities and sales of securities, borrowings from the Federal Home Loan Bank of Boston and securities sold under agreements to repurchase. While maturities and scheduled amortization of loans and securities are predictable sources of funds, deposit flows, calls of investment securities and borrowed funds and prepayments on loans are greatly influenced by general interest rates, economic conditions and competition.

Management regularly adjusts our investments in liquid assets based upon an assessment of (1) expected loan demand, (2) expected deposit flows, (3) yields available on interest-earning deposits and securities, and (4) the objectives of our interest-rate risk and investment policies.

Our most liquid assets are cash and cash equivalents, interest-bearing deposits in other banks, and debt securities. The levels of these assets depend on our operating, financing, lending and investing activities during any given period. At December 31, 2012, cash and cash equivalents totaled $18.2 million. Securities classified as available-for-sale, whose aggregate market value exceeds cost, provide additional sources of liquidity and had a market value of $39.3 million at December 31, 2012. In addition, at December 31, 2012, we had the ability to borrow a total of approximately $32.9 million in additional funds from the Federal Home Loan Bank of Boston. On December 31, 2012, we had $31.5 million of borrowings outstanding, all of which were Federal Home Loan Bank of Boston advances. In addition, at December 31, 2012, we had the ability to borrow $13.6 million from the Co-operative Central Bank, and $13.7 million from the Federal Reserve Bank under a collateralized borrowing program, none of which was outstanding at that date.

At December 31, 2012, we had $66.0 million in loan commitments outstanding, which included $54.8 million in available lines of credit for individuals and corporate customers, and unadvanced funds on construction loans. Certificates of deposit due within one year of December 31, 2012 totaled $77.2 million, or 56.6% of certificates of deposit. The large percentage of certificates of deposit that mature within one year reflects customers' hesitancy to invest their funds for long periods. If these maturing deposits are not renewed, we will be required to seek other sources of funds, including other certificates of deposit and borrowings. Depending on market conditions, we may be required to pay higher rates on such deposits or other borrowings than we currently pay on the certificates of deposit. Management believes, however, based on past experience that a significant portion of our certificates of deposit will be renewed. We have the ability to attract and retain deposits by adjusting the interest rates offered.

In addition, we believe that our branch network, which is presently comprised of three full-service retail banking offices located in our primary market area, and the general cash flows from our existing lending and investment activities, will afford us sufficient long-term liquidity.

The following table presents certain of our contractual obligations as of December 31, 2012.

	December 31, 2012 – Payments Due by Period				
(In thousands)	Total	Less Than One Year	One to Three Years	Three to Five Years	More Than Five Years
Contractual Obligations:					
Long-term debt obligations	$ 31,500	$ 2,000	$ 17,500	$ 10,000	$ 2,000
Operating lease obligations	4,382	478	1,073	1,088	1,743
Total	$ 35,882	$ 2,478	$ 18,573	$ 11,088	$ 3,743

Financing and Investing Activities

Our primary investing activities are the origination of loans and the purchase of securities. Primary financing activities consist of transactions in deposit accounts and Federal Home Loan Bank borrowings. Deposit flows are affected by the overall level of interest rates, the interest rates and products offered by us, local competitors, and other factors. Management generally manages the pricing of deposits to be competitive and to increase core deposit and customer relationships. Occasionally, management offers promotional rates on certain deposit products to attract deposits.

The following table presents our primary investing and financing activities during the periods indicated.

	Years Ended December 31,	
(In thousands)	2012	2011
Investing activities:		
Loan originations (principal payments), net	$ 72,828	$ 18,831
Proceeds from calls, maturities and principal repayments of securities available for sale	12,022	4,887
Proceeds from sales of securities available for sale	2,420	1,328
Purchases of securities available for sale	17,536	16,380
Financing activities:		
Increase in deposits	52,813	22,810
Increase (decrease) in long-term debt	24,000	(5,000)
Increase (decrease) in short-term borrowings	(7,059)	1,255

Capital Management. We are subject to various regulatory capital requirements administered by the Federal Deposit Insurance Corporation and the Massachusetts Commissioner of Banks, including a risk-based capital measure. The risk-based capital guidelines include both a definition of capital and a framework for calculating risk-weighted assets by assigning balance sheet assets and off-balance sheet items to broad risk categories. At December 31, 2012, we exceeded all of our regulatory capital requirements. We are considered "well capitalized" under regulatory guidelines. See *"Regulation and Supervision—Federal Regulations—Capital Requirements"* and note 15 of the notes to consolidated financial statements.

The capital from our 2012 offering significantly increased our liquidity and capital resources. Over time, the initial level of liquidity will be reduced as net proceeds from the stock offering are used for general corporate purposes, including the funding of lending activities. Our financial condition and results of operations will be enhanced by the capital from the offering, resulting in increased net interest-earning assets and income. However, the large increase in equity resulting from the capital raised in the offering will, initially, have an adverse impact on our return on equity. We may also use capital management tools such as cash dividends and common share repurchases to enhance stockholder value. On October 31, 2012, the Board of Directors announced the repurchase of up to 96,286 shares, or approximately 4.0% of the Company's outstanding stock.

Off-Balance Sheet Arrangements. In the normal course of operations, we engage in a variety of financial transactions that, in accordance with generally accepted accounting principles, are not recorded in our financial statements. These transactions involve, to varying degrees, elements of credit, interest rate and liquidity risk. Such transactions are used primarily to manage customers' requests for funding and take the form of loan commitments and lines of credit. For information about our loan commitments and unused lines of credit, see note 14 of the notes to consolidated financial statements.

For the years ended December 31, 2012, 2011 and 2010, we did not engage in any off-balance sheet transactions reasonably likely to have a material effect on our financial condition, results of operations or cash flows.

Impact of Recent Accounting Pronouncements

For a discussion of the impact of recent accounting pronouncements, see note 2 of the notes to consolidated financial statements included in this Form 10-K.

Effect of Inflation and Changing Prices

The consolidated financial statements and related financial data presented in this Form 10-K have been prepared according to generally accepted accounting principles in the United States, which require the measurement of financial positions and operating results in terms of historical dollars without considering the change in the relative purchasing power of money over time due to inflation. The primary impact of inflation on our operations is reflected in increased operating costs and the effect that general inflation may have on both short-term and long-term interest rates. Unlike most industrial companies, virtually all the assets and liabilities of a financial institution are monetary in nature. As a result, interest rates generally have a more significant impact on a financial institution's performance than do general levels of inflation. Although inflation expectations do affect interest rates, interest rates do not necessarily move in the same direction or to the same extent as the prices of goods and services.

Item 7A. Quantitative and Qualitative Disclosures About Market Risk

This item is not applicable as the Company is a smaller reporting company.

Item 8. Financial Statements and Supplementary Data

This information required by this item is included herein beginning on F-1.

Item 9. Changes in and Disagreements with Accountants on Accounting and Financial Disclosure

Not applicable.

Item 9A. Controls and Procedures

(a) Disclosure Controls and Procedures

The Company's management, including the Company's principal executive officer and principal financial officer, have evaluated the effectiveness of the Company's "disclosure controls and procedures," as such term is defined in Rule 13a-15(e) promulgated under the Securities Exchange Act of 1934, as amended, (the "Exchange Act"). Based upon their evaluation, the principal executive officer and principal financial officer concluded that, as of the end of the period covered by this report, the Company's disclosure controls and procedures were effective for the purpose of ensuring that the information required to be disclosed in the reports that the Company files or submits under the Exchange Act with the Securities and Exchange Commission (the "SEC") (1) is recorded, processed, summarized and reported within the time periods specified in the SEC's rules and forms, and (2) is accumulated and communicated to the Company's management, including its principal executive and principal financial officers, as appropriate to allow timely decisions regarding required disclosure.

(b) Internal Control Over Financial Reporting

The management of the Company is responsible for establishing and maintaining adequate internal control over financial reporting. The internal control process has been designed under our supervision to provide reasonable assurance regarding the reliability of financial reporting and the preparation of the Company's financial statements for external reporting purposes in accordance with accounting principles generally accepted in the United States of America.

Management conducted an assessment of the effectiveness of the Company's internal control over financial reporting as of December 31, 2012, utilizing the framework established in *Internal Control – Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission ("COSO"). Based on this assessment, management has determined that the Company's internal control over financial reporting as of December 31, 2012 is effective.

Our internal control over financial reporting includes policies and procedures that pertain to the maintenance of records that accurately and fairly reflect, in reasonable detail, transactions and dispositions of assets; and provide reasonable assurances that: (1) transactions are recorded as necessary to permit preparation of financial statements in accordance with accounting principles generally accepted in the United States; (2) receipts and expenditures are being made only in accordance with authorizations of management and the directors of the Company; and (3) unauthorized acquisition, use, or disposition of the Company's assets that could have a material effect on the Company's financial statements are prevented or timely detected.

All internal control systems, no matter how well designed, have inherent limitations. Therefore, even those systems determined to be effective can provide only reasonable assurance with respect to financial statement preparation and presentation. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

(c) Changes to Internal Control Over Financial Reporting

There were no changes in the Company's internal control over financial reporting during the three months ended December 31, 2012 that have materially affected, or are reasonably likely to materially affect, the Company's internal control over financial reporting.

Item 9B. Other Information

None.

PART III

Item 10. Directors and Executive Officers of the Registrant

Board of Directors

For information concerning Wellesley Bancorp's board of directors, the information contained under the section captioned *"Item 1—Election of Directors"* in Wellesley Bancorp's Proxy Statement for the 2013 Annual Meeting of Stockholders (the "Proxy Statement") is incorporated herein by reference.

Executive Officers

For information relating to officers of Wellesley Bancorp, the information contained under Part I, Item 1, captioned *"Business—Executive Officers of the Registrant"* in this Annual Report on Form 10-K is incorporated herein by reference.

Audit Committee and Audit Committee Financial Expert

For information regarding the audit committee and audit committee financial expert of Wellesley Bancorp, the section captioned *"Corporate Governance"* in the Proxy Statement is incorporated herein by reference.

Section 16(a) Beneficial Ownership Reporting Compliance

For information regarding compliance with Section 16(a) of the Exchange Act, the information contained under the section captioned *"Section 16(a) Beneficial Ownership Reporting Compliance"* in the Proxy Statement is incorporated herein by reference.

Code of Ethics

The Company has adopted a code of ethics and business conduct which applies to all of the Company's and the Bank's directors, officers and employees. A copy of the code of ethics and business conduct is available to stockholders on the Investor Relations portion of the Bank's website at www.wellesleybank.com.

Item 11. Executive Compensation

The information regarding executive compensation is set forth under the sections captioned *"Director Compensation"* and *"Executive Compensation"* in the Proxy Statement and is incorporated herein by reference.

Item 12. Security Ownership of Certain Beneficial Owners and Management and Related Stockholder Matters

(a) and (b) Security Ownership of Certain Beneficial Owners and Management.

Information required by this item is incorporated herein by reference to the section captioned *"Stock Ownership"* in the Proxy Statement.

(c) Changes in Control. Management of the Company knows of no arrangements, including any pledge by any person of securities of the Company, the operation of which may at a subsequent date result in a change in control of the registrant.

(d) Equity Compensation Plans.

Equity Compensation Plan Information as of December 31, 2012

Plan category	Number of securities to be issued upon exercise of outstanding options, warrants and rights (a)	Weighted-average exercise price of outstanding options, warrants and rights (b)	Number of securities remaining available for future issuance under equity compensation plans (excluding securities reflected in column (a)) (c)
Equity compensation plans approved by security holders	203,395	$15.35	37,320
Equity compensation plans not approved by security holders	—	—	—
Total	203,395	$15.35	37,320

Item 13. Certain Relationships and Related Transactions, and Director Independence

The information relating to certain relationships and related transactions and director independence is set forth under the sections captioned *"Transactions with Related Persons"* and *"Corporate Governance"* in the Proxy Statement and is incorporated herein by reference.

Item 14. Principal Accountant Fees and Services

The information relating to the principal accountant fees and services is set forth under the section captioned *"Item 3—Ratification of the Independent Registered Public Accounting Firm"* in the Proxy Statement and is incorporated herein by reference.

PART IV

Item 15. Exhibits and Financial Statement Schedules

(a) List of Documents Filed as Part of this Report

(1) ***Financial Statements.*** The following consolidated financial statements are incorporated by reference from Item 8 hereof:

Report of Independent Registered Public Accounting Firm
Consolidated Balance Sheets as of December 31, 2012 and 2011
Consolidated Statements of Comprehensive Income for the Years Ended December 31, 2012 and 2011
Consolidated Statements of Changes in Stockholders' Equity for the Years Ended December 31, 2012 and 2011
Consolidated Statements of Cash Flows for the Years Ended December 31, 2012 and 2011
Notes to Consolidated Financial Statements

(b) Exhibits. The following is a list of exhibits filed as part of this Annual Report on Form 10-K and is also the Exhibit Index.

No.	Description
3.1	Articles of Incorporation of Wellesley Bancorp, Inc. (1)
3.2	Bylaws of Wellesley Bancorp, Inc. (2)
10.1	Employment Agreement between Wellesley Bancorp, Inc., Wellesley Bank and Thomas J. Fontaine + (3)
10.2	Amended and Restated Executive Salary Continuation Agreement between Wellesley Bank and Thomas J. Fontaine, as amended + (2)
10.3	Wellesley Bank Supplemental Executive Retirement Plan+ (3)
10.4	Wellesley Bank Employee Severance Compensation Plan+ (3)
10.5	Wellesley Bancorp, Inc. 2012 Equity Incentive Plan + (4)
21.1	Subsidiaries of Wellesley Bancorp, Inc.
23.1	Consent of Wolf & Company, P.C.
31.1	Rule 13a-14(a) Certification of Chief Executive Officer
31.2	Rule 13a-14(a) Certification of Chief Financial Officer
32.1	Section 1350 Certifications
101.1	The following materials from the Company's Annual Report on Form 10-K for the year ended December 31, 2011, formatted in XBRL (Extensible Business Reporting Language): (i) the Consolidated Balance Sheets, (ii) the Consolidated Statements of Income, (iii) the Consolidated Statement of Changes in Surplus, (iv) the Consolidated Statements of Cash Flows and (v) the Notes to the Consolidated Financial Statements, tagged as blocks of text.*

+ Management contract or compensatory agreement or arrangement.
* Furnished, not filed.
(1) Incorporated herein by reference to the Company's Pre-Effective Amendment No. 2 to the Registration Statement on Form S-1 (File No. 333-176764), filed with the Securities and Exchange Commission on November 7, 2011.
(2) Incorporated herein by reference to the Company's Quarterly Report on Form 10-Q for the quarter ended March 31, 2012, filed with the Securities and Exchange Commission on May 11, 2012.
(3) Incorporated herein by reference to the Company's Current Report on Form 8-K filed with the Securities and Exchange Commission on January 30, 2012.
(4) Incorporated herein by reference to the Company's Proxy Statement, filed with the Securities and Exchange Commission on July 10, 2012.

(c) **Financial Statement Schedules.** All schedules for which this provision is made in the applicable accounting regulations of the Securities and Exchange Commission are omitted because of the absence of conditions under which they are required or because the required information is included in the consolidated financial statements and related notes thereto.

SIGNATURES

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

WELLESLEY BANCORP, INC.

March 20, 2012

By: /s/ Thomas J. Fontaine
Thomas J. Fontaine
President, Chief Executive Officer and
Chairman of the Board

Pursuant to the requirements of the Securities Exchange Act of 1934, this report has been signed below by the following persons on behalf of the registrant and in the capacities and on the dates indicated.

Signature	Title	Date
/s/ Thomas J. Fontaine Thomas J. Fontaine (principal executive officer)	President, Chief Executive Officer and Chairman of the Board	March 20, 2013
/s/ Gary P. Culyer Gary P. Culyer	Chief Financial Officer and Treasurer (principal financial and accounting officer)	March 20, 2013
/s/ Nancy Marden Goodall Nancy Marden Goodall	Director	March 20, 2013
/s/ C. Joseph Grignaffini C. Joseph Grignaffini	Director	March 20, 2013
/s/ Hugh J. Kelley Hugh J. Kelley	Director	March 20, 2013
/s/ Theodore F. Parker Theodore F. Parker	Director	March 20, 2013
/s/ Leslie B. Shea Leslie B. Shea	Director	March 20, 2013
/s/ Edwin G. Silver Edwin G. Silver	Director	March 20, 2013
/s/ Robert L. Skolnick Robert L. Skolnick	Director	March 20, 2013
/s/ Tina L. Wang Tina L. Wang	Director	March 20, 2013

Index to Consolidated Financial Statements
of Wellesley Bancorp, Inc. and Subsidiaries

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Stockholders of Wellesley Bancorp, Inc.:

We have audited the accompanying consolidated balance sheets of Wellesley Bancorp, Inc. and subsidiary as of December 31, 2012 and 2011, and the related consolidated statements of comprehensive income, changes in stockholders' equity and cash flows for the years then ended. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Wellesley Bancorp, Inc. and subsidiary as of December 31, 2012 and 2011, and the results of their operations and their cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Wolf & Company, P.C.

Boston, Massachusetts
March 25, 2013

Wellesley Bancorp, Inc. and Subsidiary
Consolidated Balance Sheets

	December 31,	
	2012	2011
	(Dollars in thousands)	
Assets		
Cash and due from banks	$2,247	$3,882
Short-term investments	15,971	29,642
Total cash and cash equivalents	18,218	33,524
Certificates of deposit	600	100
Securities available for sale, at fair value	39,256	36,088
Federal Home Loan Bank of Boston stock, at cost	2,005	1,930
Loans held for sale	9,130	—
Loans	297,935	225,273
Less allowance for loan losses	(3,844)	(3,396)
Loans, net	294,091	221,877
Bank-owned life insurance	6,385	4,208
Premises and equipment, net	2,044	1,168
Accrued interest receivable	1,019	911
Net deferred tax asset	1,933	1,236
Other assets	1,367	2,106
Total assets	$376,048	$303,148
Liabilities and Stockholders' Equity		
Deposits:		
Noninterest-bearing	$39,044	$31,017
Interest-bearing	259,015	214,229
	298,059	245,246
Short-term borrowings	—	7,059
Long-term debt	31,500	7,500
Stock subscriptions	—	19,666
Accrued expenses and other liabilities	1,518	946
Total liabilities	331,077	280,417
Commitments and contingencies (Notes 8 and 14)		
Stockholders' equity:		
Preferred stock, $0.01 par value; 1,000,000 shares authorized, none issued	—	—
Common stock, $0.01 par value; 14,000,000 shares authorized, 2,394,071 shares issued and outstanding at December 31, 2012; none issued at December 31, 2011	24	—
Additional paid-in capital	22,751	—
Retained earnings	23,203	22,104
Accumulated other comprehensive income	790	627
Unearned compensation – ESOP	(1,797)	—
Total stockholders' equity	44,971	22,731
Total liabilities and stockholders' equity	$376,048	$303,148

See accompanying notes to consolidated financial statements.

Wellesley Bancorp, Inc. and Subsidiary
Consolidated Statements of Comprehensive Income

	Years Ended December 31,	
	2012	2011
	(In thousands)	
Interest and dividend income:		
Interest and fees on loans and loans held for sale	$13,085	$ 12,053
Debt securities:		
Taxable	725	597
Tax-exempt	256	248
Interest on short-term investments and certificates of deposit	46	60
Dividends on FHLB stock	8	6
Total interest and dividend income	14,120	12,964
Interest expense:		
Deposits	2,131	2,216
Short-term borrowings	56	85
Long-term debt	391	402
Total interest expense	2,578	2,703
Net interest income	11,542	10,261
Provision for loan losses	550	900
Net interest income, after provision for loan losses	10,992	9,361
Noninterest income:		
Customer service fees	149	157
Gain on sale of securities, net	98	18
Gain on sale of loans, net	218	—
Income on bank-owned life insurance	177	146
Wealth management fees	231	109
Miscellaneous	57	67
Total noninterest income	930	497
Noninterest expenses:		
Salaries and employee benefits	4,927	4,230
Occupancy and equipment	1,280	862
Data processing	438	404
FDIC insurance	223	157
Contributions	1,802	26
Other general and administrative	1,629	1,034
Total noninterest expenses	10,299	6,713
Income before income taxes	1,623	3,145
Provision for income taxes	524	1,140
Net income	1,099	2,005
Other comprehensive income:		
Unrealized holding gains on available-for-sale securities	360	538
Reclassification adjustment for gains realized in income	(98)	(18)
Net unrealized gains	262	520
Tax effects	(99)	(202)
Total other comprehensive income	163	318
Comprehensive income	$1,262	$2,323

See accompanying notes to consolidated financial statements.

Wellesley Bancorp, Inc. and Subsidiary
Consolidated Statements of Changes in Stockholders' Equity
Years Ended December 31, 2012 and 2011

	Common Stock		Additional Paid-in Capital	Retained Earnings	Accumulated Other Comprehensive Income	Unearned Compensation-ESOP	Total Stockholders' Equity
	Shares	Amount					
	(Dollars in thousands)						
Balance at December 31, 2010	—	$—	$—	$20,099	$309	$—	$20,408
Net income	—	—	—	2,005	—	—	2,005
Other comprehensive income	—	—	—	—	318	—	318
Balance at December 31, 2011	—	—	—	22,104	627	—	22,731
Net income	—	—	—	1,099	—	—	1,099
Other comprehensive income	—	—	—	—	163	—	163
Issuance of common stock for initial public offering, net of expenses of $1,260	2,249,674	22	21,214	—	—	—	21,236
Issuance of common stock to Wellesley Bank Charitable Foundation	157,477	2	1,573	—	—	—	1,575
Share based compensation – equity incentive plan	—	—	114	—	—	—	114
Purchase and retirement of treasury stock	(13,080)	—	(202)	—	—	—	(202)
Stock purchased by the ESOP	—	—	—	—	—	(1,926)	(1,926)
Common stock held by ESOP and committed to be released (12,838)	—	—	52	—	—	129	181
Balance at December 31, 2012	2,394,071	$24	$22,751	$23,203	$790	$(1,797)	$44,971

See accompanying notes to consolidated financial statements.

Wellesley Bancorp, Inc. and Subsidiary
Consolidated Statements of Cash Flows

	Years Ended December, 31	
	2012	2011
	(In thousands)	
Cash flows from operating activities:		
Net income	$1,099	$2,005
Adjustments to reconcile net income to net cash provided (used) by operating activities		
Provision for loan losses	550	900
Depreciation and amortization	290	209
Net amortization of securities	286	180
Gain on sale of securities, net	(98)	(18)
Principal amount of loans sold	25,393	4,416
Loans originated for sale	(34,523)	(4,461)
Gain on sale of fixed assets	(16)	—
Accretion of net deferred loan fees	(398)	(355)
Income on bank-owned life insurance	(177)	(146)
Deferred income tax benefit	(796)	(270)
Issuance of common stock to Wellesley Bank Charitable Foundation	1,575	—
ESOP expense	181	—
Share-based compensation	114	—
Net change in:		
Accrued interest receivable	(108)	(46)
Other assets	739	(471)
Accrued expenses and other liabilities	572	92
Net cash provided (used) by operating activities	(5,317)	2,125
Cash flows from investing activities:		
Activity in certificates of deposit:		
Maturities	100	3,333
Purchases	(600)	—
Activity in securities available for sale:		
Maturities, prepayments and calls	12,022	4,887
Purchases	(17,536)	(16,380)
Proceeds from sales of securities	2,420	1,328
Purchase of Federal Home Loan Bank stock	(75)	—
Loan originations, net	(72,828)	(18,831)
Proceeds from loan sales	462	525
Additions to premises and equipment	(1,188)	(594)
Purchases of bank-owned life insurance	(2,000)	—
Proceeds from sale of fixed assets	38	3
Net cash used by investing activities	(79,185)	(25,729)
Cash flows from financing activities:		
Net increase in deposits	52,813	22,810
Proceeds from long-term debt	26,000	—
Repayments of long-term debt	(2,000)	(5,000)
(Decrease) increase in short-term borrowings	(7,059)	1,255
Proceeds from stock subscriptions	—	19,666
Conversion of stock subscriptions to common stock	(19,666)	—
Net proceeds from the issuance of common stock	21,236	—
Payment to acquire treasury stock	(202)	
Purchase of common stock by ESOP	(1,926)	—
Net cash provided by financing activities	69,196	38,731
Net change in cash and cash equivalents	(15,306)	15,127
Cash and cash equivalents at beginning year	33,524	18,397
Cash and cash equivalents at end of year	$18,218	$33,524
Supplementary information:		
Interest paid	$2,596	$2,678
Income taxes paid	1,100	1,319

See accompanying notes to consolidated financial statements.

1. STOCK CONVERSION

On July 20, 2011, the Board of Directors of Wellesley Bank (the "Bank") adopted a Plan of Conversion (the "Plan") whereby the Bank would convert from a Massachusetts mutual cooperative bank to a Massachusetts stock cooperative bank and become a wholly-owned subsidiary of a Maryland-chartered stock corporation, Wellesley Bancorp, Inc. (the "Company"). The Company would offer stock on a priority basis to qualifying depositors, tax-qualified employee plans, and employees, officers and directors of the Bank (the "Conversion").

At December 31, 2011, stock subscriptions received aggregated $19,666,000 and were included in liabilities in the accompanying consolidated balance sheet. Conversion costs amounting to $1,260,000 were deferred and subsequently reduced the proceeds from the shares sold in the Conversion.

On January 25, 2012, the Conversion was completed and the Company became the parent holding company for the Bank. A total of 2,249,674 shares of the Company common stock were issued at $10.00 per share, including those issued to our employee stock ownership plan, through which the Company received net offering proceeds of $21.2 million. Additionally, the Company contributed $225,000 in cash and 157,477 shares of common stock to the Wellesley Bank Charitable Foundation. The total number of shares of common stock outstanding upon completion of the Conversion was 2,407,151 shares. All eligible subscribers and community members who properly completed and timely submitted a stock order form were allocated the number of shares of common stock requested in their stock order form.

As part of the Conversion, the Bank established a liquidation account in an amount equal to the net worth of the Bank as of the date of the latest consolidated balance sheet appearing in the final prospectus distributed in connection with the Conversion, or $22,148,000. The liquidation account will be maintained for the benefit of eligible account holders and supplemental eligible account holders who maintain their accounts at the Bank after the Conversion. The liquidation account will be reduced annually to the extent that such account holders have reduced their qualifying deposits as of each fiscal year end. Subsequent increases will not restore an account holder's interest in the liquidation account. In the event of a complete liquidation, each eligible account holder will be entitled to receive balances for accounts then held.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation and Consolidation

The consolidated financial statements include the accounts of the Company and its wholly-owned subsidiary; the Bank, the principal operating entity, and its wholly-owned subsidiaries; Wellesley Securities Corporation, which engages in the business of buying, selling and dealing in securities exclusively on its own behalf; Wellesley Investment Partners, LLC, formed for the purpose of providing investment management services for individuals, not-for-profit entities and businesses; and Central Linden, LLC, formed for the purpose of holding, managing and selling foreclosed real estate. All significant intercompany balances and transactions have been eliminated in consolidation.

Business and operating segments

The Company provides a variety of financial services to individuals and small businesses in Wellesley, Massachusetts and surrounding communities. Its primary deposit products are checking, savings and term certificate accounts and its primary lending products are residential and commercial real estate loans, commercial loans and consumer loans.

Management evaluates the Company's performance and allocates resources based on a single segment concept.

Use of estimates

In preparing consolidated financial statements in conformity with accounting principles generally accepted in the United States of America, management is required to make estimates and assumptions that affect the reported amounts of assets and liabilities as of the date of the consolidated balance sheet and reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates. Material estimates that are particularly susceptible to significant change in the near term relate to the determination of the allowance for loan losses and the valuation of deferred tax assets.

Reclassifications

Certain reclassifications have been made in the 2011 consolidated financial statements to conform to the 2012 presentation.

Cash equivalents

Cash equivalents include amounts due from banks, principally balances held at the Federal Reserve Bank of Boston, and short-term investments with original maturities of three months or less.

Certificates of deposit

Certificates of deposit are carried at cost, which approximates fair value.

Fair value hierarchy

The Company groups its assets and liabilities generally measured at fair value in three levels, based on the markets in which the assets are traded and the reliability of the assumptions used to determine fair value.

Level 1 – Valuation is based on quoted market prices in active exchange markets for identical assets and liabilities. Valuations are obtained from readily available pricing sources.

Level 2 – Valuation is based on observable inputs other than Level 1 prices, such as quoted prices for similar assets and liabilities; quoted prices in markets that are not active; or other inputs that are observable or can be corroborated by observable market data for substantially the full term of the assets. Valuations are obtained from readily available pricing sources.

Level 3 – Valuation is based on unobservable inputs that are supported by little or no market activity and that are significant to the fair value of the assets and liabilities. Level 3 assets and liabilities include financial instruments whose value is determined using pricing models, discounted cash flow methodologies, or similar techniques, as well as instruments for which the determination of fair value requires significant management judgment or estimation.

Transfers between levels are recognized at the end of a reporting period, if applicable.

Securities available for sale

Securities classified as available for sale are carried at fair value, with unrealized gains and losses excluded from earnings and reported in other comprehensive income.

Purchase premiums and discounts are amortized to earnings over the estimated lives of the securities by methods which do not differ materially from the interest method. Gains and losses on the sale of securities are recorded on the trade date and are determined using the specific identification method.

Each reporting period, the Company evaluates all securities with a fair value below amortized cost to determine whether other-than-temporary impairment ("OTTI") exists.

OTTI is required to be recognized if (1) the Company intends to sell the security; (2) it is "more likely than not" that the Company will be required to sell the security before recovery of its amortized cost basis; or (3) for debt securities, the present value of expected cash flows is not sufficient to recover the entire amortized cost basis. For all impaired debt securities that the Company intends to sell, or more likely than not will be required to sell, the full amount of the depreciation is recognized as OTTI through earnings. Credit-related OTTI for all other impaired debt securities is recognized through earnings. Non-credit related OTTI for such debt securities is recognized in other comprehensive income, net of applicable taxes.

Federal Home Loan Bank stock

The Bank, as a member of the Federal Home Loan Bank ("FHLB") of Boston, is required to maintain an investment in capital stock of the FHLB. Based on redemption provisions of the FHLB, the stock has no quoted market value and is carried at cost. At its discretion, the FHLB may declare dividends on the stock. The Bank reviews for impairment based on the ultimate recoverability of the cost basis in the FHLB stock. As of December 31, 2012 and 2011, no impairment has been recognized.

Loans Held for Sale

Loans originated and intended for sale in the secondary market are carried at the lower of cost or estimated fair value in aggregate. Net realized losses, if any, are recognized through a valuation allowance by charges to income.

Loans

The loan portfolio consists of real estate, commercial and other loans to the Company's customers in its primary market areas in eastern Massachusetts. The ability of the Company's debtors to honor their contracts is dependent upon the economy in general and the real estate and construction economic sectors within our markets.

Loans that management has the intent and ability to hold for the foreseeable future, or until maturity or pay-off, are reported at their outstanding unpaid principal balances adjusted for charge-offs, the allowance for loan losses, and any deferred loan origination fees or costs. Interest income is accrued on the unpaid principal balance. Loan origination fees, net of certain direct origination costs, are deferred and recognized as an adjustment of the related loan yield using the interest method.

Interest is not accrued on loans which are identified as impaired or loans which are ninety days or more past due. Past due status is based on the contractual terms of the loan. Interest income previously accrued on such loans is reversed against current period interest income. Interest income on non-accrual loans is recognized only to the extent of interest payments received and is first applied to the outstanding principal balance when collectibility of principal is in doubt. Loans are returned to accrual status when all principal and interest amounts contractually due are brought current and future payments are reasonably assured through sustained payment performance for at least six months.

Allowance for loan losses

The allowance for loan losses is established as losses are estimated to have occurred through a provision for loan losses charged to earnings. Loan losses are charged against the allowance when management believes the uncollectibility of the loan balance is confirmed. Subsequent recoveries, if any, are credited to the allowance.

The allowance for loan losses is evaluated on a regular basis by management. This evaluation is inherently subjective as it requires estimates that are susceptible to significant revision as more information becomes available. The allowance consists of general, allocated and unallocated components, as further described below.

General component

The general component is based on the following loan segments: residential real estate, commercial real estate, construction, commercial, home equity lines of credit and other consumer. Management considers a rolling average of historical losses for each segment based on a time frame appropriate to capture relevant loss data for each loan segment, which generally ranges from 3-10 years. This historical loss factor is adjusted for the following qualitative factors: levels/trends in delinquencies; trends in volume, concentrations and terms of loans; effects of changes in risk selection and underwriting standards and other changes in lending policies, procedures and practices; experience/ability/depth of lending management and staff; and national and local economic trends and conditions. There were no significant changes to the Bank's policies or methodology pertaining to the general component of the allowance during 2012 or 2011.
The qualitative factor adjustments are determined based on the various risk characteristics of each loan segment. Risk characteristics relevant to each portfolio segment are as follows:

Residential real estate – The Company generally does not originate loans with a loan-to-value ratio greater than 80 percent and does not originate subprime loans. Most loans in this segment are collateralized by one- to four-family residential real estate and repayment is dependent on the credit quality of the individual borrower.

Commercial real estate – Loans in this segment are primarily income-producing properties in the Company's primary market areas in eastern Massachusetts. The underlying cash flows generated by the properties are adversely impacted by a downturn in the economy as evidenced by increased vacancy rates, which in turn, will have an effect on the credit quality in this segment. Management typically obtains rent rolls annually and continually monitors the cash flows of these loans.

Construction – Loans in this segment primarily include speculative real estate development loans for which payment is derived from sale of the property. Credit risk is affected by cost overruns, time to sell at an adequate price, and market conditions.

Commercial – Loans in this segment are made to businesses and are generally secured by assets of the business. Repayment is expected from the cash flows of the business. A weakened economy, and resultant decreased consumer spending, will have an effect on the credit quality in this segment.

Home equity lines of credit – Loans in this segment are collateralized by one-to-four family residential real estate and repayment is dependent on the credit quality of the individual borrower. The Company typically does not hold a first mortgage position on homes that secure home equity lines of credit. The overall health of the economy, including unemployment rates and housing prices, will have an effect on the credit quality in this segment.

Other consumer – Loans in this segment are generally unsecured and repayment is dependent on the credit quality of the individual borrower.

Allocated component

The allocated component relates to loans that are classified as impaired. Impairment is measured on a loan by loan basis by either the present value of expected future cash flows discounted at the loan's effective interest rate or, if the loan is collateral dependent, by the fair value of the collateral, less estimated costs to sell. An allowance is established when the discounted cash flows (or collateral value) of the impaired loan are lower than the carrying value of that loan. Large groups of smaller-balance homogeneous loans are collectively evaluated for impairment. Accordingly, the Company does not separately identify performing individual consumer loans (residential, home equity lines of credit, and other consumer loans) for impairment disclosures, unless such loans are subject to a troubled debt restructuring agreement.

A loan is considered impaired when, based on current information and events, it is probable that the Company will be unable to collect the scheduled payments of principal or interest when due according to the contractual terms of the loan agreement. Factors considered by management in determining impairment include payment status, collateral value, and the probability of collecting scheduled principal and interest payments when due. Loans that experience insignificant payment delays and payment shortfalls generally are not classified as impaired. Management determines the significance of payment delays and payment shortfalls on a case-by-case basis, taking into consideration all of the circumstances surrounding the loan and the borrower, including the length of the delay, the reasons for the delay, the borrower's prior payment record, and the amount of the shortfall in relation to the principal and interest owed.

The Company periodically may agree to modify the contractual terms of loans. When a loan is modified and a concession is made to a borrower experiencing financial difficulty, the modification is considered a troubled debt restructuring ("TDR"). All TDRs are initially classified as impaired.

Unallocated component

An unallocated component is maintained to cover uncertainties that could affect management's estimate of probable losses. The unallocated component of the allowance reflects the margin of imprecision inherent in the underlying assumptions used in the methodologies for estimating allocated and general reserves in the portfolio.

Foreclosed assets

Assets acquired through, or in lieu of, loan foreclosure are held for sale and are initially recorded at fair value, less costs to sell, at the date of foreclosure, establishing a new cost basis. Subsequent to foreclosure, valuations are periodically performed by management and the assets are carried at the lower of carrying amount or fair value less costs to sell. Revenue and expenses from operations, changes in the valuation allowance and any direct write-downs are included in net expenses from foreclosed assets.

Premises and equipment

Land is carried at cost. Buildings, leasehold improvements and equipment are stated at cost, less accumulated depreciation and amortization computed on the straight-line method over the estimated useful lives of the assets or the expected terms of the leases, if shorter. Expected terms include lease option periods to the extent that the exercise of such options is reasonably assured.

Bank-owned life insurance

Bank-owned life insurance policies are reflected on the consolidated balance sheets at cash surrender value. Changes in cash surrender value are reflected in noninterest income.

Transfers of financial assets

Transfers of an entire financial asset, a group of entire financial assets, or a participating interest in an entire financial asset are accounted for as sales when control over the assets has been surrendered. Control over transferred assets is deemed to be surrendered when (1) the assets have been isolated from the Company, (2) the transferee obtains the right to pledge or exchange the transferred assets, and (3) the Company does not maintain effective control over the transferred assets.

During the normal course of business, the Company may transfer a portion of a financial asset, for example, a participation loan or the government-guaranteed portion of a loan. To be eligible for sales treatment, the transfer of the portion of the loan must meet the criteria of a participating interest. If it does not meet the criteria of a participating interest, the transfer must be accounted for as a secured borrowing. In order to meet the criteria for a participating interest, all cash flows from the loan must be divided proportionately, the rights of each loan holder must have the same priority, the loan holders must have no recourse to the transferor other than standard representations and warranties and no loan holder can have the right to pledge or exchange the entire loan.

Derivative Financial Instruments

Derivative financial instruments are recognized as assets and liabilities on the consolidated balance sheet and measured at fair value.

Derivative Loan Commitments

Mortgage loan commitments are referred to as derivative loan commitments if the loan that will result from exercise of the commitment will be held for sale upon funding. Loan commitments that are derivatives are recognized at fair value, including servicing values, on the consolidated balance sheet in other assets and other liabilities with changes in their fair values recorded in other noninterest income. Fair values of the loan commitments are recognized based on changes in the fair value of the underlying mortgage due to interest rate changes, changes in the probability the derivative loan commitment will be exercised, and the passage of time. In estimating fair value, the Company assigns a probability to a loan commitment based on the expectation that it will be exercised and the loan will be funded.

Forward Loan Sale Commitments

To protect against the price risk inherent in derivative loan commitments, the Company utilizes "best efforts" forward loan sale commitments to mitigate the risk of potential decreases in the values of loans that would result from the exercise of the derivative loan commitments. Forward loan sale commitments are recognized at fair value on the consolidated balance sheet in other assets and other liabilities with changes in their fair values recorded in other non-interest income. Fair values for forward loan sale commitments are based on changes in the fair values of the underlying loans.

Advertising costs

Advertising costs are expensed as incurred.

Pension plan

It is the Company's policy to fund pension plan costs in the year of accrual.

Income taxes

Deferred tax assets and liabilities relate to temporary differences between the book and tax bases of certain assets and liabilities, and are reflected at currently enacted income tax rates applicable to the period in which the deferred tax assets or liabilities are expected to be realized or settled. As changes in tax laws or rates are enacted, deferred tax assets and liabilities are adjusted accordingly through the provision for income taxes. A valuation allowance is established against deferred tax assets when, based upon the available evidence including historical and projected taxable income, it is more likely than not that some or all of the deferred tax assets will not be realized. The Company does not have any uncertain tax positions at December 31, 2012 which require accrual or disclosure. The Company records interest and penalties as part of income tax expense. No interest or penalties were recorded for the years ended December 31, 2012 and 2011.

Share-based Compensation Plans

The Company measures and recognizes compensation cost relating to share-based payment transactions based on the grant date fair value of the equity instruments issued. Share-based compensation is recognized over the period the employee is required to provide services for the award. Reductions in compensation expense associated with forfeited options are estimated at the date of grant, and this estimated forfeiture rate is adjusted annually based on actual forfeiture experience. The Company uses the Black-Scholes option-pricing model to determine the fair value of stock options granted.

Employee Stock Ownership Plan

Compensation expense for the Employee Stock Ownership Plan ("ESOP") is recorded at an amount equal to the shares allocated by the ESOP multiplied by the average fair market value of the shares during the period. The Company recognizes compensation expense ratably over the year based on the number of shares expected to be allocated by the ESOP. Unearned compensation applicable to the ESOP is reflected as a reduction of stockholders' equity in the consolidated balance sheet. The difference between the average fair market value and the cost of the shares allocated by the ESOP is recorded as an adjustment to stockholders' equity.

Comprehensive Income

Accounting principles generally require that recognized revenue, expenses, gains and losses be included in net income. Although certain changes in assets and liabilities, such as unrealized gains and losses on available-for-sale securities, are reported as a separate component of the stockholders' equity section of the consolidated balance sheets, such items, along with net income, are components of comprehensive income.

The components of accumulated other comprehensive income and related tax effects are as follows:

	December 31,	
	2012	2011
	(In thousands)	
Unrealized holding gains on securities available for sale	$ 1,297	$ 1,035
Tax effect	(507)	(408)
Net-of tax amount	$ 790	$ 627

Earnings per Share

Basic earnings per share represents income available to common stockholders divided by the weighted average number of common shares outstanding during the period. Diluted earnings per share reflects additional common shares that would have been outstanding if dilutive potential common shares had been issued, as well as any adjustment to income that would result from the assumed issuance. There were no potentially dilutive common stock equivalents as of December 31, 2012. Earnings per share is not presented for the years ended December 31, 2012 or 2011 as common shares had not been outstanding during the entire period. Unallocated ESOP shares are not deemed outstanding for earnings per share calculations. Under the Company's Equity Incentive Plan, stock awards granted on October 1, 2012 contain non-forfeitable dividend rights. Accordingly, unvested shares are considered outstanding for computation of basic earnings per share in subsequent periods.

Recent Accounting Pronouncements

In May 2011, the Financial Accounting Standards Board ("FASB") issued Accounting Standards Update ("ASU") 2011-04, *Fair Value Measurement (Topic 820): Amendments to Achieve Common Fair Value Measurement and Disclosure Requirements in U.S. GAAP and IFRS.* This ASU clarifies and expands the disclosures pertaining to unobservable inputs used in Level 3 fair value measurements. The guidance also requires, for public companies, disclosure of the level within the fair value hierarchy for assets and liabilities not measured at fair value in the statement of financial position but for which the fair value is disclosed. This guidance was adopted by the Company on January 1, 2012 and relevant additional disclosures have been provided in Note 20 to the accompanying consolidated financial statements.

In June 2011, the FASB issued ASU 2011-5, *Comprehensive Income (Topic 220), Presentation of Comprehensive Income.* This ASU provides an entity the option to present the total of comprehensive income, the components of net income, and the components of other comprehensive income either in a single continuous statement of comprehensive income or in two separate but consecutive statements. This guidance eliminates the option to present the components of other comprehensive income as part of the statement of changes in stockholders' equity. For public entities, this guidance is effective for fiscal years, and interim periods within those years, beginning after December 15, 2011. The Company adopted this guidance on January 1, 2012 and has elected to present a single continuous statement of comprehensive income herein.

On January 1, 2012, the Company adopted the FASB ASU 2011-03, *Transfers and Servicing (Topic 860), Reconsideration of Effective Control for Repurchase Agreements.* This ASU provides additional guidance which affects all entities that enter into agreements to transfer financial assets that both entitle and obligate the tranferor to repurchase or redeem the financial assets before their maturity. The ASU removes from the assessment of effective control (1) the criterion requiring the transferor to have the ability to repurchase or redeem the financial assets on substantially the agreed terms, even in the event of default by the transferee, and (2) the collateral maintenance implementation guidance related to that criterion. Adoption of this guidance had no impact on the Company's consolidated financial statements.

3. RESTRICTIONS ON CASH AND AMOUNTS DUE FROM BANKS

The Bank is required to maintain average balances on hand or with the Federal Reserve Bank. The reserve balance amounted to $1,363,000 and $3,150,000 at December 31, 2012 and 2011, respectively.

4. SHORT-TERM INVESTMENTS

Short-term investments are comprised of the following:

	December 31, 2012	December 31, 2011
	(In thousands)	
Federal Reserve Bank deposits	$ 15,000	$ 28,346
Federal Home Loan Bank deposits	2	—
Money market accounts	969	1,296
	$ 15,971	$ 29,642

5. CERTIFICATES OF DEPOSIT

Certificates of deposit mature within one year and have a weighted average rate of .56% and .23% at December 31, 2012 and 2011, respectively.

6. SECURITIES AVAILABLE FOR SALE

The amortized cost and fair value of securities available for sale, with gross unrealized gains and losses, follows:

December 31, 2012	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Fair Value
	(In thousands)			
Residential mortgage-backed securities:				
Government National Mortgage Association	$ 9,235	$ 311	$ —	$ 9,546
Government-sponsored enterprises	10,841	372	—	11,213
SBA and other asset-backed securities	3,988	139	—	4,127
State and municipal bonds	5,604	362	(3)	5,963
Government-sponsored enterprise obligations	2,105	13	(3)	2,115
Corporate bonds	6,186	106	—	6,292
	$ 37,959	$ 1,303	$ (6)	$ 39,256

December 31, 2011	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Fair Value
	(In thousands)			
Residential mortgage-backed securities:				
Government National Mortgage Association	$ 10,861	$ 268	$ (3)	$ 11,126
Government-sponsored enterprises	10,627	246	(7)	10,866
SBA and other asset-backed securities	2,402	106	(1)	2,507
State and municipal bonds	7,815	431	—	8,246
Government-sponsored enterprise obligations	2,349	20	(5)	2,364
Corporate bonds	999	7	(27)	979
	$ 35,053	$ 1,078	$ (43)	$ 36,088

For the years ended December 31, 2012 and 2011, proceeds from sales of securities amounted to $2,420,000 and $1,328,000 respectively. Gross realized gains amounted to $99,000 and $23,000, and gross realized losses amounted to $1,000 and $5,000, respectively.

At December 31, 2011, the Company had pledged certain debt securities with an amortized cost of $9,048,000 and a fair value of $9,433,000 as collateral for repurchase agreements. There were no securities pledged as collateral for repurchase agreements at December 31, 2012. (See Note 10).

The amortized cost and fair value of debt securities by contractual maturity at December 31, 2012 are as follows. Expected maturities may differ from contractual maturities because the issuer, in certain instances, has the right to call or prepay obligations with or without call or prepayment penalties.

	December 31, 2012	
	Amortized Cost	Fair Value
	(In thousands)	
Within 1 year	$ 154	$ 155
After 1 year to 5 years	7,454	7,603
After 5 years to 10 years	2,912	2,990
After 10 years	3,375	3,622
	13,895	14,370
Mortgage- and asset-backed securities	24,064	24,886
	$ 37,959	$ 39,256

Information pertaining to securities with gross unrealized losses, aggregated by investment category and length of time that individual securities have been in a continuous loss position, follows:

	Less Than Twelve Months		Over Twelve Months	
	Gross Unrealized Losses	Fair Value	Gross Unrealized Losses	Fair Value
	(In thousands)			
December 31, 2012				
Government-sponsored enterprise obligations	$ (3)	$ 998	$ —	$ —
State and municipal bonds	(3)	299	—	—
	$ (6)	$ 1,297	$ —	$ —
December 31, 2011				
Residential mortgage-backed securities:				
Government National Mortgage Association	$ (2)	$ 519	$ (1)	$ 50
Government-sponsored enterprises	(7)	2,201	—	—
SBA and other asset-backed securities	—	—	(1)	249
Government-sponsored enterprise obligations	(5)	1,976	—	—
Corporate bonds	(27)	542	—	—
	$ (41)	$ 5,238	$ (2)	$ 299

Management evaluates securities for other-than-temporary impairment at least on a quarterly basis, and more frequently when economic or market conditions warrant such evaluations. At December 31, 2012, various debt securities have unrealized losses with aggregate depreciation of 0.5% from their aggregate amortized cost basis. These unrealized losses relate principally to the effect of interest rate changes on the fair value of debt securities and not to an increase in credit risk of the issuers. As the Company does not intend to sell the securities and it is more likely than not that the Company will not be required to sell the securities before recovery of their amortized cost, which may be maturity, the Company does not consider these securities to be other-than-temporarily impaired at December 31, 2012.

7. LOANS AND ALLOWANCE FOR LOAN LOSSES

A summary of the balances of loans is as follows:

	December 31,	
	2012	2011
	(In thousands)	
Real estate loans:		
Residential – fixed	$ 19,524	$ 16,400
Residential – variable	111,041	63,826
Commercial	80,200	71,880
Construction	48,158	39,267
	258,923	191,373
Commercial loans:		
Secured	14,854	12,224
Unsecured	871	1,038
	15,725	13,262
Consumer loans:		
Home equity lines of credit	23,111	20,463
Other	455	556
	23,566	21,019
Total loans	298,214	225,654
Less:		
Allowance for loan losses	(3,844)	(3,396)
Net deferred origination fees	(279)	(381)
Loans, net	$ 294,091	$ 221,877

The Company has transferred a portion of its originated commercial real estate loans to participating lenders. The amounts transferred have been accounted for as sales and are therefore not included in the Company's accompanying consolidated balance sheets. The Company and participating lenders share ratably in any gains or losses that may result from the borrower's lack of compliance with contractual terms of the loans. The Company continues to service the loans on behalf of the participating lenders and, as such, collects cash payments from the borrowers, remits payments (net of servicing fees) to participating lenders and disburses required escrow funds to relevant parties. During 2012, the Company sold a commercial loan amounting to $2,000,000, of which $462,000 was advanced at December 31, 2012. At December 31, 2012 and 2011, the Company was servicing loans for participants aggregating $4,216,000 and $8,037,000, respectively.

The Company has pledged certain residential and commercial real estate loans to secure FHLB advances and available lines of credit. (See notes 10 and 11.)

The following table summarizes the activity in the allowance for loan losses by portfolio segment for the years ended December 31, 2012 and 2011:

	Residential Real Estate	Commercial Real Estate	Construction	Commercial	Home Equity	Other Consumer	Unallocated	Total
				(In thousands)				
Year Ended December 31, 2012								
Allowance at December 31, 2011	$626	$988	$1,119	$382	$153	$16	$112	$3,396
Provision (credit) for loan losses	531	53	(201)	170	18	1	(22)	550
Loans charged off	—	—	—	(100)	—	(7)	—	(107)
Recoveries	—	—	—	4	—	1	—	5
Allowance at December 31, 2012	$1,157	$1,041	$918	$456	$171	$11	$90	$3,844
Year Ended December 31, 2011								
Allowance at December 31, 2010	$269	$643	$990	$494	$84	$26	$184	$2,690
Provision (credit) for loan losses	551	345	129	(112)	69	(10)	(72)	900
Loans charged off	(194)	—	—	—	—	—	—	(194)
Allowance at December 31, 2011	$626	$988	$1,119	$382	$153	$16	$112	$3,396

Further information pertaining to the allowance for loan losses at December 31, 2012 and 2011 is as follows:

	Residential Real Estate	Commercial Real Estate	Construction	Commercial	Home Equity	Other Consumer	Unallocated	Total
				(In thousands)				
December 31, 2012								
Allowance related to loans individually evaluated and deemed to be impaired	$—	$94	$—	$ 26	$—	$—	$—	$120
Allowance related to loans individually evaluated and not deemed impaired, and those collectively evaluated for impairment	1,157	947	918	430	171	11	90	3,724
Total allowance	$1,157	$1,041	$918	$456	$171	$11	$90	$3,844
Impaired loan balances individually evaluated and deemed to be impaired	$541	$5,657	$—	$76	$308	$—	$—	$6,582
Loan balances individually evaluated and not deemed impaired, and those collectively evaluated for impairment	130,024	74,543	48,158	15,649	22,803	455	—	291,632
Total loans	$130,565	$80,200	$48,158	$15,725	$23,111	$455	$—	$298,214
December 31, 2011								
Allowance related to loans individually evaluated and deemed to be impaired	$—	$142	$437	$41	$—	$—	$—	$ 620
Allowance related to loans individually evaluated and not deemed impaired, and those collectively evaluated for impairment	626	846	682	341	153	16	112	2,776
Total allowance	$626	$ 988	$1,119	$382	$153	$16	$112	$ 3,396
Impaired loan balances individually evaluated and deemed to be impaired	$2,525	$1,356	$3,146	$163	$16	$—	$—	$ 7,206
Loan balances individually evaluated and not deemed impaired, and those collectively evaluated for impairment	77,701	70,524	36,121	13,099	20,447	556	—	218,448
Total loans	$80,226	$71,880	$39,267	$13,262	$20,463	$556	$—	$225,654

The following is a summary of past due and non-accrual loans at December 31, 2012 and 2011:

	30-59 Days Past Due	60-89 Days Past Due	Past Due 90 Days or More	Total Past Due	Past Due 90 Days or More and Still Accruing	Non-accrual Loans
	(In thousands)					
December 31, 2012						
Residential real estate	$1,483	$217	$306	$2,006	$—	$540
Commercial real estate	—	—	2,756	2,756	—	2,932
Commercial	2,452	19	—	2,471	—	—
Home equity lines of credit	874	—	34	908	—	38
Total	$4,809	$236	$3,096	$8,141	$—	$3,510

	30-59 Days Past Due	60-89 Days Past Due	Past Due 90 Days or More	Total Past Due	Past Due 90 Days or More and Still Accruing	Non-accrual Loans
	(In thousands)					
December 31, 2011						
Residential real estate	$168	$446	$1,085	$1,699	$—	$2,304
Commercial real estate	—	—	213	213	—	1,356
Construction	—	—	—	—	—	3,145
Commercial	—	—	—	—	—	73
Home equity lines of credit	288	—	17	305	—	17
Total	$456	$446	$1,315	$2,217	$—	$6,895

The following is a summary of impaired loans at December 31, 2012 and 2011:

	December 31, 2012			December 31, 2011		
	Recorded Investment	Unpaid Principal Balance	Related Allowance	Recorded Investment	Unpaid Principal Balance	Related Allowance
	(In thousands)					
Impaired loans without a valuation allowance:						
Residential real estate	$541	$541	$—	$2,525	$2,525	$—
Commercial real estate	5,481	5,481	—	261	261	—
Commercial	50	50	—	—	—	—
Home equity lines of credit	308	308	—	16	16	—
Total	6,380	6,380	—	2,802	2,802	—
Impaired loans with a valuation allowance:						
Commercial real estate	176	176	94	1,095	1,095	142
Construction	—	—	—	3,146	3,146	437
Commercial	26	26	26	163	163	41
Total	202	202	120	4,404	4,404	620
Total impaired loans	$6,582	$6,582	$120	$7,206	$7,206	$620

Further information pertaining to impaired loans follows:

	Year Ended December 31, 2012			Year Ended December 31, 2011		
	Average Recorded Investment	Interest Income Recognized	Interest Income Recognized on Cash Basis	Average Recorded Investment	Interest Income Recognized	Interest Income Recognized on Cash Basis
	(In thousands)					
Residential real estate	$1,285	$61	$61	$2,061	$71	$60
Commercial real estate	1,989	91	82	1,356	71	71
Construction	2,097	111	111	726	7	7
Commercial	29	4	3	139	2	2
Home equity lines of credit	134	7	6	5	—	—
Total	$5,534	$274	$263	$4,287	$151	$140

No additional funds are committed to be advanced in connection with impaired loans.

The following is a summary of troubled debt restructurings for the years ended December 31, 2012 and 2011:

	Number of Contracts	Pre-Modification Outstanding Recorded Investment	Post-Modification Outstanding Recorded Investment
		(Dollars in thousands)	
Year Ended December 31, 2012			
Residential real estate	2	$1,088	$1,088
Commercial real estate	3	$3,032	$2,982
Year Ended December 31, 2011			
Residential real estate	1	$220	$220
Commercial real estate	1	$2,900	$2,900

In the year ended December 31, 2012, monthly payment terms were modified on two residential real estate loans to a level comparable with rates offered to high quality borrowers. One loan totaling $881,000 was paid in full during the quarter ended September 30, 2012. The remaining loan is currently on non-accrual status. There is no reserve for expected uncollectible principal on this loan as of December 31, 2012. In addition, one commercial real estate loan was extended for an additional year upon receipt of a $50,000 principal reduction. This loan was formerly a construction loan for which concessions were granted in 2011. There is no reserve for expected uncollectible principal on this loan as of December 31, 2012.

Also, in the year ended December 31, 2012, monthly payment terms were modified on two commercial real estate loans to one borrower to reduce required payments. These loans are currently on non-accrual and are in a principal only collection status. Reserves for expected uncollectible principal totaling $94,000 have been established and are a component of specific reserves in the allowance for loan losses as of December 31, 2012.

In 2011, a rate concession of 1.0% was granted on one construction loan for a period of one year. Also in 2011, payment concessions were granted to one residential loan.

There were no troubled debt restructurings that defaulted during the years ended December 31, 2012 and 2011, and for which default was within one year of the restructure date.

Credit Quality Information

The Company utilizes an eleven-grade internal loan rating system for commercial real estate, construction and commercial loans as follows:

Loans rated 1 – 3 and 31: Loans in these categories are considered "pass" rated loans with low to average risk.

Loans rated 4: Loans in this category are considered "special mention." These loans are starting to show signs of potential weakness and are being closely monitored by management.

Loans rated 5: Loans in this category are considered "substandard." Generally, a loan is considered substandard if it is inadequately protected by the current net worth and paying capacity of the obligors and/or the collateral pledged. There is a distinct possibility that the Company will sustain some loss if the weakness is not corrected.

Loans rated 6: Loans in this category are considered "doubtful" and have all the weaknesses inherent in those classified substandard with the added characteristic that the weaknesses make collection or liquidation in full, on the basis of currently existing facts, highly questionable and improbable.

Loans rated 7: Loans in this category are considered uncollectible ("loss") and of such little value that their continuance as loans is not warranted.

Category 8: Loans in this category only include commercial loans under $25,000 with no other outstandings or relationships with the Company. They are not rated in accordance with regulatory guidelines.

Category 9: Loans in this category include loans which otherwise require rating but which have not been rated, or loans for which the Company's loan policy does not require rating.

Category 10: Loans in this category include credit commitments/relationships that cannot be rated due to a lack of financial information or inaccurate financial information. If, within 60 days of the assignment of a 10 rating, information is still not available to allow a standard rating, the credit will be rated 5.

On an annual basis, or more often if needed, the Company formally reviews the ratings on all commercial real estate, construction and commercial loans. During each calendar year, the Company engages an independent third party to review a significant portion of loans within these segments. Management uses the results of this review as part of its annual review process. On a monthly basis, the Company reviews the residential real estate and consumer loan portfolio for credit quality primarily through the use of delinquency reports.

The following table presents the Company's loans by risk rating:

	December 31, 2012				December 31, 2011			
	Commercial Real Estate	Construction	Commercial	Total	Commercial Real Estate	Construction	Commercial	Total
	(In thousands)							
Loans rated 1–3 and 31	$73,312	$48,158	$14,002	$135,472	$67,579	$36,121	$11,741	$115,441
Loans rated 4	4,235	—	1,390	5,625	2,945	—	1,448	4,393
Loans rated 5	2,477	—	333	2,810	1,095	3,146	—	4,241
Loans rated 6	176	—	—	176	261	—	73	334
Loans rated 7	—	—	—	—	—	—	—	—
Categories 8 – 9	—	—	—	—	—	—	—	—
Category 10	—	—	—	—	—	—	—	—
Total	$80,200	$48,158	$15,725	$144,083	$71,880	$39,267	$13,262	$124,409

8. PREMISES AND EQUIPMENT

A summary of the cost and accumulated depreciation and amortization of premises and equipment is as follows:

	December 31, 2012	December 31, 2011	Estimated Useful Life In Years
	(In thousands)		
Premises:			
Land	$50	$50	—
Buildings	678	678	35-40
Leasehold improvements	1,142	424	5-10
Equipment	1,773	1,300	3-5
Renovations in process	64	216	
	3,707	2,668	
Less accumulated depreciation and amortization	(1,663)	(1,500)	
Premises and equipment, net	$2,044	$ 1,168	

Total depreciation and amortization expense for the years ended December 31, 2012 and 2011 amounted to $290,000 and $209,000, respectively.

Renovations in process relate to work being performed at two branches to modify office space. At December 31, 2012, outstanding commitments pertaining to these renovations amounted to $189,000.

Pursuant to terms of non-cancelable lease agreements in effect at December 31, 2012, pertaining to premises, future minimum rent commitments are as follows:

Year Ending December 31,	Amount
	(In thousands)
2013	$478
2014	533
2015	540
2016	549
2017	539
Thereafter	1,743
	$4,382

The leases contain options to extend for up to ten years. The cost of such rentals is not included above. Total rent expense amounted to $480,000 and $348,000 for the years ended December 31, 2012 and 2011, respectively.

9. DEPOSITS

A summary of deposit balances, by type, is as follows:

	December 31,	
	2012	2011
	(In thousands)	
Demand	$39,044	$31,017
NOW	25,992	16,078
Money market	54,954	50,663
Regular and other savings	41,718	27,904
Total non-certificate accounts	161,708	125,662
Term certificates of $100,000 and greater	92,688	77,465
Term certificates less than 100,000	43,663	42,119
Total Term Certificates	136,351	119,584
Total deposits	$298,059	$245,246

A summary of term certificates by maturity is as follows:

	December 31, 2012		December 31, 2011	
	Amount	Weighted Average Rate	Amount	Weighted Average Rate
	(Dollars in thousands)			
Within 1 year	$77,199	1.05%	$67,157	1.15%
Over 1 year to 2 years	30,249	1.34	32,235	1.40
Over 2 years to 3 years	24,713	1.75	7,462	2.31
Over 3 years to 4 years	4,190	1.48	12,730	2.33
	$136,351	1.25%	$119,584	1.42%

10. SHORT-TERM BORROWINGS AND AVAILABLE LINES OF CREDIT

At December 31, 2011, short-term borrowings consisted of securities sold under agreements to repurchase, which are classified as secured borrowings. Securities sold under agreements to repurchase mature within one to four days from the transaction date and are reflected at the amount of cash received in connection with the transaction. At December 31, 2011, the weighted average rate was 1.14%. In connection with the agreements, the Company pledged certain debt securities as collateral for the borrowings. This program was discontinued in 2012.

Borrowings available under an available FHLB variable-rate line of credit amounted to $1,338,000 as of December 31, 2012 and 2011. No advances were outstanding under the line of credit at December 31, 2012 and 2011.

At December 31, 2012 and 2011, the Company has pledged commercial real estate loans of $22,559,000 and $16,071,000, respectively, to access the Federal Reserve Bank discount window. At December 31, 2012, the available line amounted to $13.7 million. No advances were outstanding at December 31, 2012 or 2011.

At December 31, 2012, the Company has a $2,000,000 unsecured line of credit with a correspondent bank. No advances were outstanding at December 31, 2012.

11. LONG-TERM DEBT

Long-term debt at December 31, 2012 and 2011 consists of fixed-rate FHLB advances, as follows:

	Amount		Weighted Average Rates	
	2012	2011	2012	2011
	(In thousands)			
2012	$ —	$2,000	—%	5.51%
2013	2,000	—	0.44	—
2014*	9,500	5,500	2.03	2.97
2015	8,000	—	0.93	—
2016	2,000	—	1.32	—
2017	8,000	—	1.38	—
Thereafter	2,000	—	1.49	—
	$31,500	$7,500	1.40%	3.65%

* Includes an advance of $3,500,000 with a rate of 3.32% which became callable on a quarterly basis in March 2008.

All borrowings from the FHLB are secured by a blanket lien on qualified collateral, defined principally as 75% of the carrying value of first mortgage loans on owner-occupied residential property. (See Note 7.)

12. INCOME TAXES

Allocation of federal and state income taxes between current and deferred portions is as follows:

	Years Ended December 31,	
	2012	2011
	(In thousands)	
Current tax provision:		
Federal	$1,014	$1,070
State	306	340
	1,320	1,410
Deferred tax benefit:		
Federal	(611)	(207)
State	(178)	(62)
Change in valuation reserve	(7)	(1)
	(796)	(270)
Total tax provision	$524	$1,140

The reasons for the differences between the statutory federal income tax rate and the effective tax rates are summarized as follows:

	Years Ended December 31,	
	2012	2011
Statutory tax rate	34.0%	34.0%
Increase(decrease) resulting from:		
State taxes, net of federal tax benefit	5.2	5.8
Tax exempt increase in surrender value of bank-owned life insurance	(3.7)	(1.6)
Tax exempt bond income	(5.1)	(2.1)
Change in valuation reserve	(0.4)	—
Share-based compensation	1.6	—
Other, net	0.7	0.1
Effective tax rates	32.3%	36.2%

The components of the net deferred tax asset are as follows:

	December 31	
	2012	2011
	(In thousands)	
Deferred tax asset:		
Federal	$2,005	$1,325
State	583	383
Valuation reserve	—	(7)
	2,588	1,701
Deferred tax liability		
Federal	(524)	(377)
State	(131)	(88)
	(655)	(465)
Net deferred tax asset	$1,933	$ 1,236

The tax effects of each item that gives rise to deferred tax assets (liabilities) are as follows:

	December 31,	
	2012	2011
	(In thousands)	
Allowance for loan losses	$1,535	$1,356
Deferred loan fees	111	152
Net unrealized gains on securities available for sale	(507)	(408)
Employee benefit plans	336	181
Depreciation and amortization	(149)	(57)
Capital loss carryover	—	7
Contribution carryover	599	—
Other	8	12
Total	1,933	1,243
Valuation Allowance	—	(7)
Net deferred tax asset	$1,933	$1,236

At December 31, 2012, the Company has a charitable contribution carryover of $1,500,000 which will expire on December 31, 2017. The carryover was created primarily by the contribution of 157,477 shares of the Company's common stock to Wellesley Bank Charitable Foundation as part of the mutual to stock conversion. A valuation allowance was not established as it is anticipated that the Company will be able to fully utilize the carryover based on projected earnings.

At December 31, 2011, the Company had a capital loss carryover of $21,000, which would have expired on December 31, 2014. At December 31, 2011, the Company had a valuation allowance of $7,000 related to the capital loss carryover. This capital loss carryover was fully utilized in 2012 and the valuation allowance was reversed.

The federal income tax reserve for loan losses at the Company's base year amounted to $820,000. If any portion of the reserve is used for purposes other than to absorb loan losses for which established, approximately 150% of the amount actually used (limited to the amount of the reserve) would be subject to taxation in the year in which used. As the Company intends to use the reserve only to absorb loan losses, a deferred income tax liability of $328,000 has not been provided.

The Company's tax returns are subject to review and examination by federal and state taxing authorities. The Company is currently open to audit under the applicable statutes of limitations by the Internal Revenue Service for the years ended December 31, 2009 through 2012. The years open to examination by state taxing authorities vary by jurisdiction; no years prior to 2009 are open.

13. ON-BALANCE SHEET DERIVATIVE INSTRUMENTS AND HEDGING ACTIVITIES

Interest Rate Risk Management – Derivative Instruments Not Designated As Hedging Instruments

Certain derivative instruments do not meet the requirements to be accounted for as hedging instruments. These undesignated derivative instruments are recognized on the consolidated balance sheet at fair value, with changes in the fair value recorded in other noninterest income.

Derivative Loan Commitments

Mortgage loan commitments are referred to as derivative loan commitments if the loan that will result from exercise of the commitment will be held for sale upon funding. The Company enters into commitments to fund residential mortgage loans at specified rates and times in the future, with the intention that these loans will subsequently be sold in the secondary market.

Outstanding derivative loan commitments expose the Company to the potential for changes in the fair value of the underlying loans as interest rates change, and, relatedly, the value of the loan commitment. If interest rates increase, the value of these loan commitments will decrease. Conversely, if interest rates decrease, the value of these loan commitments will increase. During the year ended December 31, 2012, the Company entered into $34,523,000 of loan commitments for which the resulting loan was sold or is held for sale at the end of the year. The notional amount of undesignated mortgage commitments was $1.7 million at December 31, 2012. The fair value of these commitments was an asset of $10,000 at December 31, 2012. There were no undesignated mortgage commitments at December 31, 2011.

Forward Loan Sale Commitments

To protect against the price risk inherent in derivative loan commitments, the Company utilizes "best efforts" forward loan sale commitments to mitigate the risk of potential decreases in the values of loans that would result from the exercise of the derivative loan commitments. With a "best efforts" contract, the Company commits to deliver an individual mortgage loan of a specified principal amount and quality to an investor if the loan to the underlying borrower closes. Generally, the price the investor will pay the seller for an individual loan is specified prior to the loan being funded.

The Company expects that these forward loan sale commitments will experience changes in fair value opposite to the change in fair value of derivative loan commitments. The notional amount of undesignated forward loan sale commitments was $10.7 million at December 31, 2012. The fair value of these commitments was a net asset of $4,000 at December 31, 2012. There were no undesignated forward loan sale commitments at December 31, 2011.

14. OTHER COMMITMENTS AND CONTINGENCIES

Credit-related financial instruments

The Company is a party to financial instruments with off-balance-sheet risk in the normal course of business to meet the financing needs of its customers. These financial instruments include commitments to extend credit which involve, to varying degrees, elements of credit and interest rate risk in excess of the amount recognized in the accompanying consolidated balance sheets. At December 31, 2012 and 2011, the following financial instruments were outstanding whose contract amounts represent credit risk.

	December 31,	
	2012	2011
	(In thousands)	
Commitments to grant loans	$ 10,759	$ 5,201
Unadvanced home equity lines of credit	18,374	15,001
Unadvanced commercial lines of credit	11,316	9,417
Unadvanced funds on construction loans	24,669	10,601
Standby letters of credit	374	374
Overdraft lines of credit	461	431

Commitments to grant loans are agreements to lend to a customer as long as there is no violation of any condition established in the contract. Commitments generally have fixed expiration dates or other termination clauses and may require payment of a fee. The commitments for home equity and commercial lines of credit may expire without being drawn upon, therefore, the total commitment amounts do not necessarily represent future cash requirements. Home equity and certain commercial lines of credit are generally collateralized by real estate or business assets. Commitments to grant loans and unadvanced funds on construction loans are also secured by real estate.

Standby letters of credit are conditional commitments issued by the Company to guarantee the performance of a customer to a third party. Those letters of credit are primarily issued to support public and private borrowing arrangements. All letters of credit have expiration dates within one year. The credit risk involved in issuing letters of credit is essentially the same as that involved in extending loan facilities to customers. The Company collateralizes those commitments for which collateral is deemed necessary.

Employment agreements

The Company has entered into employment agreements with certain executives for periods up to three years. The agreements generally provide for specified minimum levels of annual compensation and benefits. In addition, the agreements provide for specified lump sum payments and the continuation of benefits upon certain events of termination, as defined, including a change in control of the Company.

Contingencies

Various legal claims arise from time to time in the normal course of business which, in the opinion of management, will have no material effect on the consolidated financial position of the Company.

15. MINIMUM REGULATORY CAPITAL REQUIREMENTS

The Bank is subject to various regulatory capital requirements administered by the federal banking agencies. Failure to meet minimum capital requirements can initiate certain mandatory and possibly additional discretionary actions by regulators that, if undertaken, could have a direct material effect on the Bank's consolidated financial statements. Under capital adequacy guidelines and the regulatory framework for prompt corrective action, the Bank must meet specific capital guidelines that involve quantitative measures of their assets, liabilities and certain off-balance-sheet items as calculated under regulatory accounting practices. The capital amounts and classification are also subject to qualitative judgments by the regulators about components, risk weightings, and other factors.

Quantitative measures established by regulation to ensure capital adequacy require the Bank to maintain minimum amounts and ratios (set forth in the following table) of total and Tier 1 capital (as defined in the regulations) to risk-weighted assets (as defined) and of Tier 1 capital (as defined) to average assets (as defined). Management believes, as of December 31, 2012 and 2011, that the Bank met all capital adequacy requirements to which it is subject.

As of December 31, 2012, the most recent notification from the Federal Deposit Insurance Corporation categorized the Bank as well capitalized under the regulatory framework for prompt corrective action. To be categorized as well capitalized, it must maintain minimum total risk-based, Tier 1 risk-based and Tier 1 leverage ratios as set forth in the following table. There are no conditions or events since the notification that management believes have changed the Bank's category. The Bank's capital amounts and ratios as of December 31, 2012 and 2011 are presented in the following tables.

	Actual		**Minimum Capital Requirements**		**Minimum to be Well Capitalized Under Prompt Corrective Action Provisions**	
	Amount	**Ratio**	**Amount**	**Ratio**	**Amount**	**Ratio**
			(Dollars in thousands)			
December 31, 2012						
Total Capital to Risk-Weighted Assets	$36,819	13.9%	$21,122	8.0%	$26,402	10.0%
Tier 1 capital to Risk-Weighted Assets	33,512	12.7	10,561	4.0	15,841	6.0
Tier 1 Capital to Average Assets	33,512	9.3	10,863	3.0	18,105	5.0

December 31, 2011	Actual		Minimum Capital Requirements		Minimum to be Well Capitalized Under Prompt Corrective Action Provisions	
	Amount	Ratio	Amount	Ratio	Amount	Ratio
			(Dollars in thousands)			
Total Capital to Risk-Weighted Assets	$24,707	11.9%	$16,597	8.0%	$20,746	10.0%
Tier 1 capital to Risk-Weighted Assets	22,104	10.7	8,298	4.0	12,447	6.0
Tier 1 Capital to Average Assets	22,104	7.8	8,494	3.0	14,156	5.0

16. EMPLOYEE BENEFIT PLANS

Defined benefit plan

On August 17, 2011, the Company's Board of Directors voted to freeze pension benefits as of November 1, 2011 under a multi-employer defined benefit plan provided to employees through membership in the Co-operative Banks Employees Retirement Association ("CBERA"). At that time, the Company chose to fully fund the remaining pension liability, recognizing the amount of the additional contribution expense in current period earnings. As a result, benefit obligations under the plan have been fully transferred to CBERA. For the year ended December 31, 2011, total plan expense amounted to $686,000, and contributions to the plan amounted to $782,000.

401(k) Plan

The Company has a 401(k) plan which provides for voluntary contributions by participating employees of up to 75% of their compensation, subject to IRS limitations. The Company matches the employee's voluntary contribution at a level of 150% of the employee's contributions up to the first 7% of the employee's compensation. Total plan expense for the years ended December 31, 2012 and 2011 amounted to $313,000 and $214,000, respectively.

Supplemental retirement agreements

The Company has entered into a supplemental retirement agreement with a current officer, which provides for payments upon attaining the retirement age specified in the agreements. The present value of these future payments is accrued over the remaining service term and at December 31, 2012 and 2011, amounted to $296,000 and $195,000, respectively. Supplemental retirement benefits generally vest as they are accrued, however a termination of employment subsequent to a change in control of the Company will result in the vesting of all benefits that would have accrued to the officer's normal retirement date. Total supplemental retirement expense for the years ended December 31, 2012 and 2011 amounted to $101,000 and $97,000, respectively.

Endorsement split-dollar life insurance arrangements

The Company is the sole owner of life insurance policies pertaining to certain of the Company's executives. The Company has entered into agreements with these executives whereby the Company has agreed to maintain a life insurance policy in effect during the executives' retirement, which will pay to the executives' estates or beneficiaries a portion of the death benefit that the Company will receive as beneficiary of such policies. Total split-dollar insurance expense for the years ended December 31, 2012 and 2011 amounted to $24,000 and $28,000, respectively.

Incentive compensation program

The Company has established an incentive compensation program whereby approximately 5-10% of the Company's consolidated income, before income taxes and incentive compensation expense, is allocated for distribution to eligible employees. Total incentive compensation expense for the years ended December 31, 2012 and 2011 amounted to $402,000 and $293,000, respectively.

Equity Incentive Plan

Under the Company's 2012 Equity Incentive Plan (the "Equity Incentive Plan"), approved by the Company's stockholders at the annual meeting on August 15, 2012, the Company may grant stock options to its management, employees and directors in the form of incentive stock options and non-qualified stock options for up to 240,751 shares. Under the Equity Incentive Plan, the Company may also grant stock awards to management, employees and directors for up to 96,286 shares.

Stock Options

On October 1, 2012, the Board of Directors granted options to purchase 203,395 shares of its common stock to its management, employees and directors. The exercise price of each option equals the market price of the stock on the date of grant, and the maximum term of each option is 10 years. The vesting period is five years from the date of grant, with vesting at 20% per year. The fair value of stock options granted on October 1, 2012 using a Black-Scholes pricing model was $4.69 based on the following assumptions:

Expected dividends	$0.00
Expected term	10 years
Expected volatility	19.7%
Risk-free interest rate	1.64%

The expected volatility is based on historical volatility. The risk-free interest rates for periods consistent with the expected term of the awards are based on the 10-year U.S. Treasury yield curve in effect at the time of the grant. The expected term is based on the maximum term as it is not currently anticipated that participants would exercise the option prior to the end of the term. The dividend yield is based on the Company's history and our current expectation of dividend payouts.

A summary of option activity under the Equity Incentive Plan for the year ended December 31, 2012, is presented below:

Options	**Shares** (In thousands)	**Exercise Price**
Outstanding at beginning of year	—	
Granted	203	$15.35
Exercised	—	—
Forfeited	—	—
Expired	—	—
Outstanding at end of year	203	$15.35
Options exercisable at end of year	—	
Remaining contractual term	9.75 years	
Aggregate intrinsic value	$954,000	

For the year ended December 31, 2012, share based compensation expense applicable to the stock options was $48,000 and the recognized tax benefit related to this expense was $19,000.

Unrecognized compensation expense for non-vested stock options totaled $906,000 as of December 31, 2012, which will be recognized over the remaining vesting period of 4.75 years.

Stock Awards

On October 1, 2012, the Board of Directors granted restricted stock awards of 86,539 to its management, employees and directors. Awarded shares are held in reserve for each grantee by the Company's transfer agent, and will be issued from previously authorized but unissued shares upon vesting. The fair value of the stock awards, based on the market price at the grant date, will be recognized over the five year vesting period.

The following table presents the activity in non-vested stock awards under the Equity Incentive Plan for the year ended December 31, 2012:

	Number of Shares	Grant-date Fair Value
	(In thousands)	
Non-vested stock awards at beginning of year	—	
Restricted shares granted	87	$15.35
Shares vested	—	—
Shares forfeited	—	—
Non-vested stock awards at end of year	87	$15.35

For the year ended December 31, 2012, compensation expense applicable to the stock awards was $66,000 and the recognized tax benefit related to this expense was $27,000. Unrecognized compensation expense for non-vested restricted stock totaled $1,262,000 as of December 31, 2012, which will be recognized over the remaining vesting period of 4.75 years.

Employee Stock Ownership Plan

The Company maintains an Employee Stock Ownership Plan ("ESOP") to provide eligible employees the opportunity to own Company stock. The ESOP is a tax-qualified retirement plan for the benefit of all Company employees. Contributions are allocated to eligible participants on the basis of compensation, subject to federal tax limits.

The Company granted a loan to the ESOP for the purchase of shares of the Company's common stock on the closing date of the Conversion. As of December 31, 2012, the ESOP holds 192,572 shares, or 8.00% of the common stock outstanding on that date. The loan obtained by the ESOP from the Company to purchase common stock is payable annually over 15 years at the rate of 3.25% per annum. The loan can be prepaid without penalty. Loan payments are expected to be funded by cash contributions from the Company. The loan is secured by the shares purchased, which are held in a suspense account for allocation among participants as the loan is repaid. Cash dividends paid on allocated shares will be distributed to participants and cash dividends paid on unallocated shares will be used to repay the outstanding debt of the ESOP. Shares used as collateral to secure the loan are released and available for allocation to eligible employees as the principal and interest on the loan is paid.

At December 31, 2012, the remaining principal balance on the ESOP debt is payable as follows:

Year Ending December 31,	Amount
	(In thousands)
2013	$105
2014	108
2015	112
2016	115
2017	119
Thereafter	1,261
	$1,820

Shares held by the ESOP include the following:

	December 31, 2012
Allocated	12,838
Unallocated	179,734
	192,572

The fair value of unallocated shares was approximately $2,759,000 at December 31, 2012.

Total compensation expense recognized in connection with the ESOP for the year ended December 31, 2012 was $181,000.

17. LOANS TO RELATED PARTIES

Information pertaining to loans to directors, executive officers and their associates (exclusive of loans to any such persons which in the aggregate do not exceed $60,000) is as follows:

	Years Ended December 31,	
	2012	2011
	(In thousands)	
Balance at beginning of year	$3,467	$2,749
Principal additions	152	1,750
Principal payments	(791)	(1,032)
Balance at end of year	$2,828	$3,467

Such loans are made in the ordinary course of business at the Company's normal credit terms, except for certain loans which were granted with an interest rate discount of 0.50% under the Company's Mortgage Discount Program. This program applies only to fixed or adjustable rate mortgage loans that are held in the Company's portfolio. The program is offered to all full and part-time employees of the Company and to all members of its Board of Directors.

18. RESTRICTIONS ON DIVIDENDS, LOANS AND ADVANCES

Federal and state banking regulations place certain restrictions on dividends paid and loans or advances made by the Bank to the Company. The total amount of dividends which may be paid in any calendar year cannot exceed the Bank's net income for the current year, plus the Bank's net income retained for the previous two years, without regulatory approval. Loans or advances are limited to 10 percent of the Bank's capital stock and surplus on a secured basis. Also, in connection with its non-objection to the conversion, the FDIC has required Wellesley Bank to commit that for the three-year period immediately following the closing of the conversion, it will not make any distribution of capital to Wellesley Bancorp, including cash dividends, except in accordance with FDIC laws and regulations and as provided for in the business plan, without the prior approval of the Boston Area Office of the FDIC if such action would cause Wellesley Bank's tier 1 leverage and total risk-based capital ratios to fall below 8.0% and 12.0%, respectively.

19. STOCK REPURCHASE PLAN

On October 1, 2012, the Board of Directors approved the repurchase of up to 96,286 shares, or approximately 4.0% of the Company's outstanding common stock. At December 31, 2012, the Company had repurchased and retired 13,080 shares.

20. FAIR VALUES OF FINANCIAL INSTRUMENTS

Determination of fair value

The Company uses fair value measurements to record fair value adjustments to certain assets and liabilities and to determine fair value disclosures. The fair value of a financial instrument is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. Fair value is best determined based upon quoted market prices. However, in many instances, there are no quoted market prices for the Company's various financial instruments. In cases where quoted market prices are not available, fair values are based on estimates using present value or other valuation techniques. Those techniques are significantly affected by the assumptions used, including the discount rate and estimates of future cash flows. Accordingly, the fair value estimates may not be realized in an immediate settlement of the instrument.

The following methods and assumptions were used by the Company in estimating fair value disclosures:

Cash, cash equivalents and certificates of deposit: The carrying amounts approximate fair values based on the short-term nature of the assets.

Securities available for sale: Fair value measurements are obtained from a third-party pricing service and are not adjusted by management. Securities measured at fair value in Level 2 are based on pricing models that consider standard input factors such as observable market data, benchmark yields, interest rate volatilities, broker/dealer quotes, credit spreads and new issue data.

Federal Home Loan Bank (FHLB) stock: The carrying value of FHLB stock is deemed to approximate fair value, based on the redemption provisions of the FHLB of Boston.

Loans held for sale: Fair values are based on commitments in effect from investors or prevailing market prices.

Loans, net: For variable-rate loans that reprice frequently and with no significant change in credit risk, fair values are based on carrying values. Fair values for other loans are estimated using discounted cash flow analyses, using market interest rates currently being offered for loans with similar terms to borrowers of similar credit quality. Fair values for impaired loans are estimated using discounted cash flow analyses or underlying collateral values, where applicable.

Deposits: The fair values disclosed for non-certificate deposit accounts are, by definition, equal to the amount payable on demand at the reporting date (i.e., their carrying amounts). Fair values for fixed-rate certificates of deposit are estimated using a discounted cash flow calculation that applies market interest rates currently being offered on certificates to a schedule of aggregated expected monthly maturities on time deposits.

Short-term borrowings: The carrying amount of short-term borrowings approximates fair value, based on the short-term nature of the liabilities.

Long-term debt: The fair values of long-term debt are estimated using discounted cash flow analyses based on the current incremental borrowing rates in the market for similar types of borrowing arrangements.

Accrued interest: The carrying amounts of accrued interest approximate fair value.

Forward loan sale commitments and derivative loan commitments: Forward loan sale commitments and derivative loan commitments are based on fair values of the underlying mortgage loans, including servicing values as applicable. The fair value of derivative loan commitments also considers the probability of such commitments being exercised.

Off-balance sheet instruments: Fair values for off-balance-sheet lending commitments are based on fees currently charged to enter into similar agreements, taking into account the remaining terms of the agreements and the counterparties' credit standing. The fair values of these instruments are considered immaterial.

Assets and liabilities measured at fair value on a recurring basis

Assets and liabilities measured at fair value on a recurring basis at December 31, 2012 and 2011 are summarized below. There were no liabilities measured at fair value on a recurring basis at December 31, 2011.

	December 31, 2012			
	Level 1	**Level 2**	**Level 3**	**Fair Value**
		(In thousands)		
Assets				
Residential mortgage-backed securities:				
Government National Mortgage Association	$ —	$ 9,546	$ —	$ 9,546
Government-sponsored enterprises	—	11,213	—	11,213
SBA and other asset-backed securities	—	4,127	—	4,127
State and municipal bonds	—	5,963	—	5,963
Government-sponsored enterprise obligations	—	2,115	—	2,115
Corporate bonds	—	6,292	—	6,292
Derivative loan commitments	—	10	—	10
Forward loan sale commitments	—	22	—	22
Total assets	$ —	$ 39,288	$ —	$ 39,288
Liabilities				
Forward loan sale commitments	$ —	$ 18	$ —	$ 18

	December 31, 2011			
	Level 1	**Level 2**	**Level 3**	**Fair Value**
		(In thousands)		
Assets				
Residential mortgage-backed securities:				
Government National Mortgage Association	$ —	$ 11,126	$ —	$ 11,126
Government-sponsored enterprises	—	10,866	—	10,866
SBA and other asset-backed securities	—	2,507	—	2,507
State and municipal bonds	—	8,246	—	8,246
Government-sponsored enterprise obligations	—	2,364	—	2,364
Corporate bonds	—	979	—	979
Total assets	$ —	$ 36,088	$ —	$ 36,088

Assets measured at fair value on a non-recurring basis

The Company may also be required, from time to time, to measure certain other financial assets on a non-recurring basis in accordance with generally accepted accounting principles. These adjustments to fair value usually result from application of lower-of-cost-or-market accounting or write-downs of individual assets. The following table summarizes the fair value hierarchy used to determine each adjustment and the carrying value of the related individual assets as of December 31, 2012 and 2011.

	December 31, 2012			December 31, 2011		
	Level 1	Level 2	Level 3	Level 1	Level 2	Level 3
	(In thousands)					
Impaired loans	$ —	$ —	$ 82	$ —	$ —	$ 2,864

	Year Ended December 31, 2012	Year Ended December 31, 2011
	Total Gains (Losses)	Total Gains (Losses)
	(In thousands)	
Impaired loans	$ 21	$ (37)

Losses applicable to certain impaired loans are estimated using the appraised value of the underlying collateral, considering discounting factors and adjusting for estimated selling costs. The loss is not recorded directly as an adjustment to current earnings, but rather as a component in determining the overall adequacy of the allowance for loan losses. Adjustments to the estimated fair values of impaired loans may result in increases or decreases to the provision for loan losses.

There are no liabilities measured at fair value on a non-recurring basis at December 31, 2012 or 2011.

Summary of fair values of financial instruments

The estimated fair values, and related carrying amounts, of the Company's financial instruments are outlined in the table below. Certain financial instruments and all nonfinancial instruments are excluded from disclosure requirements. Accordingly, the aggregate fair value amounts presented herein do not represent the underlying fair value of the Company.

	December 31, 2012				
		Fair Value			
	Carrying Amount	Level 1	Level 2	Level 3	Total
	(In thousands)				
Financial assets:					
Cash and cash equivalents	$18,218	$18,218	$—	$—	$18,218
Certificates of deposit	600	600	—	—	600
Securities available for sale	39,256	—	39,256	—	39,256
FHLB stock	2,005	—	—	2,005	2,005
Loans held for sale	9,130	—	9,130	—	9,130
Loans, net	294,091	—	—	294,618	294,618
Accrued interest receivable	1,019	—	—	1,019	1,019
Derivative loan commitments	10	—	10	—	10
Forward loan sale commitments	22	—	22	—	22
Financial liabilities:					—
Deposits	298,059	—	—	298,949	298,949
Long-term debt	31,500	—	31,961	—	31,961
Accrued interest payable	5	—	—	5	5
Forward loan sale commitments	18	—	18	—	18

	December 31, 2011	
	Carrying Amount	**Fair Value**
	(In thousands)	
Financial assets:		
Cash and cash equivalents	$33,524	$33,524
Certificates of deposit	100	100
Securities available for sale	36,088	36,088
FHLB stock	1,930	1,930
Loans, net	221,877	222,143
Accrued interest receivable	911	911
Financial liabilities:		
Deposits	245,246	246,315
Short-term borrowings	7,059	7,059
Long-term debt	7,500	7,868
Accrued interest payable	25	25

Directors of Wellesley Bancorp, Inc. and Wellesley Bank

Thomas J. Fontaine,
President and C.E.O., Wellesley Bancorp, Inc.
President and C.E.O., Wellesley Bank

Nancy Marden Goodall, Director

C. Joseph Grignaffini, Director

Hugh J. Kelley, Director

Theodore F. Parker, Director
Clerk of the Bank

Leslie B. Shea, Esq., Director

Edwin G. Silver, Director

Robert L. Skolnick, Director

Tina L. Wang, Director

Officers of Wellesley Bancorp, Inc., Wellesley Bank and Wellesley Investment Partners

Thomas J. Fontaine,
President and C.E.O., Wellesley Bancorp, Inc.
President and C.E.O., Wellesley Bank

Eloise C. Thibault
Corporate Secretary, Wellesley Bancorp, Inc.
V.P. and Treasurer, Wellesley Bank

Wendy L. Bradley
A.V.P., Central Street Branch Manager, Wellesley Bank

Edward V. Casavant
Sr. V.P., Commercial Lending, Wellesley Bank

Henry M. Connors
V.P., Retail Banking, Wellesley Bank

Ann Marie DeCoff
A.V.P., Mortgage Operations, Wellesley Bank

Christopher K. Gaffney
V.P. Financial Planner, Wellesley Investment Partners

James S. Jackson
A.V.P., Linden Street Branch Manager, Wellesley Bank

Alice C. Lee
A.V.P., Lower Falls Branch Manager, Wellesley Bank

Gary P. Culyer
C.F.O. and Treasurer, Wellesley Bancorp, Inc.
Sr. V.P. and C.F.O., Wellesley Bank

William J. Cadigan
President,
Wellesley Investment Partners

Brian J. Lynch
Sr. V.P., Mortgage Lending, Wellesley Bank

Greg Pauplis
V.P., Commercial Lending, Wellesley Bank

Lindsay Santini Moran
V.P. and Residential Mortgage Officer, Wellesley Bank

Jeffrey C. Smith
Chief Investment, Operations and Compliance Officer,
Wellesley Investment Partners

Maureen Sullivan
V.P., Sales and Marketing, Wellesley Bank

John W. Wescott
V.P., Information Technology, Wellesley Bank

Angela Yee
V.P., Compliance, Wellesley Bank

Corporate Profile

Wellesley Bancorp, Inc. is a Maryland corporation incorporated in 2011, (NASDAQ: WEBK). It serves as the parent holding company of Wellesley Bank (the "Bank"), a Massachusetts chartered stock co-operative bank, established in 1911, which completed its conversion from the mutual to the stock form of ownership in January 2012. The Bank is a full service community bank headquartered in Wellesley, Massachusetts providing competitive banking products and investment management services to individuals, businesses and nonprofit organizations. Three full service branches with ATM services are located in Wellesley, and 24 hour online banking services are available at www.wellesleybank.com. Come grow with us.

Stock Listing

Wellesley Bancorp, Inc. common stock is
listed on the Nasdaq Capital Market
under the symbol "WEBK"

Stockholder and General Inquiries

Gary P. Culyer
C.F.O. and Treasurer
Wellesley Bancorp, Inc.
47 Church Street
Wellesley, MA 02482

Corporate Counsel

Kilpatrick Townsend & Stockton LLP
607 14th Street, N.W.
Washington, D.C. 20005

Annual and Other Reports

The Company's annual report and proxy, and other regulatory filings and reports may be obtained on the Company's website at www.wellesleybank.com.

Transfer Agent

Registrar and Transfer Company
10 Commerce Drive
Cranford, NJ 07016

Independent Registered Public Accountant

Wolf and Company, P. C.
99 High Street
Boston, MA 02110

Locations

Executive Office:
47 Church Street
Wellesley, Massachusetts 02482
Tel. (781) 235-2550
Fax (781) 489-7676

Lending Office:
31 Washington Street
Wellesley, Massachusetts 02481
Tel. (781) 235-2550
Fax (781) 237-9549

Wellesley Investment Partners
47 Church Street
Wellesley, Massachusetts 02482
Tel. (781) 235-2550
Fax (781) 489-7695

Central Street Branch:
40 Central Street
Wellesley, Massachusetts 02482
Tel. (781) 489-7635
Fax (781) 235-6092

Linden Street Branch:
197 Linden Street
Wellesley, Massachusetts 02482
Tel. (781) 489-7635
Fax (781) 237-7301

Washington Street Branch:
29 Washington Street
Wellesley, Massachusetts 02481
Tel. (781) 489-7601
Fax (781) 489-4550

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Wellesley Bancorp, Inc.

40 Central Street

Wellesley, MA 02482

(781) 235-2550

NASDAQ: WEBK